    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 7, 1997

                                                      REGISTRATION NO. 333-33751
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          ARCHIBALD CANDY CORPORATION
             (Exact name of Registrant as specified in its charter)

           ILLINOIS                       2064/5441                360743280
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
      of incorporation)          Classification Code Numbers)    Identification
                                                                      No.)

              1137 WEST JACKSON BOULEVARD, CHICAGO, ILLINOIS 60607
                                 (312) 243-2700
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)
                             ---------------------

                                TED A. SHEPHERD
                     PRESIDENT AND CHIEF OPERATING OFFICER
                          ARCHIBALD CANDY CORPORATION
                          1137 WEST JACKSON BOULEVARD
                            CHICAGO, ILLINOIS 60607
                                 (312) 243-2700

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                WITH A COPY TO:
                              JOSEPH A. WALSH, JR.
                                WINSTON & STRAWN
                              35 West Wacker Drive
                            Chicago, Illinois 60601
                                 (312) 558-5600
                             ---------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                             ---------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Section 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED OCTOBER 7, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                          ARCHIBALD CANDY CORPORATION

              OFFER TO EXCHANGE $1,000 IN PRINCIPAL AMOUNT OF ITS
                     10 1/4% SENIOR SECURED NOTES DUE 2004
            WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT FOR
               EACH $1,000 IN PRINCIPAL AMOUNT OF ITS OUTSTANDING
                     10 1/4% SENIOR SECURED NOTES DUE 2004

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                  ON                 , 1997, UNLESS EXTENDED.

                              -------------------

    Archibald Candy Corporation, an Illinois corporation ("Archibald" or the "Company"), hereby offers to exchange (the "Exchange Offer") up to $100,000,000 in aggregate principal amount of its new 10 1/4% Senior Secured Notes due 2004 (the "New Notes") for up to $100,000,000 in aggregate principal amount of its outstanding 10 1/4% Senior Secured Notes due 2004 (the "Old Notes" and, together with the New Notes, the "Notes") that were issued and sold in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). The Company is a wholly owned subsidiary of Fannie May Holdings, Inc., a Delaware corporation ("Holdings").

    The form and terms of the New Notes are substantially identical (including principal amount, interest rate, maturity, security and ranking) to the form and terms of the Old Notes for which they may be exchanged pursuant to the Exchange Offer, except that the New Notes (i) are freely transferable by holders thereof (except as provided below) and (ii) are not entitled to certain registration rights and certain liquidated damage provisions which are applicable to the Old Notes under the Registration Rights Agreement (as defined). The New Notes will be issued under the Indenture (as defined) governing the Old Notes.

    For each Old Note accepted for exchange, the holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note. The New Notes will bear interest at the rate of 10 1/4% per annum, payable semi-annually on January 1 and July 1 of each year, commencing January 1, 1998. Interest on the New Notes will accrue from the last interest payment date on which interest was paid on the Old Notes surrendered in exchange therefor or, if no interest has been paid on the Notes, from the date of original issue of the Old Notes.


    The New Notes will be, and the Old Notes are, senior secured obligations of the Company and rank senior in right of payment to all subordinated indebtedness of the Company, and pari passu in right of payment with all senior indebtedness of the Company. The Notes will be unconditionally guaranteed by each future Restricted Subsidiary (as defined) of the Company, if any, and secured by security interests in certain of the Company's equipment, fixtures and general intangibles, including trademarks, and mortgages on certain of the Company's owned real property, and proceeds of the foregoing, and a security interest in and a pledge of all of the capital stock of the Company's future Restricted Subsidiaries, if any. Lenders under the New Credit Facility (as defined) will have claims with respect to the Company's accounts receivable, raw materials and finished goods inventories and certain of the Company's owned store locations and the proceeds therefrom constituting collateral for such indebtedness that are effectively senior in right of payment to the claims of the holders of the Notes with respect to such assets. As of August 2, 1997, the Company did not have, and as of the date hereof the Company does not have, any indebtedness outstanding (excluding trade payables and other accrued liabilities, which as of August 2, 1997 were equal to approximately $8.6 million) other than the Notes and capital lease obligations. In addition, as of the date hereof, the Company has up to $20.0 million of unused senior secured borrowing capacity under the New Credit Facility. The Indenture (as defined) contains certain covenants that limit the ability of the Company and its Restricted Subsidiaries, if any, to incur additional indebtedness, including any senior indebtedness. See "Description of New Notes -- Limitation on Incurrence of Indebtedness."


    OTHER THAN THE NEW CREDIT FACILITY, THE COMPANY HAS NO CURRENT OR PENDING ARRANGEMENTS OR AGREEMENTS TO INCUR ANY ADDITIONAL SIGNIFICANT INDEBTEDNESS (EXCLUDING TRADE PAYABLES) TO WHICH THE NOTES WOULD BE SUBORDINATE OR RANK PARI PASSU IN RIGHT OF PAYMENT. IN ADDITION, THE COMPANY HAS NOT ISSUED, AND DOES NOT HAVE ANY CURRENT FIRM ARRANGEMENTS TO ISSUE, ANY SIGNIFICANT INDEBTEDNESS TO WHICH THE NOTES WOULD BE SENIOR IN RIGHT OF PAYMENT.

                            ------------------------

    HOLDERS OF OLD NOTES SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH IN "RISK FACTORS" COMMENCING ON PAGE 10 OF THIS PROSPECTUS PRIOR TO MAKING A DECISION WITH RESPECT TO THE EXCHANGE OFFER.
                               -----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

             The date of this Prospectus is                , 1997.

    The Notes are redeemable at the option of the Company, in whole or in part, on or after July 1, 2001, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. Notwithstanding the foregoing, at any time or from time to time prior to July 1, 2000, the Company may redeem up to $33.0 million of the original principal amount of the Notes at the redemption price of 110.250% of the principal amount thereof, plus accrued and unpaid interest, if any, through the date of redemption with the net cash proceeds of one or more Public Equity Offerings (as defined); provided, that at least $67.0 million aggregate principal amount of the Notes remain outstanding immediately thereafter. See "Description of New Notes -- Redemption." Upon a Change of Control (as defined), the Company will be required to offer to repurchase all of the outstanding Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. There can be no assurance, however, that the Company will have, or will have access to, sufficient funds to repurchase the Notes properly tendered in connection with the Change of Control event. Further, the New Credit Facility prohibits, and successor financings may prohibit, the repurchase of any Notes as a result of a Change of Control. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring. See "Risk Factors -- Inability to Purchase Notes Upon a Change of Control" and "Description of New Notes -- Repurchase Upon Change of Control."

    The Old Notes were originally issued and sold on July 2, 1997 in a transaction (the "Offering") not registered under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act and Rule 144A promulgated under the Securities Act. Accordingly, the Old Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. Based upon its view of interpretations provided to third parties by the staff of the Securities and Exchange Commission (the "Commission"), the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any holder which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act (an "Affiliate"), (ii) a broker-dealer who acquired Old Notes directly from the Company or (iii) a broker-dealer who acquired Old Notes as a result of market making or other trading activities) without further compliance with the registration and prospectus delivery requirements of the Securities Act provided that such New Notes are acquired in the ordinary course of such holder's business and such holder is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of such New Notes. However, the Company does not intend to request the Commission to consider, and the Commission has not considered, the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in other circumstances. See "Risk Factors--Consequences of Exchange and Failure to Exchange Old Notes." Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal that is filed as an exhibit to the Registration Statement (as defined) of which this Prospectus is a part (the "Letter of Transmittal") states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Broker-dealers who acquired Old Notes as a result of market making or other trading activities may use this Prospectus, as supplemented or amended, in connection with resales of the New Notes. The Company has agreed that, for a period of 180 days after this Registration Statement is declared effective by the Commission, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes and any holder that cannot rely upon the interpretations of the Commission discussed above must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

    There will be no cash proceeds to the Company from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer (which shall not include the expenses of any holder in connection with resales of the New Notes). Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is subject to certain customary conditions. If the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return the Old Notes to the holders thereof. The Company can, in its sole discretion, extend the Exchange Offer indefinitely, subject to the Company's obligation to pay liquidated damages as described in "Old Notes Registration Rights; Liquidated Damages" if the Exchange Offer is not consummated by December 14, 1997 and, under certain circumstances, file a shelf registration statement with respect to the Old Notes. See "The Exchange Offer."


    Old Notes initially purchased by qualified institutional buyers were initially represented by a single, global Note in registered form, registered in the name of a nominee of The Depository Trust Company ("DTC"), as depository. The New Notes exchanged for Old Notes represented by the global Note will be represented by one or more global New Notes in registered form, registered in the name of the nominee of DTC. See "Description of New Notes -- Book-Entry, Delivery and Form." New Notes issued to non-qualified institutional buyers in exchange for Old Notes held by such investors will be issued only in certificated, fully registered, definitive form. Except as described herein, New Notes in definitive certificated form will not be issued in exchange for the global New Note(s) or interests therein.

    The Old Notes and the New Notes constitute new issues of securities with no established public trading market. Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered, Old Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of any remaining Old Notes will continue to be subject to the existing restrictions on transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Old Notes except under certain limited circumstances. See "Risk Factors -- Consequences of Exchange and Failure to Exchange Old Notes" and "Old Notes Registration Rights; Liquidated Damages." No assurance can be given as to the liquidity of the trading market for either the Old Notes or the New Notes.

    The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered or accepted for exchange. The Exchange Offer
will expire at 5:00 p.m., New York City time, on               , 1997, unless
extended (the "Expiration Date"). The date of acceptance for exchange of the Old Notes (the "Exchange Date") will be the first business day following the Expiration Date, upon surrender of the Old Notes. Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date; otherwise such tenders are irrevocable.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the New Notes being offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the New Notes, reference is hereby made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions in such exhibit, to which reference is hereby made.

    The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon the effectiveness of the Registration Statement or, if earlier, the Shelf Registration Statement (as defined), the Company will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all reports and other information required by the Commission. The Registration Statement as well as periodic reports, proxy statements and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1025, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, registration statements and certain other documents filed with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at HTTP://WWW.SEC.GOV. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR. Copies of the Registration Statement, periodic reports, proxy statements and other information also can be obtained from the Company upon request. Any such request should be addressed to the Company's principal office at 1137 West Jackson Boulevard, Chicago, Illinois 60607; Attention: Secretary (telephone number (312) 243-2700).

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS OF THE COMPANY, AND THE RELATED NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. IN AUGUST 1995, THE COMPANY CHANGED ITS FISCAL YEAR END FROM AUGUST 31 TO THE LAST SATURDAY IN AUGUST. UNLESS OTHERWISE INDICATED, ALL REFERENCES TO THE "COMPANY" OR "ARCHIBALD" REFER TO ARCHIBALD CANDY CORPORATION AND ALL REFERENCES TO "HOLDINGS" REFER TO FANNIE MAY HOLDINGS, INC. THE COMPANY IS A WHOLLY OWNED SUBSIDIARY OF HOLDINGS. "EBITDA" HAS THE MEANING SET FORTH IN FOOTNOTE 6 ON PAGE 9 HEREOF AND "SAME STORE SALES" HAS THE MEANING SET FORTH IN FOOTNOTE 7 ON PAGE 9 HEREOF.

                                  THE COMPANY


    The Company is a manufacturer and retailer of quality boxed chocolates and other confectionery items. Founded in 1921, the Company sells its popular Fannie May and Fanny Farmer candies in 330 Company-operated stores and approximately 6,000 third-party retail outlets as well as through quantity order, mail order and fundraising programs primarily in the Midwestern and Eastern United States. Management believes that the Company's products are widely recognized for their quality, freshness and value and that the Fannie May and Fanny Farmer brand names are among the strongest in the confectionery industry and offer significant opportunities for growth. See "Business -- Marketing and Sales" and "Selected Historical Financial Data."


    In late fiscal 1994, the Company installed its current management team with the immediate goal of integrating the Fanny Farmer brand name and stores, which were acquired in fiscal 1992, into the Company's existing Fannie May operations. Since the arrival of the current management team, EBITDA (as defined) has increased from $8.7 million in fiscal 1994 to $15.2 million for fiscal 1996. Management believes that the integration of Fannie May and Fanny Farmer has been principally completed, and, more recently, has turned its focus to growing sales and earnings by building on the Fannie May and Fanny Farmer brand names, increasing points of availability for the Company's branded products and pursuing certain initiatives designed to maintain and strengthen operating margins. See "Selected Historical Financial Data."

                                  THE INDUSTRY


    The domestic candy industry is characterized by moderate long-term growth in consumer demand and the existence of strong national and regional brands. Based on a report distributed by an industry trade association, management believes that the per capita consumption of candy in the United States increased from approximately 18 pounds in 1987 to over 23 pounds in 1995 and total U.S. retail candy sales grew to approximately $21 billion in 1996. Total sales in the boxed chocolate market were approximately $1.2 billion in 1995. Management believes that the boxed chocolate market can be divided into premium, mid-priced and low-priced segments. The Company competes primarily in the mid-priced segment in which products generally retail for between $10.00 and $18.00 and are commonly purchased for gift-giving occasions. Competition within this price tier is regional. See "Business -- The Industry."


                               BUSINESS STRATEGY

    The Company's business strategy is to leverage the highly-regarded Fannie May and Fanny Farmer brand names, principally by strengthening and expanding its multi-channeled distribution network. To further this strategy, the Company has sought to (i) build on recent improvements in Company-operated store performance as measured by same store sales and overall profitability, (ii) increase product availability nationwide among third-party retailers by expanding existing and establishing new distribution channels and (iii) grow non-retail sales through enhanced product merchandising and database management. In addition, the Company plans to continue to strengthen operating margins through a variety of merchandising, production and logistical initiatives. See "Business -- Business Strategy."

    CONTINUE IMPROVEMENT IN COMPANY-OPERATED RETAIL PERFORMANCE. The Company has 330 Fannie May and Fanny Farmer retail stores in 20 states. These Company-operated stores represent a mature, highly efficient and profitable distribution channel. The Company's retail store strategy is focused on (i) continuing to improve same store sales by enhancing merchandising, customer service, and product selection and (ii) reducing store operating costs, primarily by selectively closing unprofitable Fanny Farmer stores. Management believes that it has been successful in the execution of this strategy. For the period from fiscal 1994 through fiscal 1996, same store sales have increased each year at an average annual rate in excess of 2.6%, and store operating costs have decreased by $3.4 million. See "Selected Historical Financial Data" and "Business -- Marketing and Sales."


    INCREASE PRODUCT AVAILABILITY THROUGH THIRD-PARTY RETAIL PROGRAMS. The Company's several third-party retail programs are designed to make its Fannie May and Fanny Farmer brands more readily available to customers in new and existing markets. Management has implemented a two-tiered distribution and pricing strategy to capitalize on the Company's strong brand names. Management's strategy is to position the Company's third-party retail programs under the Fannie May brand at a higher retail price point for the specialty retail market while offering the Fanny Farmer brand at a lower retail price point more appropriate for the mass market. The Fannie May third-party retail programs (i) service approximately 1,200 grocery, drug and variety stores in the greater Chicago metropolitan area, on a year-round basis, and (ii) target department stores, specialty shops and card and gift stores nationwide, during the Christmas, Valentine's Day and Easter seasons. The Fanny Farmer third-party retail program sells to the mass market through approximately 5,000 grocery stores, drug stores and mass merchandisers nationwide, during the peak holiday seasons. Management believes that the Fannie May and Fanny Farmer third-party retail programs provide the Company with significant potential for future sales growth by strategically increasing points of availability and brand awareness, especially during key selling periods, without significant capital expenditure. As a result of this strategy, the Company has increased sales through third-party retail programs from $13.0 million in fiscal 1994 to $14.9 million in fiscal 1996. See "Selected Historical Financial Data" and "Business -- Marketing and Sales."

    GROW NON-RETAIL SALES. The Company has developed several non-retail sales channels for its Fannie May and Fanny Farmer brands, including its (i) quantity order program, through which the Company markets its products to 43,000 organizations for corporate gift giving or member purchases, (ii) mail order program, which has a national circulation of over 2.1 million catalogs annually and a database of 345,000 customers, and (iii) fundraising program, in which product is sold to schools and non-profit organizations nationwide for resale to their supporters. Management believes that these channels provide potential future sales growth without the overhead traditionally associated with maintaining a retail store presence. The Company has increased sales through non-retail sales channels from $11.3 million in fiscal 1994 to $13.5 million in fiscal 1996. See "Selected Historical Financial Data" and "Business -- Marketing and Sales."

    STRENGTHEN OPERATING MARGINS. Since 1994, the Company's new management team has implemented a coordinated pricing and merchandising strategy to increase the average dollar value of retail consumer transactions which, in conjunction with more efficient operations and lower overhead costs, has resulted in improved margins. From fiscal 1994 to fiscal 1996, the Company's gross margin improved from 62.5% to 65.1%. During this period, management also reduced selling, general and administrative expenses by $3.3 million, and raised EBITDA margins from 7.5% to 13.0%. Management's strategy is to continue to strengthen operating margins primarily by (i) pursuing innovative merchandising and packaging strategies, (ii) reducing production costs through process and productivity improvements and (iii) containing fulfillment and distribution costs while improving service to Company-operated stores, third-party retailers and consumers. See "Selected Historical Financial Data."

                                   MANAGEMENT

    The Company believes that the depth, experience and ability of its management team have led to the successful execution of its current business strategy. The Company's executive officers and key managers, led by Ted A. Shepherd, President and Chief Operating Officer, average over 17 years of industry experience. Mr. Shepherd, who joined the Company in late fiscal 1994, and the rest of the current management team have been chiefly responsible for the development of the Company's business strategy and improved operating results as reflected in the increase in EBITDA from $8.7 million in fiscal 1994 to $15.2 million for fiscal 1996. See "Selected Historical Financial Data." The stockholders of Holdings include affiliates of The Jordan Company ("TJC"), a private merchant banking firm that has completed over 60 transactions and currently has a portfolio of investments representing over $2.5 billion in sales. Affiliates of TJC (the "TJC Investors") hold a majority of the voting common stock of Holdings and maintain majority representation on the Boards of Directors of the Company and Holdings. The other principal stockholders of Holdings are funds affiliated with TCW Capital, an investment management firm. Such funds (the "TCW Investors") control the remaining positions on the Boards of Directors of the Company and Holdings. See "Principal Stockholders," "Capitalization of Holdings," "Risk Factors -- Control by Principal Stockholders; Potential Conflicts of Interest" and "Risk Factors -- Capitalization of Holdings."

    The Company's principal executive offices are located at 1137 West Jackson Boulevard, Chicago, Illinois 60607, and its telephone number is (312) 243-2700. The Company was incorporated in Illinois on May 31, 1922.

                               THE EXCHANGE OFFER

THE EXCHANGE OFFER....................  The Company is offering to exchange up to $100,000,000 aggregate principal amount of its new 10 1/4% Senior Secured
                                        Notes due 2004 (the "New Notes") for up to $100,000,000
                                        aggregate principal amount of its outstanding 10 1/4% Senior
                                        Secured Notes due 2004 (the "Old Notes") that were issued and sold in a transaction exempt from registration under the
                                        Securities Act. The Old Notes were initially offered and sold by the Company to Jefferies & Company, Inc. and First Chicago
                                        Capital Markets, Inc., as the initial purchasers of the Old
                                        Notes (the "Initial Purchasers") pursuant to a purchase
                                        agreement dated as of June 27, 1997 between the Company and the Initial Purchasers (the "Purchase Agreement"). The Initial
                                        Purchasers subsequently placed the Old Notes with certain
                                        institutional and accredited investors at a price of 100% of the principal amount thereof. The form and terms of the New
                                        Notes are substantially identical (including principal amount, interest rate, maturity, security and ranking) to the form and terms of the Old Notes for which they may be exchanged
                                        pursuant to the Exchange Offer, except that the New Notes (i)
                                        are freely transferable by holders thereof except as provided herein (see "The Exchange Offer -- Terms of the Exchange" and
                                        "-- Terms and Conditions of the Letter of Transmittal") and
                                        (ii) are not entitled to certain registration rights and
                                        certain liquidated damage provisions that are applicable to the Old Notes under a registration rights agreement dated as of July 2, 1997 (the "Registration Rights Agreement") between the Company and the Initial Purchasers. New Notes issued
                                        pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any holder which is (i) an
                                        Affiliate of the Company, (ii) a broker-dealer who acquired
                                        Old Notes directly from the Company or (iii) a broker-dealer who acquired Old Notes as a result of market making or other trading activities) without

                                        further compliance with the registration and prospectus
                                        delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder is not engaged in, and does not intend to engage in, and has no arrangement or
                                        understanding with any person to participate in, a
                                        distribution of such New Notes. See "The Exchange Offer --
                                        Terms of the Exchange."
MINIMUM CONDITION.....................  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered or
                                        accepted for exchange.
EXPIRATION DATE.......................  The Exchange Offer will expire at 5:00 p.m., New York City
                                        time, on              , 1997, unless extended.
EXCHANGE DATE.........................  The first date of acceptance for exchange for the Old Notes will be the first business day following the Expiration Date.
PROCEDURES FOR TENDERING OLD NOTES....  See "The Exchange Offer -- Procedures for Tendering Old
                                        Notes."
CONDITIONS TO THE EXCHANGE OFFER......  The obligation of the Company to consummate the Exchange Offer is subject to certain customary conditions, including the
                                        absence of (i) threatened or pending proceedings seeking to restrain the Exchange Offer or resulting in a material delay to the Exchange Offer; (ii) any statute, rule, regulation, order or injunction that in the reasonable judgment of the
                                        Company might directly or indirectly restrain or prohibit the making or consummation of the Exchange Offer; and (iii) a
                                        material adverse change in the business, condition, operations or prospects of the Company. The Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes, if at any time before the acceptance of such
                                        Old Notes for exchange or the exchange of New Notes for such
                                        Old Notes, any of the foregoing events occurs which, in the reasonable judgment of the Company, make it inadvisable to proceed with the Exchange Offer and/or with such acceptance for exchange or with such exchange. See "The Exchange Offer --
                                        Conditions to the Exchange Offer."
WITHDRAWAL RIGHTS.....................  Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Any Old
                                        Notes not accepted for any reason will be returned without expense to the tendering holders thereof as promptly as
                                        practicable after the expiration or termination of the
                                        Exchange Offer.
ACCEPTANCE OF OLD NOTES AND DELIVERY    The Company will accept for exchange any and all Old Notes
  OF NEW NOTES........................  which are properly tendered in the Exchange Offer prior to
                                        5:00 p.m., New York City time, on the Expiration Date. The New
                                        Notes issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the Old Notes. See "The Exchange
                                        Offer-- Acceptance of Old Notes for Exchange; Delivery of New
                                        Notes."
FEDERAL INCOME TAX CONSEQUENCES.......  The exchange of Old Notes for New Notes by tendering holders will not be a taxable exchange for federal income tax
                                        purposes, and such holders should not recognize any taxable gain or loss as a result of such exchange. See "Certain United
                                        States Federal Income Tax Consequences."

USE OF PROCEEDS.......................  There will be no cash proceeds to the Company resulting from the Exchange Offer. See "Use of Proceeds."
EFFECT ON HOLDERS OF OLD NOTES........  As a result of the making of this Exchange Offer, and upon acceptance for exchange of all validly tendered Old Notes
                                        pursuant to the terms of this Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Old
                                        Notes and the Registration Rights Agreement, and, accordingly, the holders of the Old Notes will have no further registration or other rights under the Registration Rights Agreement,
                                        except under certain limited circumstances. See "Old Notes
                                        Registration Rights; Liquidated Damages." Holders of Old Notes
                                        who do not tender their Old Notes in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and limitations applicable thereto under the
                                        Indenture. All untendered, and tendered but unaccepted, Old
                                        Notes will continue to be subject to the restrictions on
                                        transfer provided for in the Old Notes and the Indenture. To the extent that Old Notes are tendered and accepted in the
                                        Exchange Offer, the trading market, if any, for the Old Notes not so tendered could be adversely affected. See "Risk Factors
                                        -- Consequences of Exchange and Failure to Exchange Old
                                        Notes."


                             TERMS OF THE NEW NOTES

    The form and terms of the New Notes are substantially identical to the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture. See "Description of New Notes."

SECURITIES OFFERED................  $100,000,000 aggregate principal amount of 10 1/4%
                                    Senior Secured Notes due 2004.
MATURITY DATE.....................  July 1, 2004.
INTEREST RATE AND PAYMENT DATES...  The Notes will bear interest at a rate of 10 1/4% per annum. Interest on the Notes will be payable
                                    semi-annually in cash in arrears on January 1 and July 1
                                    of each year, commencing January 1, 1998.
GUARANTEES........................  The Notes will be unconditionally guaranteed by each future Restricted Subsidiary of the Company, if any
                                    (collectively, the "Guarantors").
SECURITY..........................  The Notes will be secured by (i) security interests in certain of the Company's equipment, fixtures and general
                                    intangibles, including trademarks, and mortgages on
                                    certain of the Company's owned real property, and
                                    proceeds of the foregoing, and (ii) a security interest
                                    in and a pledge of all of the capital stock of the
                                    Company's future Restricted Subsidiaries, if any. The
                                    Notes will not be secured by certain other assets of the
                                    Company, such as the Company's accounts receivable, raw
                                    materials and finished goods inventories and the
                                    Company's owned store locations, and the proceeds
                                    therefrom. See "Description of New Notes -- Collateral."

RANKING...........................  The Notes will be senior secured obligations of the
                                    Company and rank senior in right of payment to all
                                    subordinated indebtedness of the Company, and PARI PASSU
                                    in right of payment with all senior indebtedness of the
                                    Company. The lenders under the New Credit Facility,
                                    however, will have claims with respect to the Company's
                                    accounts receivable, raw materials and finished goods
                                    inventories and certain of the Company's owned store
                                    locations, and the proceeds therefrom constituting
                                    collateral for such indebtedness that are effectively
                                    senior in right of payment to the claims of the holders
                                    of the Notes with respect to such assets. The Company
                                    has not issued, and does not have any current firm
                                    arrangements to issue, any significant indebtedness to
                                    which the Notes would be senior in right of payment. As
                                    of August 2, 1997, the Company did not have, and as of
                                    the date hereof, the Company does not have, any
                                    indebtedness outstanding (excluding trade payables and
                                    other accrued liabilities, which as of August 2, 1997
                                    were equal to approximately $8.6 million) other than the
                                    Notes and capital lease obligations. The indenture (the
                                    "Indenture") dated July 2, 1997 between the Company and
                                    the Trustee (as defined) under which the Notes will be
                                    issued limits, among other things, the incurrence of
                                    indebtedness or the existence of liens on the assets of
                                    the Company subject to certain exceptions. Other than
                                    the New Credit Facility, the Company has no current or
                                    pending arrangements or agreements to incur any
                                    additional significant indebtedness (excluding trade
                                    payables) to which the Notes would be subordinate or
                                    rank pari passu in right of payment. See "Description of
                                    New Credit Facility" and "Description of New Notes --
                                    Collateral."
OPTIONAL REDEMPTION...............  The Notes will be redeemable at the option of the
                                    Company, in whole or in part, on or after July 1, 2001,
                                    at the redemption prices set forth herein, plus accrued
                                    and unpaid interest, if any, to the date of redemption.
                                    Notwithstanding the foregoing, at any time or from time
                                    to time prior to July 1, 2000, the Company may redeem up
                                    to $33.0 million of the original aggregate principal
                                    amount of the Notes at the redemption price of 110.250%
                                    of the principal amount thereof, plus accrued and unpaid
                                    interest, if any, through the date of redemption with
                                    the net cash proceeds of one or more Public Equity
                                    Offerings; provided that at least $67.0 million
                                    aggregate principal amount of the Notes remains
                                    outstanding immediately thereafter. See "Description of
                                    New Notes -- Redemption."
MANDATORY REDEMPTION..............  None.
CHANGE OF CONTROL.................  Upon a Change of Control, the Company will be required to offer to repurchase all of the outstanding Notes at a
                                    price equal to 101% of the principal amount thereof,
                                    together with accrued and unpaid interest, if any, to
                                    the date of repurchase. See "Risk Factors -- Control and
                                    Capitalization of Holdings" and "-- Inability to
                                    Purchase Notes Upon a Change of Control."

CERTAIN COVENANTS.................  The Indenture contains certain covenants that limit the ability of the Company and its Restricted Subsidiaries,
                                    if any, to (i) incur additional indebtedness, (ii) make
                                    restricted payments, (iii) issue and sell capital stock
                                    of subsidiaries, (iv) enter into certain transactions
                                    with affiliates, (v) create certain liens, (vi) sell
                                    certain assets and (vii) merge, consolidate or sell
                                    substantially all of the Company's assets. See
                                    "Description of New Notes -- Certain Covenants" and
                                    "Risk Factors -- Restrictive Covenants; Term of New
                                    Credit Facility; Need for Seasonal Financing."

                                  RISK FACTORS

    Holders of Old Notes should consider carefully the specific factors set forth under "Risk Factors," as well as the other information set forth in this Prospectus, before making an investment decision with respect to the Exchange Offer. Risk factors which holders of Old Notes should evaluate include the consequences of exchanging and not exchanging Old Notes for New Notes, the Company's leverage and coverage, the restrictive covenants contained in the Indenture and the New Credit Facility, limitations on the ability to realize on collateral, the subordination of the Notes to certain claims of the lenders under the New Credit Facility, competition, seasonality of the business, fluctuations in cost of sales, the regional concentration of the Company's operations, compliance with government regulations, the Company's dependence on key personnel, potential conflicts of interests and the influence of the Company's principal stockholders, capitalization of Holdings, absence of a public market for the Notes, the inability of the Company to purchase the Notes upon a Change of Control and fraudulent transfer considerations.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following table sets forth the summary historical financial data of the Company for the ten months ended August 31, 1992, the fiscal years ended August 31, 1993, August 31, 1994, August 26, 1995 and August 31, 1996, which have been derived from the audited financial statements of the Company, and for the thirty-nine weeks ended May 25, 1996 and May 31, 1997 and at May 31, 1997, which have been derived from the unaudited financial statements of the Company. The Company's operations are subject to seasonal factors, and, therefore, operating results from interim periods are not indicative of results for the entire fiscal year. The following information should be read in conjunction with the Financial Statements of the Company, and the related notes thereto, included elsewhere herein. See "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                          TEN MONTHS                                                     THIRTY-NINE WEEKS
                                             ENDED                   FISCAL YEARS ENDED                        ENDED
                                          -----------  ----------------------------------------------  ----------------------
                                          AUGUST 31,   AUGUST 31,  AUGUST 31,  AUGUST 26,  AUGUST 31,   MAY 25,     MAY 31,
                                            1992(1)       1993        1994      1995(2)     1996(2)       1996        1997
                                          -----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                        (DOLLARS IN THOUSANDS)

STATEMENT OF OPERATIONS DATA:
Net sales:
    Company-Operated Retail (3).........   $  56,443   $   89,109  $   91,408  $   90,077  $   88,938  $   76,236  $   76,862
    Third-Party Retail (4)..............       9,330       13,542      13,027      12,954      14,924      12,993      15,098
    Non-Retail (5)......................       7,631        9,919      11,297      12,524      13,486      13,146      15,017
                                          -----------  ----------  ----------  ----------  ----------  ----------  ----------
      Total net sales...................   $  73,404   $  112,570  $  115,732  $  115,555  $  117,348  $  102,375  $  106,977
                                          -----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          -----------  ----------  ----------  ----------  ----------  ----------  ----------

Gross profit............................   $  44,703   $   71,135  $   72,298  $   75,309  $   76,338  $   66,683  $   70,236
Operating income (loss).................       2,623       (3,485)    (5,850)       3,290       7,945      13,513      16,155

OTHER DATA:
EBITDA (6)..............................   $  12,284   $   10,742  $    8,717  $   14,003  $   15,197  $   18,853  $   21,287
Depreciation and amortization...........       9,297       13,478      13,216       9,999       6,807       4,909       4,672
Capital expenditures....................       2,289        3,085       3,655       2,325       2,280       1,995       1,646

STORE DATA:
Company-operated stores at period end...         251          433         400         372         340         350         330
Increase in same store sales (7)........      n/a         n/a             4.5%        3.4%        2.6%        0.7%        4.8%


                                                                               FISCAL YEAR ENDED    THIRTY-NINE WEEKS
                                                                                AUGUST 31, 1996    ENDED MAY 31, 1997
                                                                               -----------------  ---------------------
PRO FORMA COVERAGES:
EBITDA to pro forma net interest expense (8)(9)..............................            1.5x                 3.0x
Pro forma net total debt to EBITDA (8)(10)...................................            6.1                  3.6
Pro forma earnings to fixed charges (11).....................................         --                      2.1



                                                                                                          AT MAY 31, 1997
                                                                                                       ----------------------
                                       AUGUST 31,   AUGUST 31,  AUGUST 31,   AUGUST 26,   AUGUST 31,                  PRO
                                          1992         1993        1994         1995         1996       ACTUAL     FORMA(10)
                                       -----------  ----------  -----------  -----------  -----------  ---------  -----------
                                                                                                       (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............   $   6,876   $      830   $   1,359    $     482    $     380   $   2,450   $  23,010
Working capital (deficiency).........      12,356       (4,042)     (4,768)      (2,886)      (3,721)      3,724      32,828
Total assets.........................      93,710      101,438      88,548       83,098       78,668      75,347      99,407
Long-term debt.......................      65,000       65,435      73,883       73,676       72,721      69,233     100,602
Shareholder's equity (deficit).......      15,903        8,273      (8,429)     (14,033)     (15,448)     (6,092)     (8,992)


                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(1) Holdings acquired the Company in October, 1991. As a result of this acquisition, the 1992 period reflects only ten months of financial information.

(2) In 1995, the Company changed its fiscal year to the last Saturday in August from the last day in August. As a result of this change, fiscal 1995 had less than 52 weeks (360 days) and fiscal 1996 had 53 weeks (371 days).

(3) Company-Operated Retail includes sale of Company branded products through Company-operated Fannie May and Fanny Farmer stores. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(4) Third-Party Retail includes grocery stores, drug stores and other independent retailers that purchase the Company's branded products at wholesale pricing for resale to the consumer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(5) Non-Retail includes sale of Company branded products through the Company's quantity order, mail order and fundraising programs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(6) EBITDA consists of earnings before interest, income taxes, depreciation, amortization, and management, director and consulting fees. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with GAAP, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. Although EBITDA is not necessarily a measure of the Company's ability to fund its cash needs, management believes that certain investors find EBITDA to be a useful tool for measuring the ability of the Company to service its debt. For a description of management, director and consulting fees, see "Certain Transactions -- Management Consulting Agreement and Investment Banking Fees" and "Certain Transactions -- Director's Consulting Fee and TCW Investors' Expense Reimbursement." The Company's financial results as reported herein for fiscal 1994 exclude a loss of $0.7 million relating to the discontinued Fanny Farmer Homestead product line (the "Homestead Loss"). In fiscal 1994, the Fanny Farmer Homestead product line accounted for $0.9 million of Third-Party Retail sales.

(7) Same store sales are defined as the aggregate sales from stores open for the entire periods being compared. Increases reflect changes from the immediately prior comparable period. Such data is not available for fiscal 1992 and 1993. Same store sales performance is an indicator of Company-Operated Retail profitability.


(8) EBITDA to pro forma net interest expense coverage reflects the Transactions (as defined) as if the Transactions occurred at the beginning of the fiscal year ended August 31, 1996 and is based upon EBITDA of $15.2 million and pro forma net interest expense (including interest on capital leases and seasonal borrowings) of $9.8 million (net of $.7 million of interest income) for the fiscal year ended August 31, 1996. Pro forma net total debt to EBITDA reflects the Transactions as if the Transactions occurred on August 31, 1996 and is based upon pro forma net total debt of $92.0 million at August 31, 1996 and EBITDA of $15.2 million for the fiscal year ended August 31, 1996.


(9) Pro forma to reflect the Transactions as if the Transactions had occurred at the beginning of the 39 week period ending on May 31, 1997. See "Capitalization." EBITDA to pro forma net interest expense coverage is based upon EBITDA of $21.3 million and pro forma net interest expense (including interest on capital leases and seasonal borrowings) of $7.2 million (net of $.7 million of interest income) for the 39 week period ending on May 31, 1997.


(10) Pro forma to reflect the Transactions as if the Transactions had occurred on May 31, 1997. Pro forma net total debt to EBITDA coverage is based upon pro forma net total debt (total debt less cash and cash equivalents) of $77.6 million and EBITDA of $21.3 million for the 39 week period ending on May 31, 1997. See "Capitalization."



(11) Pro forma to reflect the Transactions as if the Transactions had occurred at the beginning of the fiscal year ended August 31, 1996 and the 39 weeks ending on May 31, 1997, respectively. For the fiscal year ended August 31, 1996, pro forma earnings were insufficient to cover pro forma fixed charges by approximately $0.5 million based on pro forma earnings of $13.06 million and pro forma fixed charges of $13.11 million. For the 39 weeks ending on May 31, 1997, the ratio of pro forma earnings to fixed charges is based on pro forma earnings of $19.7 million and fixed charges of $9.6 million.

                                  RISK FACTORS

    IN ADDITION TO OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE TENDERING THEIR OLD NOTES FOR THE NEW NOTES OFFERED HEREBY, HOLDERS OF OLD NOTES SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, WHICH MAY BE GENERALLY APPLICABLE TO THE OLD NOTES AS WELL AS TO THE NEW NOTES:

CONSEQUENCES OF EXCHANGE AND FAILURE TO EXCHANGE OLD NOTES

    Issuance of the New Notes in exchange for the Old Notes pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent (as defined) of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of Old Notes desiring to tender such Old Notes in exchange for New Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to tenders of Old Notes for exchange. Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes, as set forth in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act, except under certain limited circumstances. In addition, upon the consummation of the Exchange Offer, holders of Old Notes which remain outstanding will not be entitled to any rights to have such Old Notes registered under the Securities Act or to any rights under the Registration Rights Agreement. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered, or tendered but unaccepted, Old Notes could be adversely affected. Further, any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of New Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "The Exchange Offer" and "Old Notes Registration Rights; Liquidated Damages."

    Based upon its view of interpretations provided to third parties by the staff of the Commission, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any holder which is (i) an Affiliate of the Company, (ii) a broker-dealer who acquired Old Notes directly from the Company or (iii) a broker-dealer who acquired Old Notes as a result of market making or other trading activities) without further compliance with the registration and prospectus delivery requirements of the Securities Act provided that such New Notes are acquired in the ordinary course of such holder's business and such holder is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of such New Notes. The Company has not, however, sought its own no-action letter from the staff of the Commission. Although there has been no indication of any change in the staff's position, there can be no assurance that the staff of the Commission would make a similar determination with respect to the resale of the New Notes. Any holder that cannot rely upon such prior staff interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless such sale is made pursuant to an exemption from such requirements. See "The Exchange Offer -- Terms of the Exchange."

SIGNIFICANT LEVERAGE


    The Company has substantial indebtedness and debt service obligations. As of May 31, 1997, on a pro forma basis after giving effect to the Offering, the application of the proceeds therefrom and the closing of the New Credit Facility (together the "Transactions"), the Company's total indebtedness would have been $100.6 million (excluding trade payables and accrued liabilities which as of May 31, 1997 were approximately $11.0 million). As of August 2, 1997, the Company's total indebtedness was approximately

$100.5 million (excluding trade payables and accrued liabilities which as of August 2, 1997 were approximately $8.6 million). As of May 31, 1997, on a pro forma basis after giving effect to the Transactions, there would not have been any outstanding indebtedness that would be senior in right of payment to the Notes. As of August 2, 1997, there was not, and as of the date hereof there is not, any outstanding indebtedness that was or is senior in right of payment to the Notes. On a pro forma basis after giving effect to the Transactions as if they had occurred at the beginning of the period, the Company's ratio of EBITDA to net interest expense (including interest on capital leases and seasonal borrowings) would have been 3.0x for the 39 week period ending on May 31, 1997. In addition, subject to restrictions under the New Credit Facility and the Indenture, the Company may incur additional indebtedness (including additional secured indebtedness and senior indebtedness) from time to time. See "Use of Proceeds", "Capitalization" and "Description of New Notes."


    The level of the Company's indebtedness and debt service requirements have important consequences to the holders of the Notes, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations will be dedicated to servicing its indebtedness and will not be available for other purposes; (ii) the Company's ability to obtain additional financing in the future for debt service, working capital, capital expenditures, acquisitions or general corporate purposes may be limited; and (iii) the Company's level of indebtedness could limit its flexibility to react to competitive pressures, changes in its operating environment and general economic conditions. In addition, the Company's shareholder's deficit and the possible incurrence of net losses in the future may adversely affect the Company's ability to negotiate or obtain acceptable terms from its vendors or future financing sources.

    The Company's ability to meet its debt service obligations and reduce its total indebtedness will depend upon its future performance, which will be subject to general economic conditions and certain financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company is unable to generate sufficient cash flow from future operations to service its debt, the Company or Holdings may be required to refinance all or a portion of such debt (including the Notes), sell capital stock or assets or obtain additional financing (each such event, a "Recapitalization"). There can be no assurance that any such Recapitalization would be possible or would not contain terms and conditions that could have a material adverse effect on the Company and its results of operations.

RESTRICTIVE COVENANTS; TERM OF NEW CREDIT FACILITY; NEED FOR SEASONAL FINANCING

    The Indenture restricts, among other things, the ability of the Company and its Subsidiaries, if any, to pay dividends or make certain other restricted payments, incur additional indebtedness, encumber or sell assets, enter into transactions with affiliates, enter into certain guarantees of indebtedness, merge or consolidate with any other entity or transfer or lease all or substantially all of its assets. The breach of any of these covenants could result in an event of default under the Notes resulting in the acceleration of the amounts due under the Notes. The acceleration of the amounts due under the Notes would constitute a default under the New Credit Facility which could also give rise to an acceleration of the amounts due under the New Credit Facility. See "Description of New Notes -- Certain Covenants."

    The New Credit Facility includes certain restrictive covenants and also requires the Company to comply with certain financial ratios, including, but not limited to, minimum fixed charge coverage and maximum leverage ratios. The ability of the Company to comply with these and other provisions of the New Credit Facility may be affected by events beyond the Company's control. The breach of any of these covenants or other violations of the terms of the New Credit Facility could result in a default under the New Credit Facility, in which case, the lenders thereunder could elect to declare all amounts borrowed under the New Credit Facility, together with accrued interest, to be due and payable. If the Company is unable to repay such borrowings, such lenders could proceed against their collateral. The acceleration of the indebtedness under the New Credit Facility may constitute an event of default under the Notes which could also give rise to an acceleration of the amounts due under the Notes. If the indebtedness under the New Credit Facility is accelerated as a result of a breach of a covenant, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes, or that the Company could continue to operate its business as a result of such acceleration. See "Description of New Notes" and "Description of New Credit Facility."

    Additionally, the New Credit Facility, which is designed to address the Company's seasonal working capital needs, will expire on July 1, 2000. There can be no assurance that, at such time, the Company will be able to extend or renew the New Credit Facility or obtain alternative financing to meet its seasonal working capital needs. In the event that the Company does not have a revolving credit facility in place, the Company may not be able to satisfy its seasonal working capital needs, which would have a material adverse effect on the Company and its results of operations.

LIMITATIONS ON THE ABILITY TO REALIZE ON COLLATERAL; SUBORDINATION

    The Notes are secured by a security interest in certain of the Company's equipment, fixtures and general intangibles, including trademarks, and mortgages on the Company's manufacturing, storage and distribution facility located in Chicago, Illinois, and warehouse and distribution facility located in Bensalem, Pennsylvania, and proceeds of the foregoing (collectively, the "Collateral"). Upon the occurrence of an Event of Default (as defined), the proceeds from the sale of Collateral may not be sufficient to satisfy in full the Company's obligations under the Notes. In addition, the ability of the holders of Notes to realize upon such Collateral may be limited and subject to substantial delays. Upon the occurrence of an Event of Default, before the Trustee or holders of Notes can take possession of or sell any Collateral, the Trustee and the holders of the Notes will have to comply with all applicable state judicial or non-judicial foreclosure and sale laws. Such laws may include cure provisions, mandatory sale notice provisions, manner of sale provisions and redemption period provisions. These provisions may significantly increase the time associated with taking possession or the sale of any Collateral and may reduce the amount of proceeds realized therefrom. Failure to comply with such provisions could void the foreclosure on or sale of any Collateral.

    The Notes are not secured by certain other assets of the Company, such as the Company's accounts receivable, raw materials and finished goods inventories and certain of the Company's owned store locations, and the proceeds therefrom. As a result, the Notes will be effectively subordinated to the claims of the lenders under the New Credit Facility (or any successor or additional financing) with respect to the Company's accounts receivable, inventories and certain of the Company's owned store locations, including proceeds therefrom, which assets will be pledged under the New Credit Facility (or any successor or additional financing). In the event of a default on the Notes, or a bankruptcy, liquidation or reorganization of the Company, such assets would be available to satisfy obligations under the New Credit Facility (or any successor or additional financing) before any payment therefrom could be made on the Notes. To the extent that the value of such collateral granted under the New Credit Facility (or any successor or additional financing) is not sufficient to satisfy obligations thereunder, the lenders thereunder would be entitled to share with holders of the Notes and other claims on the Company with respect to the unencumbered assets of the Company. See "Description of New Credit Facility" and "Description of New Notes -- Collateral."

SUBSTANTIAL COMPETITION

    The production and sale of confectionery products and, in particular, boxed chocolates is highly competitive. The Company competes with numerous businesses that manufacture, distribute or retail boxed chocolates and other confectionery products, including confectionery manufacturers, distributors and retailers who supply or seek to supply various segments of the confectionary market currently being targeted by the Company for growth and development. The Company's primary competitors in the confectionery industry are Russell Stover, Whitman's and Godiva. The Company also competes with manufacturers, distributors and retailers of other snack food products, including cookies, ice cream and coffee, as well as with gift distributors and retailers, such as florists and card and gift shops, that offer products at price points comparable to those of the Company's products. Many of the Company's competitors have greater name recognition and greater financial, marketing and other resources than the Company. Competitive market conditions could have a material adverse effect on the Company and its results of operations. See "Business -- Competition."

SEASONALITY

    The Company's sales and earnings are highly seasonal. Accordingly, results from any interim period are not necessarily indicative of the results that may be realized for the full year. In addition, a majority of the Company's annual sales and profits are generated during the periods preceding Christmas, Valentine's Day and Easter. If for any reason demand for the Company's products during any such holiday period is insufficient, the Company's total sales and profits will be materially reduced for such period and for the fiscal year in general. Further, the Company is required to establish inventory levels in anticipation of projected seasonal demand. To the extent that the Company underestimates such demand, sales and profits could be lost. To the extent that the Company establishes inventories in excess of actual demand, the Company may be required to sell inventory at reduced prices or write-off the excess inventory as unsaleable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results and Seasonality."

FLUCTUATIONS IN COST OF SALES AND IMPACT ON PRICING

    The principal components of the Company's cost of sales are raw materials, purchased product, labor and manufacturing overhead, which represented 32%, 23%, 29% and 16%, respectively, of the Company's cost of sales in fiscal 1996. Although the overall supply and price of raw materials and purchased products have been relatively stable in recent years, the supply and price of specific raw materials and purchased products may be significantly affected by many factors, including market fluctuations and economic, political and weather conditions affecting commodity supplies, over which the Company has no control. Although the Company has long-standing relationships with many of its principal raw material and candy product suppliers and generally does not depend on any single supplier for key ingredients or products, a significant or prolonged increase in the prices of chocolate, nutmeats or other key ingredients or purchased candy products, or the unavailability of adequate supplies of such materials or products of the quality sought by the Company, could have a material adverse effect on the Company and its results of operations. The Company has entered into non-exclusive, short term (less than one year) supply agreements with Peter's Chocolate Company and Merckens Chocolate Company, the Company's primary raw materials suppliers. In fiscal 1996, the Company purchased approximately 3 million pounds and 2 million pounds of coatings from Peter's Chocolate Company and Merckens Chocolate Company, respectively. The two suppliers account for over 90% of the total coatings purchased by the Company. The loss of services from either of these suppliers could have a material adverse effect on the Company and its results of operations. In addition, in many of the Company's sales channels, the Company must set its prices prior to or at the beginning of the fiscal year. Therefore, if the cost of sales or operating expenses rise unexpectedly during the fiscal year, the Company's ability to pass along such cost increases to its customers through higher prices may be limited or unavailable. Furthermore, the Company generally may be unable or limited in its ability to pass along cost increases to its customers through higher prices. The Company's sensitivity to cost increases and inability to raise prices may have a material adverse effect on the Company and its results of operations. See "Business -- Products."

REGIONAL CONCENTRATION OF OPERATIONS

    A majority of Company-operated stores and third-party retailers carrying the Company's products are located in the Midwestern United States, particularly in the greater Chicago metropolitan area. Such stores and retailers account for a significant percentage of the Company's net sales and profits. Many of the remaining Company-operated stores are located in and around large metropolitan areas in the upper

Midwestern United States, the Northeastern United States and Florida. Accordingly, the Company is susceptible to adverse developments in the economy, weather conditions, competition, consumer preferences or demographics in any of these metropolitan areas. For example, severe weather conditions in any of the Company's principal metropolitan markets may have a material negative impact on customer traffic and sales, especially if such weather occurs during one of the Company's peak selling periods. Due to the Company's susceptibility to such adverse developments, there can be no assurance that the current geographic concentration of the Company's business will not have a material adverse effect on the Company and its results of operations.

OTHER FACTORS AFFECTING SALES AND PROFITABILITY

    A number of factors beyond the Company's control may adversely affect its sales and profitability. Such factors include general customer traffic in shopping centers and malls in which the Company-operated stores and third-party retailers of the Company's products are located, the timing of the Christmas and Valentine's Day holidays (I.E., the days of the week on which such holidays occur) and changes in discretionary spending priorities and in consumer tastes, preferences and eating habits.

    In addition, the Company distributes its Third-Party Retail and Non-Retail products pursuant to an arrangement with United Parcel Service and its fundraising sales are highly dependent upon an independent national distributor. If either of such distributors were to suffer a work stoppage or otherwise be unable to distribute the Company's products, especially during one of the Company's key selling periods, the Company's operations would be materially adversely affected.

    Further, within the next five years, approximately 90% of the Company's retail store leases are due to expire. There can be no assurance that the Company will be able to renew these leases or that the terms of any such renewals will be favorable to the Company.

GOVERNMENT REGULATIONS

    As a manufacturer, packager, distributor and retailer of food products, the Company is subject to extensive regulation by various federal and state regulatory agencies, including, among others, the Food and Drug Administration. In addition, each of the retail stores operated by the Company is subject to licensing and regulation by the health, sanitation, safety, building and fire agencies of the respective states and municipalities in which such stores are located. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of all or a portion of the Company's facilities for an indeterminate period of time and/or the recall of products that were manufactured under improper conditions, or third-party litigation, any of which could have a material adverse effect on the Company and its results of operations.

    Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. A number of properties owned or operated by the Company were formerly operated as gasoline stations. The Company has engaged in a limited review of these properties and removed underground storage tanks and associated contamination where such underground storage tanks were identified. Although the Company is not aware of any material environmental conditions that require remediation under federal, state or local law at these properties, no assurance can be given that the Company has identified all of the potential environmental liabilities at these properties or that such liabilities would not have a material impact on the financial condition of the Company.

    The Company also is subject to laws governing its relationships with employees, including minimum wage requirements, overtime, work and safety conditions and citizenship requirements. Because a significant number of the Company's employees are paid at rates related to the federal minimum wage, an increase in the minimum wage would increase the Company's labor costs. An increase in the minimum wage rate or employee benefits costs (including costs associated with mandated health insurance coverage) could have a material adverse effect on the Company and its results of operations.

DEPENDENCE ON KEY PERSONNEL; LABOR RELATIONS

    The Company believes that its success is largely dependent on the abilities and experience of its senior management team. The loss of services of one or more of these senior executives could adversely affect the Company's ability to effectively manage the overall operations of the Company or successfully execute current or future business strategies, either of which could have a material adverse effect on the Company and its results of operations. In addition, the Company believes that its continued success will depend upon its ongoing ability to attract and retain qualified management and employees. The Company does not have employment agreements with any members of its senior management team and does not maintain key man life insurance on any such individuals. See "Management" and "Business -- Employees."

    The Company currently is subject to eight collective bargaining agreements, all of which expire on or before June 30, 2000. The Company historically has had satisfactory labor relations with its employees and their labor unions and has not experienced an organized work stoppage in over 15 years. The Company's inability to negotiate acceptable union contracts in the future could result in higher wages or benefits paid to union members and, therefore increase operating costs, which could have a material adverse effect on the Company and its results of operations. A work stoppage or strike by the Company's employees, especially during one of the Company's key selling periods (i.e., Christmas, Valentine's Day or Easter), also could have a material adverse effect on the Company and its results of operations. See "Business -- Employees."

CONTROL BY PRINCIPAL STOCKHOLDERS; POTENTIAL CONFLICTS OF INTEREST

    The Company is subject to potential conflicts of interest arising out of its relationship with the TJC Investors. Messrs. John W. Jordan II, Thomas H. Quinn and Adam E. Max, each a director of Holdings and the Company, are affiliated with the TJC Investors. In addition, Messrs. Quinn and Max are officers of the Company. The ability of the TJC Investors to control certain decisions concerning the management of the Company may present conflicts of interest between the holders of the Notes and the TJC Investors. The TJC Investors own a majority of the issued and outstanding capital stock of Holdings, which in turn owns all of the issued and outstanding capital stock of the Company. See "Principal Stockholders." Subject to the rights of the other holders of Holdings' capital stock, the TJC Investors have the right to elect directors that have a majority of the voting power of the Boards of Directors of Holdings and the Company. As a result, the TJC Investors generally will have the ability to control the business affairs of the Company and Holdings and to determine the outcome of any corporate transaction or other matter requiring stockholder approval, such as an amendment to the articles of incorporation of Holdings or the Company, the authorization of additional shares of capital stock or a merger, consolidation or sale of all or substantially all of the assets or stock of Holdings or the Company. The TJC Investors thus can prevent or cause a change of control of Holdings or the Company, either of which may adversely affect the Company and its results of operations. Messrs. John W. Jordan, II, Thomas H. Quinn and Adam E. Max, each a director of Holdings and the Company, are affiliated with the TJC Investors.

    In addition to the potential conflicts of interest mentioned above, the Company and Holdings have entered into certain agreements with the TJC Investors or Affiliates thereof that present potential conflicts of interest, including the Management Consulting Agreement (as defined) pursuant to which TJC Management Corp. or its designee will receive a fixed fee for management, consulting and similar services in the amount of $364,000 per annum plus any out-of-pocket expenses and additional fees for any investment banking services rendered. For a discussion of the Management Consulting Agreement and additional transactions between the Company and Affiliates of the Company, see "Certain Transactions."

    Although the Company does not have an explicit policy that addresses potential conflicts of interest and Affiliate Transactions (as defined), the Indenture prohibits transactions between the Company and its Affiliates unless certain conditions are met. Pursuant to the terms of the Indenture, the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), except for (i) Affiliate Transactions, which together with all related Affiliate Transactions, have an aggregate value of not more than $1 million; PROVIDED, that such transactions are conducted in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time on an arm's-length basis with a Person that is not an Affiliate of the Company or such Restricted Subsidiary, (ii) Affiliate Transactions, which together with all related Affiliate Transsactions have an aggregate value of not more than $2 million; PROVIDED, that a majority of the disinterested members of the Board of Directors of the Company determine that such transactions are conducted in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary, and (iii) Affiliate Transactions for which the Company delivers to the Trustee an opinion as to the fairness to the Company or such Restricted Subsidiary from a financial point of view issued by an investment banking firm of national standing. See "Describtion of New Notes -- Limitation on Transactions with Affiliates."

    Pursuant to the terms of Holdings' charter, the Securities Purchase Agreement (as defined) and the Shareholders Agreement (as defined), the TCW Investors have the right to take control of the Board of Directors of Holdings and the Company upon the occurrence of certain Triggering Events (as defined in the Securities Purchase Agreement), subject to the prior right of the holders of the Senior Preferred Stock of Holdings ("Senior Preferred Stock"). See "Capitalization of Holdings -- Securities Purchase Agreement." The Senior Preferred Stock has various dividend and redemption rights, which, if not satisfied by Holdings, would result in the holders of the Senior Preferred Stock acquiring the right to control the Board of Directors of Holdings and the Company. See "Capitalization of Holdings." Acquisition of control of the Board of Directors of Holdings or the Company by the holders of the Senior Preferred Stock would constitute a Change of Control under the Indenture. See "-- Inability to Purchase Notes Upon a Change of Control."

CAPITALIZATION OF HOLDINGS

    In 2001, Holdings will be required to redeem the Senior Preferred Stock, Class A Preferred Stock (as defined) and Class B Preferred Stock (as defined). Commencing January 2000, Holdings, pursuant to the occurrence of a Purchase Event (as defined), may be required to redeem shares of Class A Common Stock and Class D Common Stock held by the TCW Investors and certain of the TJC Investors. In order for Holdings to make such redemption payments, Holdings must elect either to pursue a sale of the Company or cause the Company, to the extent permitted by the Indenture and the New Credit Facility, to advance the necessary funds to Holdings by dividend or otherwise. Such advances, if made, will reduce the funds available for the Company's operations. See "Capitalization of Holdings" and "Description of New Notes -- Certain Covenants -- Limitation on Restricted Payments."

INABILITY TO PURCHASE NOTES UPON A CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, the Company will be required to offer to purchase all outstanding Notes at a price equal to 101% of the principal amount of the Notes, together with accrued and unpaid interest, if any, to the date of repurchase. The New Credit Facility will provide that the occurrence of certain change of control events with respect to the Company will constitute a default under the New Credit Facility. Therefore, in the event of such a change of control, the Company may be required to repay or refinance all borrowings under the New Credit Facility. In addition, even if a Change of Control does not constitute a default under the New Credit Facility, the offer to purchase the Notes would constitute a default thereunder. There can be no assurance that the Company will have the financial ability or resources to purchase the Notes or repay the New Credit Facility under such circumstances. See "Description of New Notes -- Repurchase Upon Change of Control."

    The holders of Notes have limited rights to require the Company to purchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring, including an issuer recapitalization or similar transaction with management. Consequently, the Change of Control provisions will not afford holders of Notes any protection in a highly leveraged or other type of transaction, including any such transaction initiated by the Company, management of the Company or an affiliate of the Company, if such transaction does not result in a Change of Control. Accordingly, the Change of Control provisions are likely to be of limited usefulness in such situations.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

    The New Notes are being offered to the holders of the Old Notes. The Old Notes were offered and sold in July 1997 to a small number of institutional investors and are eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages ("PORTAL") Market, the National Association of Securities Dealers' screen based, automated market for trading of securities eligible for resale under Rule 144A.

    The Company does not intend to apply for a listing of the New Notes on any securities exchange. There is currently no established market for the New Notes and there can be no assurance as to the liquidity of markets that may develop for the New Notes, the ability of the holders of the New Notes to sell their New Notes or the price at which such holders would be able to sell their New Notes. If such markets were to exist, the New Notes could trade at prices that may be lower than the initial market values thereof depending on many factors, including prevailing interest rates, the markets for similar securities, and the financial performance of the Company. Although there is currently no market for the New Notes, the Initial Purchasers advised the Company that they currently intend to make a market in the New Notes. However, the Initial Purchasers are not obligated to do so, and any such market making with respect to the New Notes may be discontinued at any time without notice. In addition, such market making activities will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offer or the pendency of an applicable Shelf Registration Statement.

    In addition, the liquidity of, and trading markets for, New Notes also may be adversely affected by declines in the market for high yield securities generally. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

FRAUDULENT TRANSFER CONSIDERATIONS

    In the United States, under federal fraudulent transfer and similar laws, if a court were to find, in a lawsuit by an unpaid creditor or representative of creditors of the Company or any Guarantor of the Notes (such as a trustee in bankruptcy or any such person as debtor in possession), that the Company or such Guarantor received less than fair consideration or reasonable equivalent value for incurring the indebtedness represented by the Notes or such Guarantor's guarantee, and, at the time of such incurrence, the Company or such Guarantor, as the case may be, (i) was insolvent or was rendered insolvent by reason of such incurrence, (ii) was engaged or about to engage in a business or transaction for which its remaining property constituted unreasonably small capital or (iii) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts mature, such court could, among other things, (a) void all or a portion of the Company's or such Guarantor's obligations to holders of the Notes and/or the liens securing the Notes or such Guarantor's guarantee and/or (b) subordinate the Company's obligations to holders of the Notes or such Guarantor's guarantee to other existing and future indebtedness of the Company or such

Guarantor and/or subordinate the liens securing the Notes or such Guarantor's guarantee to other existing or future liens, the effect of which would be to entitle such other creditors to be paid in full before any payment could be made on the Notes. The measure of insolvency for purposes of determining whether a transfer is voidable as a fraudulent transfer varies depending upon the law of the jurisdiction which is being applied. Generally, however, a debtor would be considered insolvent if the sum of all of its liabilities was greater than the value of all of its property at a fair valuation, or if the present fair saleable value of the debtor's assets was less than the amount required to repay its probable liability on its debts as they become absolute and mature. There can be no assurance as to what standard a court would apply in order to determine solvency.

CERTAIN BANKRUPTCY CONSIDERATIONS

    The ability of holders of the Notes to realize upon the Collateral will be subject to certain bankruptcy law limitations in the event of a bankruptcy of the Company. Under applicable federal bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to retain collateral even though the debtor is in default under the applicable debt instruments, provided generally that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to the circumstances, but is intended in general to protect the value of the secured creditor's interest in the collateral at the commencement of the bankruptcy case and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, the Company cannot predict whether payments under the Notes would be made following commencement of and during a bankruptcy case, whether or when the Trustee could foreclose upon or sell the Collateral or whether or to what extent holders of Notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection." Furthermore, in the event the bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes, holders of Notes would hold "under secured claims." Applicable federal bankruptcy laws do not permit the payment and/or accrual of interest, costs and attorney's fees for "under secured claims" during a debtor's bankruptcy case.

                                USE OF PROCEEDS

    There will be no proceeds to the Company resulting from the Exchange Offer. The net proceeds from the Offering (after the deduction of discounts and commissions, fees and other expenses associated with the Offering) was approximately $93.6 million. The net proceeds from the Offering were used by the Company (i) to repay in full all outstanding indebtedness under the Company's then existing bank credit facility (the "Old Credit Facility"), including accrued and unpaid interest thereon, (ii) to repurchase all of the Company's Senior Subordinated Notes (the "Subordinated Notes") and to pay accrued and unpaid interest thereon and the prepayment premium applicable thereto, and (iii) for general corporate and working capital purposes. See "Capitalization of Holdings" and "Certain Transactions."

    The following table summarizes the sources and uses of funds contemplated by the Transactions, assuming the Transactions were consummated on May 31, 1997 (amounts shown are in millions):

                 SOURCES OF FUNDS
--------------------------------------------------
Senior Secured Notes (1)..........................    $100.0

                                                      ------
      Total sources...............................    $100.0
                                                      ------
                                                      ------


                  USES OF FUNDS
--------------------------------------------------
Repay Old Credit Facility (2).....................    $35.0
Repurchase Subordinated Notes (3).................     38.0
Working capital...................................     20.6
Estimated fees and expenses (4)...................      6.4
                                                      ------
      Total uses..................................    $100.0
                                                      ------
                                                      ------

------------

(1) Concurrently with the consummation of the Offering, the Company entered into a new credit facility with The First National Bank of Chicago, as agent (the "New Credit Facility"), which provides for revolving loans of up to $20.0 million, subject to certain borrowing conditions and limitations. See "Description of New Credit Facility."

(2) As of May 31, 1997, revolving and term (the "Term Loan") borrowings under the Old Credit Facility totaled $35.0 million, including $1.4 million of accrued interest. The Old Credit Facility had a final maturity date of January 31, 2000. Indebtedness under the Old Credit Facility accrued interest at a variable rate equal to the Alternate Base Rate (generally defined as the greater of (i) the corporate base rate of interest announced by The First National Bank of Chicago from time to time or (ii) the Federal Funds Effective Rate (as defined in the Old Credit Facility) plus 0.5% per annum) plus 2.0% or a fixed rate equal to the Eurodollar base rate (as defined in the Old Credit Facility) plus 3.25%. As of May 31, 1997, approximately $33.6 million of the Company's principal indebtedness under the Old Credit Facility accrued interest at 9.10%. See Certain Transactions -- Participation by Jordan Industries in Old Credit Facility."

(3) As of May 31, 1997, consists of $35.0 million in aggregate principal amount of Subordinated Notes, $1.2 million in accrued and unpaid interest and a $1.8 million, or 5.0%, prepayment premium. The Subordinated Notes are held by certain of the TJC Investors and the TCW Investors. See "Certain Transactions -- Subordinated Notes."

(4) Includes estimated discounts, fees and legal, accounting and printing expenses incurred in connection with the Transactions and other accrued management and investment banking fees and expenses paid to affiliates of TJC. See "Capitalization of Holdings -- Securities Purchase Agreement" and "Certain Transactions -- Management Consulting Agreement and Investment Banking Fees."

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

    The sole purpose of the Exchange Offer is to fulfill the obligations of the Company with respect to the registration of the Old Notes.

    The Old Notes were originally issued and sold on July 2, 1997 (the "Issue Date"). Such sales were not registered under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 144A promulgated under the Securities Act. In connection with the sale of the Old Notes, the Company and the Initial Purchasers entered into the Registration Rights Agreement pursuant to which the Company agreed, for the benefit of the holders of Old Notes, that it would, at its cost, (i) within 60 days of the Issue Date file with the Commission a registration statement (the "Exchange Offer Registration Statement") with respect to an offer to exchange the Old Notes for the New Notes, which would have terms substantially identical in all material respects to the Old Notes; (ii) use its best efforts to cause such Exchange Offer Registration Statement to become effective under the Securities Act as promptly as practicable after the filing of the Exchange Offer Registration Statement, but in no event later than the 120th day after the Issue Date; (iii) keep the Exchange Offer Registration Statement effective until the consummation of the Exchange Offer pursuant to its terms and (iv) unless the Exchange Offer was not permitted by a policy of the Commission, commence the Exchange Offer and use its best efforts to issue, on or prior to 45 days after the date on which the Exchange Offer Registration Statement is declared effective, New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer. The Company has agreed to keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice thereof is mailed to the holders of Old Notes.

    If (i) prior to the consummation of the Exchange Offer, either the Company or the holders of a majority in aggregate principal amount of Notes determines in its reasonable judgment that (a) the New Notes would not, upon receipt, be tradeable by the holders thereof without restriction under the Securities Act and the Exchange Act and without material restrictions under applicable Blue Sky or state securities laws, or (b) the interests of the holders under the Registration Rights Agreement, taken as a whole, would be materially adversely affected by the consummation of the Exchange Offer, (ii) applicable interpretations of the staff of the Commission would not permit the consummation of the Exchange Offer within 120 days of the Issue Date, (iii) subsequent to the consummation of the Private Exchange (as defined in the Registration Rights Agreement) but within one year of the Issue Date, the Initial Purchasers so request, (iv) the Exchange Offer is not consummated within 165 days of the Issue Date for any reason or (v) in the case of any holder not permitted to participate in the Exchange Offer or of any holder participating in the Exchange Offer that receives New Notes that may not be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of the Company within the meaning of the Securities Act) and, in either case contemplated by clause (v), such holder notifies the Company within six months of consummation of the Exchange Offer, then the Company shall promptly deliver to the holders (or in the case of any occurrence of the event described in clause (v) to any such holder) and the Trustee notice thereof and shall as promptly as possible thereafter file a shelf registration statement (the "Shelf Registration Statement").

    If (a) neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been filed with the Commission within 60 days of the Issue Date, (b) neither the Exchange Offer Registration Statement nor the Shelf Registration Statement is declared effective by the Commission within 120 days of the Issue Date, (c) the Company has not exchanged New Notes for Old Notes validly tendered in accordance with the terms of the Exchange Offer within 45 days after the date on which an Exchange Offer Registration Statement is declared effective by the Commission or (d) if a Shelf Registration Statement is filed and declared effective by the Commission but thereafter ceases to be effective without being succeeded within 30 days by a subsequent shelf registration statement filed and declared effective (each of the foregoing a "Registration Default"), then the Company will be required to pay Liquidated Damages (as defined) to the holders of Notes. See "Old Notes Registration Rights; Liquidated Damages."

TERMS OF THE EXCHANGE

    The Company hereby offers to exchange, upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal accompanying the Registration Statement of which this Prospectus is a part, $1,000 in principal amount of New Notes for each $1,000 in principal amount of Old Notes. The form and terms of the New Notes are substantially identical (including principal amount, interest rate, maturity, security and ranking) to the form and terms of the Old Notes for which they may be exchanged pursuant to the Exchange Offer, except that such New Notes generally will be freely transferable by holders thereof, and the holders of the New Notes (as well as remaining holders of any Old Notes) are not entitled to certain registration rights or liquidated damages which are applicable to the Old Notes under the Registration Rights Agreement. The New Notes will be obligations of the Company evidencing the same indebtedness as the Old Notes and will be entitled to the benefits of the Indenture. See "Description of New Notes."

    The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered or accepted for exchange. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder, including Rule 14e-1, to the extent applicable.

    Based on its view of interpretations provided by the staff of the Commission to third parties in several no-action letters, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any holder which is (i) an Affiliate of the Company, (ii) a broker-dealer who acquired Old Notes directly from the Company or (iii) a broker-dealer who acquired Old Notes as a result of market making or other trading activities) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, and such holder is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of such New Notes. However, the Company does not intend to request the Commission to consider, and the Commission has not considered, the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in other circumstances. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging, and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Broker-dealers who acquired Old Notes as a result of market making or other trading activities may use this Prospectus, as supplemented or amended, in connection with resales of the New Notes. The Company has agreed that, for a period of 180 days after the Registration Statement is declared effective, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes or any holder that cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

    Tendering holders of Old Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Old Notes pursuant to the Exchange Offer.

    Interest on the New Notes will accrue from the last interest payment date on which interest was paid on the Old Notes surrendered in exchange therefor or, if no interest has been paid on the Notes, from the date of original issue of the Old Notes. The New Notes will bear interest at a rate of 10 1/4% per annum, payable semi-annually on January 1 and July 1 of each year, commencing January 1, 1998.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

    The Exchange Offer expires on the Expiration Date. The term "Expiration
Date" means 5:00 p.m., New York City time, on             , 1997 unless the
Company in its sole discretion extends the period during which the Exchange Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Exchange Offer, as so extended by the Company, expires. The Company reserves the right to extend the Exchange Offer at any time and from time to time prior to the Expiration Date by giving written notice to The Bank of New York, as Exchange Agent (the "Exchange Agent") and by timely public announcement communicated by no later than 5:00 p.m. on the next business day following the Expiration Date, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Exchange Offer, all Old Notes previously tendered pursuant to the Exchange Offer will remain subject to the Exchange Offer.

    The initial Exchange Date will be the first business day following the Expiration Date. The Company expressly reserves the right to (i) terminate the Exchange Offer and not accept for exchange any Old Notes for any reason, including if any of the events set forth below under "Conditions to the Exchange Offer" shall have occurred and shall not have been waived by the Company and
(ii) amend the terms of the Exchange Offer in any manner, whether before or after any tender of the Old Notes. If any such termination or amendment occurs, the Company will notify the Exchange Agent in writing and will either issue a press release or give written notice to the holders of the Old Notes as promptly as practicable. Unless the Company terminates the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, the Company will exchange the New Notes for Old Notes on the Exchange Date.

    This Prospectus and the related Letter of Transmittal and other relevant materials will be mailed by the Company to record holders of Old Notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of Old Notes.

PROCEDURES FOR TENDERING OLD NOTES

    The tender to the Company of Old Notes by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    GENERAL PROCEDURES

    A holder of an Old Note may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Old Notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") pursuant to the procedure described below), to the Exchange Agent at its address set forth below under "-- Exchange Agent" on or prior to the Expiration Date or
(ii) complying with the guaranteed delivery procedures described below.

    If tendered Old Notes are registered in the name of the signer of the Letter of Transmittal and the New Notes to be issued in exchange therefor are to be issued (and any untendered Old Notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered Old Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution (each an "Eligible Institution") that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act. If the New Notes and/or Old Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Old Notes, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution.

    Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Old Notes should contact such holder promptly and instruct such holder to tender Old Notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such Old Notes himself, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

    BOOK-ENTRY TRANSFER

    The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Depository Trust Company ("DTC") (the "Book-Entry Transfer Facility") for purposes of the Exchange Offer within two business days after receipt of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "-- Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

    THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, RETURN RECEIPT REQUESTED, BE USED, PROPER INSURANCE BE OBTAINED, AND THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE.

    Unless an exemption applies under the applicable law and regulations concerning "backup withholding" of federal income tax, the Exchange Agent will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a holder pursuant to the Exchange Offer if the holder does not provide a taxpayer identification number (social security number or employer identification number, as applicable) and certify that such number is correct. Each tendering holder should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Exchange Agent.

    GUARANTEED DELIVERY PROCEDURES

    If a holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Old Notes to reach the Exchange Agent before the Expiration Date, a tender may be effected if the Exchange Agent has received at its office listed on the Letter of Transmittal on or prior to the Expiration Date a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the principal amount of the Old Notes being tendered, the names in which the Old Notes are registered and, if possible, the certificate numbers of the Old Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the Old Notes, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Old Notes being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

    A tender will be deemed to have been received as of the date when the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Old Notes (or a timely Book-Entry Confirmation) is received by the Exchange Agent. Issuances of New Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Old Notes (or a timely Book-Entry Confirmation).

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Notes will be determined by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of counsel to the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. Neither the Company, the Exchange Agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

    The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

    The party tendering Old Notes for exchange (the "Transferor") exchanges, assigns and transfers the Old Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Old Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Old Notes and to acquire New Notes issuable upon the exchange of such tendered Old Notes, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Notes. The Transferor further agrees that acceptance of any tendered Old Notes by the Company and the issuance of New Notes in exchange therefor shall constitute performance in full by the Company of its obligations under the Registration Rights Agreement and the Company shall have no further obligations or liabilities thereunder (except in certain limited circumstances). All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

    By tendering Old Notes and executing the Letter of Transmittal, the Transferor certifies (a) that it is not an Affiliate of the Company, that it is not a broker-dealer that owns Old Notes acquired directly from the Company or an Affiliate of the Company, that it is acquiring the New Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor is not engaged in and does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of such New Notes; (b) that it is an Affiliate of the Company or one of the Initial Purchasers of the Old Notes and that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable to it; or (c) that it is a broker-dealer which is a beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of New Notes received by such broker dealer in the Exchange Offer (a "Participating Broker-Dealer") and that it will deliver a prospectus in connection with any resale of such New Notes. By tendering Old Notes and executing a Letter of Transmittal, the Transferor further certifies that it is not engaged in and does not intend to engage in a distribution of the New Notes.

WITHDRAWAL RIGHTS

    Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

    For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at the address set forth below under "-- Exchange Agent" prior to the Expiration Date. Any such notice of withdrawal must specify the person named in the Letter of Transmittal as having tendered Old Notes to be withdrawn, the certificate numbers of Old Notes to be withdrawn, the principal amount of Old Notes to be withdrawn, a statement that such holder is withdrawing his election to have such Old Notes exchanged, and the name of the registered holder of such Old Notes, and must be signed by the holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Old Notes being withdrawn. The Exchange Agent will return the properly withdrawn Old Notes promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by the Company, and such determination will be final and binding on all parties.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

    Upon the terms and subject to the conditions of the Exchange Offer, the acceptance for exchange of Old Notes validly tendered and not withdrawn and the issuance of the New Notes will be made on the Exchange Date. For the purposes of the Exchange Offer, the Company shall be deemed to have accepted for exchange validly tendered Old Notes when, as and if the Company has given written notice thereof to the Exchange Agent.

    The Exchange Agent will act as agent for the tendering holders of Old Notes for the purposes of receiving New Notes from the Company and causing the Old Notes to be assigned, transferred and exchanged. Upon the terms and subject to conditions of the Exchange Offer, delivery of New Notes to be issued in exchange for accepted Old Notes will be made by the Exchange Agent promptly after acceptance of the tendered Old Notes. Old Notes not accepted for exchange by the Company will be returned without expense to the tendering holders (or in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the procedures described above, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) promptly following the Expiration Date or, if the Company terminates the Exchange Offer prior to the Expiration Date, promptly after the Exchange Offer is so terminated.

CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to issue New Notes in respect of any properly tendered Old Notes not previously accepted and may terminate the Exchange Offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated by no later than 5:00 p.m. on the next business day following the Expiration Date, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service) or, at its option, modify or otherwise amend the Exchange Offer, if (a) there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission, (i) seeking to restrain or prohibit the making or consummation of the Exchange Offer or any other transaction contemplated by the Exchange Offer,
(ii) assessing or seeking any damages as a result thereof or (iii) resulting in a material delay in the ability of the Company to accept for exchange or exchange some or all of the Old Notes pursuant to the Exchange Offer; (b) any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in the reasonable judgment of the Company might directly or indirectly result in any of the consequences referred to in clause (a)(i) above or, in the reasonable judgment of the Company, might result in the holders of New Notes having obligations with respect to resales and transfers of New Notes which are greater than those described in the interpretations of the staff of the Commission, or would otherwise make it inadvisable to proceed with the Exchange Offer; or (c) a material adverse change shall have occurred in the business, condition (financial or otherwise), operations or prospects of the Company.


    The foregoing conditions are for the sole benefit of the Company and may be asserted by it with respect to all or any portion of the Exchange Offer regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition or may be waived by the Company in whole or in part at any time or from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time.


    In addition, the Company has reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the Exchange Offer. The Company does not intend to terminate the Exchange Offer if all the conditions are satisfied.

    Any determination by the Company concerning the fulfillment or nonfulfillment of any conditions will be final and binding upon all parties.

    In addition, the Company will not accept for exchange any Old Notes tendered and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

EXCHANGE AGENT

    The Bank of New York has been appointed as the Exchange Agent for the Exchange Offer. Delivery of the Letters of Transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent as follows:

      BY REGISTERED OR CERTIFIED MAIL:               BY HAND OR OVERNIGHT DELIVERY:
--------------------------------------------  --------------------------------------------
The Bank of New York                          The Bank of New York
101 Barclay Street, 7E                        101 Barclay Street, 7E
New York, New York 10286                      Corporate Trust Services Window
Attention:Reorganization Department,          Ground Level
         Arwen Gibbons                        New York, New York 10286
                                              Attention:Reorganization Department,
                                                       Arwen Gibbons

                             CONFIRM BY TELEPHONE:
                                 (212) 815-5920

                            FACSIMILE TRANSMISSIONS:
                          (ELIGIBLE INSTITUTIONS ONLY)
                                 (212) 815-6339

    DELIVERY OF A LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE OR TELEX NUMBER OTHER THAN AS SET FORTH ABOVE, DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

SOLICITATION OF TENDERS; EXPENSES

    The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. The Company will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. The expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Exchange Agent and printing, accounting, legal fees and miscellaneous expenses, will be paid by the Company and are estimated to be approximately $311,304.

    No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Old Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Old Notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

APPRAISAL RIGHTS

    HOLDERS OF OLD NOTES WILL NOT HAVE DISSENTERS' RIGHTS OR APPRAISAL RIGHTS IN CONNECTION WITH THE EXCHANGE OFFER.

FEDERAL INCOME TAX CONSEQUENCES

    The exchange of Old Notes for New Notes by tendering holders will not be a taxable exchange for federal income tax purposes, and such holders should not recognize any taxable gain or loss as a result of such exchange. See "Certain United States Federal Income Tax Consequences."

OTHER

    Participation in the Exchange Offer is voluntary and holders of Old Notes should carefully consider whether to accept the terms and conditions thereof. Holders of Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the Exchange Offer.

    As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of this Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Old Notes and the Registrations Rights Agreement. Holders of Old Notes who do not tender their Old Notes in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights, and limitations applicable thereto, under the Indenture, except for any such rights under the Registration Rights Agreement which by their terms terminate or cease to have further effect as a result of the making of this Exchange Offer. See "Description of New Notes." All untendered Old Notes will continue to be subject to the restriction on transfer set forth in the Indenture. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for any remaining Old Notes could be adversely affected. See "Risk Factors -- Consequences of Exchange and Failure to Exchange Old Notes."

    Subject to the restrictions contained in the Indenture, the Company may in the future seek to acquire untendered Old Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Old Notes which are not tendered in the Exchange Offer.

                                 CAPITALIZATION

    The following table sets forth the cash and cash equivalents, long-term debt and total capitalization of the Company as of May 31, 1997 and the pro forma cash and cash equivalents, long-term debt and total capitalization of the Company as of May 31, 1997, as adjusted to give effect to the Transactions as of such date. See "Use of Proceeds." The table should be read in conjunction with the Financial Statements of the Company, and the related notes thereto, and other information included elsewhere in this Prospectus.

                                                                                                AS OF MAY 31, 1997
                                                                                              ----------------------
                                                                                               ACTUAL     PRO FORMA
                                                                                              ---------  -----------
                                                                                              (DOLLARS IN MILLIONS)
Cash and cash equivalents...................................................................  $     2.4   $    23.0
                                                                                              ---------  -----------
                                                                                              ---------  -----------
Long-term debt (including current maturities):
  Old Credit Facility (1)...................................................................  $    33.6   $      --
  Senior Secured Notes......................................................................         --       100.0
  Subordinated Notes........................................................................       35.0          --
  Capital lease obligations.................................................................        0.6         0.6
                                                                                              ---------  -----------
    Total long-term debt (including current maturities).....................................       69.2       100.6
Shareholder's equity (deficit):
  Common Stock, $.01 par value, 25,000 shares authorized, 19,200 shares issued and
    outstanding.............................................................................         --          --
  Additional paid-in capital................................................................       18.7        18.7
  Retained earnings (accumulated deficit) (2)...............................................      (24.8)      (27.7)
                                                                                              ---------  -----------
    Total shareholder's equity (deficit)....................................................       (6.1)       (9.0)
                                                                                              ---------  -----------
    Total capitalization....................................................................  $    63.1   $    91.6
                                                                                              ---------  -----------
                                                                                              ---------  -----------

------------

(1) Concurrently with the consummation of the Offering, the Company entered into the New Credit Facility, which provides for revolving loans of up to $20.0 million, subject to certain borrowing conditions and limitations. See "Use of Proceeds" and "Description of New Credit Facility."

(2) Pro forma accumulated deficit includes a $2.9 million extraordinary loss related to the prepayment of the Old Credit Facility and the Subordinated Notes. The extraordinary loss consists of a $1.1 million write-off of deferred financing fees and a $1.8 million prepayment premium relating to the Subordinated Notes.

                       SELECTED HISTORICAL FINANCIAL DATA

    The following table sets forth the selected historical financial data of the Company for the ten months ended August 31, 1992, the fiscal years ended August 31, 1993, August 31, 1994, August 26, 1995 and August 31, 1996, which have been derived from the audited financial statements of the Company, and for the thirty-nine weeks ended May 25, 1996 and May 31, 1997, and as of May 31, 1997, which have been derived from the unaudited financial statements of the Company. The Company's operations are subject to seasonal factors, and, therefore, operating results for interim periods are not indicative of results for the entire fiscal year. See "Risk Factors -- Seasonality." The following information should be read in conjunction with the Financial Statements of the Company, and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                 TEN MONTHS                                                        THIRTY-NINE WEEKS
                                    ENDED                     FISCAL YEARS ENDED                         ENDED
                                 -----------  --------------------------------------------------  --------------------
                                 AUGUST 31,   AUGUST 31,    AUGUST 31   AUGUST 26,   AUGUST 31,    MAY 25,    MAY 31,
                                   1992(1)       1993         1994        1995(2)      1996(2)      1996       1997
                                 -----------  -----------  -----------  -----------  -----------  ---------  ---------
                                                                (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:

Net sales:
  Company-Operated Retail
    (3)........................     $56,443    $  89,109    $  91,408    $  90,077    $  88,938   $  76,236  $  76,862
  Third-Party Retail (4).......       9,330       13,542       13,027       12,954       14,924      12,993     15,098
  Non-Retail (5)...............       7,631        9,919       11,297       12,524       13,486      13,146     15,017
                                 -----------  -----------  -----------  -----------  -----------  ---------  ---------
    Total net sales............     $73,404   $  112,570   $  115,732   $  115,555   $  117,348   $ 102,375  $ 106,977
                                 -----------  -----------  -----------  -----------  -----------  ---------  ---------
                                 -----------  -----------  -----------  -----------  -----------  ---------  ---------
Gross profit...................     $44,703   $   71,135   $   72,298   $   75,309   $   76,338   $  66,683  $  70,236
Operating income (loss)........       2,623       (3,485 )     (5,850 )      3,290        7,945      13,513     16,155
Interest expense...............       6,823        8,492        8,913        9,237        9,455       7,023      6,697
Other income...................         488          307          207          275          444          91        206
Income tax (benefit)...........      (1,106 )     (4,295 )       (358 )        (68 )        349          85        308
Net income (loss) (6)..........      (2,589 )     (7,375 )    (16,440 )     (5,604 )     (1,415 )     6,486      9,356

OTHER DATA:

EBITDA (7).....................  $   12,284   $   10,742   $    8,717   $   14,003   $   15,197   $  18,853  $  21,287
Depreciation and
  amortization.................       9,297       13,478       13,216        9,999        6,807       4,909      4,672
Capital expenditures...........       2,289        3,085        3,655        2,325        2,280       1,995      1,646
Total net sales growth.........         n/a          n/a          2.8 %       (0.2 %)        1.6 %      2.5%      3.5%
Gross margin...................        60.9 %       63.2 %       62.5 %       65.2 %       65.1 %      65.1%      65.7%
EBITDA margin (8)..............        16.7 %        9.5 %        7.5 %       12.1 %       13.0 %      18.4%      19.9%
Ratio of earnings to fixed
  charges (9)..................          --           --           --           --           --    1.6 to 1   2.0 to 1

STORE DATA:

Number of Company-operated
  stores at period end:
  Fannie May stores............         251          246          231          228          225         226        225
  Fanny Farmer stores..........          --          187          169          144          115         124        105
                                 -----------  -----------  -----------  -----------  -----------  ---------  ---------
    Total number of stores.....         251          433          400          372          340         350        330
                                 -----------  -----------  -----------  -----------  -----------  ---------  ---------
                                 -----------  -----------  -----------  -----------  -----------  ---------  ---------
Increase in same store sales:
  (10)
  Fannie May stores............         n/a          n/a          1.5 %        4.6 %        2.1 %       1.2%       4.8%
  Fanny Farmer stores..........         n/a          n/a         11.8 %        0.0 %        4.5 %       3.1%       4.6%
    Total increase.............         n/a          n/a          4.5 %        3.4 %        2.6 %       0.7%       4.8%


                                                                     FISCAL YEAR ENDED            THIRTY-NINE WEEKS
                                                                      AUGUST 31, 1996            ENDED MAY 31, 1997
                                                                  -----------------------  -------------------------------
PRO FORMA COVERAGES:
EBITDA to pro forma net interest expense (11)(12)...............               1.5x                         3.0x
Pro forma net total debt to EBITDA (11)(13).....................               6.1                          3.6
Pro forma earnings to fixed charges (14)........................            --                              2.1

                                                                                               AT MAY 31, 1997
                              AUGUST 31,  AUGUST 31,  AUGUST 31,  AUGUST 26,  AUGUST 31,  -------------------------
                                 1992        1993        1994        1995        1996      ACTUAL    PRO FORMA(12)
                              ----------  ----------  ----------  ----------  ----------  ---------  --------------
                                                                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...  $    6,876  $      830  $    1,359  $      482  $      380  $   2,450    $   23,010
Working capital
  (deficiency)..............      12,356      (4,042)     (4,768)     (2,886)     (3,721)     3,724        32,828
Total assets................      93,710     101,438      88,548      83,098      78,668     75,347        99,407
Long-term debt..............      65,000      65,435      73,883      73,676      72,721     69,233       100,602
Shareholder's equity
  (deficit).................      15,903       8,273      (8,429)    (14,033)    (15,448)    (6,092)       (8,992)

---------------

(1) Holdings acquired the Company in October 1991. As a result of this acquisition, the 1992 period reflects only ten months of financial information.

(2) In 1995, the Company changed its fiscal year to the last Saturday in August from the last day in August. As a result of this change, fiscal 1995 had less than 52 weeks (360 days) and fiscal 1996 had 53 weeks (371 days).

(3) Company-Operated Retail includes sale of Company branded products through Company-operated Fannie May and Fanny Farmer stores. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(4) Third-Party Retail includes grocery stores, drug stores and other independent retailers that purchase the Company's branded products at wholesale pricing for resale to the consumer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(5) Non-Retail includes sale of Company branded product through the Company's quantity order, mail order and fundraising programs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(6) The Company's net loss for fiscal 1994 includes an extraordinary loss of $2.2 million for the write-off of deferred financing fees related to an early extinguishment of debt. The Company's net loss for fiscal 1994 also includes the Homestead Loss.

(7) EBITDA consists of earnings before interest, income taxes, depreciation, amortization, and management, director and consulting fees. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with GAAP, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. Although EBITDA is not necessarily a measure of the Company's ability to fund its cash needs, management believes that certain investors find EBITDA to be a useful tool for measuring the ability of the Company to service its debt. For a description of management, director and consulting fees, see "Certain Transactions -- Management Consulting Agreement and Investment Banking Fees" and "Certain Transactions -- Director's Consulting Fee and TCW Investors' Expense Reimbursement." The Company's financial results as reported herein for fiscal 1994 exclude the Homestead Loss. In fiscal 1994, the Fanny Farmer Homestead product line accounted for $0.9 million of Third-Party Retail sales.

(8) EBITDA margin is EBITDA divided by total net sales.

(9) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness and capitalized interest, amortization of deferred financing costs and that portion of rental expense on operating leases deemed by the Company to be attributable to interest. For the ten months ended August 31, 1992 and for fiscal 1993, 1994, 1995 and 1996, earnings were insufficient to cover fixed charges by approximately $13.0 million, $25.7 million, $29.0 million, $20.2 million and $15.2 million, respectively.

(10) Same store sales are defined as the aggregate sales from stores open for the entire periods being compared. Increases reflect changes from the immediately prior comparable period. Such data is not available for fiscal 1992 and 1993.

(11) EBITDA to pro forma net interest expense coverage reflects the Transactions as if the Transactions occurred at the beginning of the fiscal year ended August 31, 1996 and is based upon EBITDA of $15.2 million and pro forma net interest expense (including interest on capital leases and seasonal borrowings) of $9.8 million (net of $.7 million of interest income) for the fiscal year ended August 31, 1996. Pro forma net total debt to EBITDA reflects the Transactions as if the Transactions occurred on August 31, 1996 and is based upon pro forma net total debt of $92.0 million at August 31, 1996 and EBITDA of $15.2 million for the fiscal year ended August 31, 1996.

(12) Pro forma to reflect the Transactions as if the Transactions had occurred at the beginning of the 39 week period ending on May 31, 1997. See "Capitalization." EBITDA to pro forma net interest expense coverage is based upon EBITDA of $21.3 million and pro forma net interest expense (including interest on capital leases and seasonal borrowings) of $7.2 million (net of $.7 million of interest income) for the 39 week period ending on May 31, 1997.


(13) Pro forma to reflect the Transactions as if the Transactions had occurred on May 31, 1997. Pro forma net total debt to EBITDA coverage is based upon pro forma net total debt (total debt less cash and cash equivalents) of $77.6 million and EBITDA of $21.3 million for the 39 week period ending on May 31, 1997. See "Capitalization."



(14) Pro forma to reflect the Transactions as if the Transactions had occurred at the beginning of the fiscal year ended August 31, 1996 and the 39 weeks ending on May 31, 1997, respectively. For the fiscal year ended August 31, 1996, pro forma earnings were insufficient to cover pro forma fixed charges by approximately $.05 million based on pro forma earnings of $13.06 million and pro forma fixed charges of $13.11 million. For the 39 weeks ending on May 31, 1997, the ratio of pro forma earnings to fixed charges is based on pro forma earnings of $19.7 million and fixed charges of $9.6 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with, and is qualified in its entirety by, "Selected Historical Financial Data" and the Company's Financial Statements, and the related notes thereto, included elsewhere herein.

OVERVIEW

    The Company is a leading manufacturer and retailer of quality boxed chocolates and other confectionery items. The Company sells its popular Fannie May and Fanny Farmer candies in 330 Company-operated stores ("Company-Operated Retail") and approximately 6,000 third-party grocery stores, drug stores and independent retail accounts ("Third-Party Retail"), as well as through a variety of non-retail programs, including quantity order, mail order and fundraising programs ("Non-Retail"). In fiscal 1996, EBITDA was $15.2 million, or 13.0% of total net sales, as compared to $8.7 million, or 7.5% of total net sales in fiscal 1994. This increase in EBITDA and EBITDA margin reflects the benefits of certain initiatives implemented by the current management team, which joined the Company in late fiscal 1994. These initiatives included (i) a number of programs to improve same store sales and overall profitability in the Company-Operated Retail channel, (ii) the expansion of existing and the introduction of new Third-Party Retail and Non-Retail programs to increase product availability and
(iii) merchandising and pricing strategies which, in conjunction with reduced overhead and other improvements in operating efficiencies, were intended to strengthen margins.

    Historically, Company-Operated Retail has represented the most significant distribution channel for the Company's products and accounted for $88.9 million, or 75.8% of total net sales in fiscal 1996. The Company's Third-Party Retail and Non-Retail businesses collectively accounted for $28.4 million, or 24.2% of total net sales in fiscal 1996. The continued growth of Third-Party Retail and Non-Retail channels remains a priority for the Company because management believes that these channels present opportunities for significant sales growth and greater product distribution without the higher operating expenses and capital expenditures required by Company-operated stores.

    The Company's costs of sales include (i) costs associated with the Company's manufactured products and (ii) costs associated with product purchased from third parties and resold by the Company. The principal elements of the Company's cost of sales are raw materials, labor, manufacturing overhead, and purchased product costs, which accounted for 32%, 29%, 16% and 23%, respectively, of total cost of sales in fiscal 1996. Raw materials consist primarily of chocolate, nutmeats, natural sweeteners and fresh dairy products, the cost of which has remained relatively stable despite susceptibility to significant fluctuations for specific items. See "Business -- Operations -- Suppliers and Purchasing." Labor costs consist primarily of hourly wages plus incentives based on operating efficiencies. Manufacturing overhead generally includes employee fringe benefits, utilities, rents and manufacturing supplies. Historically, the Company generally has been able to pass through to its customers increases in cost of sales; however, there can be no assurance that the Company will be able to continue to do so in the future. See "Risk Factors -- Fluctuations in Cost of Sales and Impact on Pricing."

    Selling, general and administrative ("SG&A") costs include, but are not limited to: (i) Company-Operated Retail store operating costs, such as wages, rent and utilities, (ii) expenses associated with Third-Party Retail and Non-Retail sales, which include, among other things, catalog expenses and direct wages and (iii) general overhead expenses, which consist primarily of non-allocable wages, professional fees and office overhead. In fiscal 1996, SG&A costs were $61.1 million, or 52.1% of total net sales, compared to $64.5 million, or 55.7% of total net sales in fiscal 1994. The reductions in SG&A costs and SG&A margins during this period were primarily a result of lower store operating costs, due to management's strategy of selectively closing unprofitable stores, and reduced general overhead expenses. These reductions were partially offset by an increase in costs related to the development of Third-Party Retail and Non-Retail programs.

RESULTS OF OPERATIONS

    The following tables summarize the Company's percentage of total net sales, pounds of product sold and average selling price, according to distribution channel, and number of Company-operated stores, in each case for the periods indicated.

                                                                                AUGUST 31,  AUGUST 26,  AUGUST 31,
                                                                                   1994        1995        1996
                                                                                ----------  ----------  ----------
                                                                                      FISCAL YEARS ENDED(1)
                                                                                ----------------------------------
PERCENTAGE OF TOTAL NET SALES:
    Company-Operated Retail...................................................        79.0%       78.0%       75.8%
    Third-Party Retail........................................................        11.3        11.2        12.7
    Non-Retail................................................................         9.7        10.8        11.5
                                                                                ----------  ----------  ----------
        Total net sales.......................................................       100.0%      100.0%      100.0%
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
POUNDS SOLD (IN MILLIONS):
    Company-Operated Retail...................................................        10.9         9.1         8.7
    Third-Party Retail........................................................         2.0         1.7         1.9
    Non-Retail................................................................         1.5         1.5         1.5
                                                                                ----------  ----------  ----------
        Total pounds sold.....................................................        14.4        12.3        12.1
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
AVERAGE SELLING PRICE:
    Company-Operated Retail...................................................  $     8.39  $     9.83  $    10.23
    Third-Party Retail........................................................        6.52        7.71        7.92
    Non-Retail................................................................        7.37        8.52        8.75
        Total average selling price...........................................        8.03        9.38        9.68
COMPANY-OPERATED STORES (AT PERIOD END).......................................         400         372         340

------------

(1) See "Selected Historical Financial Data."

    As a percentage of total net sales, Company-Operated Retail sales decreased from 79.0% in fiscal 1994 to 75.8% for fiscal 1996. This decline was due primarily to management's strategy of (i) increasing the average dollar value of retail consumer transactions in Company-operated stores, (ii) closing unprofitable stores and (iii) expanding channels of distribution other than Company-Operated Retail. As a result, from fiscal 1994 to fiscal 1996, the average price per pound of candy sold in Company-Operated Retail increased from $8.39 to $10.23 and the number of Company-operated stores decreased from 433 to 340, both of which contributed to a decline in total pounds sold in Company-Operated Retail from 10.9 million to 8.7 million. Management has targeted approximately 40 additional unprofitable stores for closure over the next four years and intends to selectively open new stores.

    As a percentage of total net sales, Third-Party Retail sales increased from 11.3% in fiscal 1994 to 12.7% for fiscal 1996. This increase was due primarily to a general increase in pounds of product sold to existing customers and limited price increases. Pounds sold declined in fiscal 1995 to 1.7 million as a result of the termination of the Homestead product line, but have since increased to 1.9 million for fiscal 1996 as a result of increased volume with existing customers, the launch of new Fannie May products and the introduction of the Fanny Farmer mass market program in fiscal 1996. Management intends to launch the sale of Fannie May products to department stores, specialty shops and card and gift stores this year, and expects Third-Party Retail sales to continue to grow as a percentage of total net sales.

    As a percentage of total net sales, Non-Retail sales increased from 9.7% in fiscal 1994 to 11.5% for fiscal 1996. This increase was due primarily to the growth in number and value of mail order transactions as well as the launch of the fundraising program. Pounds sold have remained constant while the price per pound sold has increased primarily as a result of improved product mix and merchandising.

THIRTY-NINE WEEKS ENDED MAY 31, 1997 COMPARED TO THIRTY-NINE WEEKS ENDED MAY 25,
  1996

    TOTAL NET SALES. Total net sales for the thirty-nine week period ended May 31, 1997 (the "1997 Interim Period") were $107.0 million, an increase of $4.6 million, or 4.5%, from $102.4 million for the thirty-nine week period ended May 25, 1996 (the "1996 Interim Period"). Pounds sold increased 0.9% to 10.5 million in the 1997 Interim Period from 10.4 million in the 1996 Interim Period. Company-Operated Retail sales were $76.9 million in the 1997 Interim Period, an increase of $0.7 million, or 0.8%, from $76.2 million in the 1996 Interim Period. This increase was a result of same store sales growth of 4.8% between the comparable interim periods offset by 20 fewer Company-operated stores at the end of the 1997 Interim Period versus the end of the 1996 Interim Period. Third-Party Retail sales were $15.1 million in the 1997 Interim Period, an increase of $2.1 million, or 16.2%, from $13.0 million in the 1996 Interim Period. The increase was a result of growth in sales in both the Fanny Farmer mass merchandising program and new Fannie May products which were launched in early fiscal 1996. Non-Retail sales were $15.0 million in the 1997 Interim Period, an increase of $1.9 million, or 14.2%, from $13.1 million in the 1996 Interim Period. Sales growth in Non-Retail was primarily a result of growth in sales through the fundraising program launched in early fiscal 1996.

    GROSS PROFIT. Gross profit in the 1997 Interim Period was $70.2 million, an increase of $3.5 million, or 5.3%, from $66.7 million in the 1996 Interim Period. Gross profit as a percentage of total net sales increased slightly to 65.7% in the 1997 Interim Period from 65.1% in the 1996 Interim Period. This increase in gross margin reflects the higher price per pound of candy sold due to the Company's coordinated merchandising and pricing strategy partially offset by (i) the significant growth in lower priced Third-Party Retail sales and (ii) an increase in cost of sales primarily due to higher purchased product and labor costs.

    SELLING, GENERAL AND ADMINISTRATIVE. SG&A costs were $49.1 million in the 1997 Interim Period, an increase of $1.2 million, or 2.4%, from $47.9 million in the 1996 Interim Period. This increase was a result of higher expenses relating to expansion of the Company's activities in Third-Party Retail and Non-Retail offset by lower store costs, due to 20 store closings. SG&A costs also included $0.3 million and $0.4 million of corporate management and administrative expenses in the 1997 Interim Period and the 1996 Interim Period, respectively, for positions that management has eliminated and for which it does not expect the Company to incur costs on an ongoing basis. As a percentage of total net sales, SG&A costs decreased to 45.9% in the 1997 Interim Period from 46.8% in the 1996 Interim Period.

    EBITDA. As a result of the foregoing, EBITDA was $21.3 million in the 1997 Interim Period, an increase of $2.4 million, or 12.9%, from $18.9 million in the 1996 Interim Period. As a percentage of total net sales, EBITDA was 19.9% in the 1997 Interim Period compared to 18.4% in the 1996 Interim Period.

    OPERATING INCOME. Operating income was $16.2 million in the 1997 Interim Period, an increase of $2.6 million, or 19.6%, from $13.5 million in the 1996 Interim Period. The increase in operating income was a result of the increase in EBITDA of $2.4 million.

FISCAL YEAR ENDED AUGUST 31, 1996 COMPARED TO FISCAL YEAR ENDED AUGUST 26, 1995

    TOTAL NET SALES. Total net sales in fiscal 1996 were $117.3 million, an increase of $1.7 million, or 1.6%, from $115.6 million in fiscal 1995. Pounds sold decreased 1.6% to 12.1 million in fiscal 1996 from 12.3 million in fiscal 1995, primarily as a result of lower Company-Operated Retail pounds sold partially offset by an increase in Third-Party Retail pounds sold. Company-Operated Retail sales were $88.9 million in fiscal 1996, a decrease of $1.2 million, or 1.3%, from $90.1 million in fiscal 1995. This decrease was a result of 32 fewer Company-operated stores at the end of fiscal 1996 compared to the end of fiscal 1995, partially offset by same store sales growth of 2.6%. In fiscal 1996, Third-Party Retail sales were $14.9 million, an increase of $1.9 million, or 15.2%, from $13.0 million in fiscal 1995. This increase reflects the first tangible results of management's strategy to expand Third-Party Retail sales into new markets, including providing Fanny Farmer branded products to mass merchandisers and developing Fannie May product line extensions. Non-Retail sales were $13.5 million, an increase of $1.0 million, or 7.7%, from $12.5 million in fiscal 1995. The launch of the boxed chocolate fundraising business commencing in early fiscal 1996 and the increase in mail order sales were the primary contributors to this growth in Non-Retail sales.

    GROSS PROFIT. Gross profit in fiscal 1996 was $76.3 million, an increase of $1.0 million, or 1.4%, from $75.3 million in fiscal 1995. Gross profit as a percentage of total net sales decreased slightly to 65.1% in fiscal 1996 from 65.2% in fiscal 1995. This reduction in gross margin was primarily due to increased raw material costs and a shift in sales mix from Company-Operated Retail to lower priced Third-Party Retail, partially offset by an overall higher price per pound of candy sold.

    SELLING, GENERAL AND ADMINISTRATIVE. SG&A costs were $61.1 million in fiscal 1996, a decrease of $0.4 million, or 0.7%, from $61.5 million in fiscal 1995. This decrease reflected reduced store operating costs resulting from the closing of 32 Company-operated stores during fiscal 1996 offset by an increase in Third-Party Retail operating expenses as a result of the start-up of the Fanny Farmer mass merchandising program. SG&A costs also included $0.5 million and $0.4 million of corporate management and administrative expenses in fiscal 1996 and fiscal 1995, respectively, for positions that management has eliminated and for which it does not expect the Company to incur costs on an ongoing basis. As a percentage of total net sales, SG&A decreased to 52.1% in fiscal 1996 from 53.3% in fiscal 1995.

    EBITDA. As a result of the foregoing, EBITDA was $15.2 million in fiscal 1996, an increase of $1.2 million, or 8.5%, from $14.0 million in fiscal 1995. As a percentage of total net sales, EBITDA was 13.0% in fiscal 1996 as compared to 12.1% in fiscal 1995.

    OPERATING INCOME. Operating income was $7.9 million in fiscal 1996, an increase of $4.7 million, or 141.5%, from $3.3 million in fiscal 1995. The increase in operating income was a result of higher EBITDA of $1.2 million and a reduction in depreciation and amortization expense of $3.2 million.

FISCAL YEAR ENDED AUGUST 26, 1995 COMPARED TO FISCAL YEAR ENDED AUGUST 31, 1994

    TOTAL NET SALES. Total net sales in fiscal 1995 were $115.6 million, a decrease of $0.1 million, or 0.2%, from $115.7 million in fiscal 1994. This decrease in total net sales was a result of a decrease in pounds sold due to a strategic decision to terminate the promotion and discounting strategy implemented by prior management and, instead, to coordinate merchandising and pricing strategy in order to increase the average dollar value of retail consumer transactions. Pounds sold in fiscal 1995 were 12.3 million, a decrease of 2.1 million pounds, or 14.6%, from 14.4 million pounds in fiscal 1994. Company-Operated Retail sales were $90.1 million in fiscal 1995, a decrease of $1.3 million, or 1.5%, from $91.4 million in fiscal 1994. This decrease was the result of 28 fewer Company-operated stores at the end of fiscal 1995 compared to the end of fiscal 1994 offset by same store sales growth of 3.4%. Third-Party Retail sales were $13.0 million in both fiscal 1994 and fiscal 1995, reflecting the discontinuance of the Fanny Farmer Homestead product line (a purchased product offered by the Company to compete in the low-priced boxed chocolate segment, which accounted for $0.9 million in sales in fiscal 1994) offset by improved performance in the Fannie May brand programs. Non-Retail sales were $12.5 million, an increase of $1.2 million, or 10.9%, from $11.3 million in fiscal 1994. Sales growth in Non-Retail was due primarily to increases in mail order and quantity order sales.

    GROSS PROFIT. Gross profit in fiscal 1995 was $75.3 million, an increase of $3.0 million, or 4.2%, from $72.3 million in fiscal 1994. Gross profit as a percentage of total net sales increased to 65.1% in fiscal 1995 from 62.5% in fiscal 1994 as a result of the pricing strategy described above partially offset by higher labor costs and lower overhead absorption due to the decline in pounds of candy sold.

    SELLING, GENERAL AND ADMINISTRATIVE. SG&A costs were $61.5 million in fiscal 1995, a decrease of $3.0 million, or 4.5%, from $64.5 million in fiscal 1994. The primary reason for the decrease was 28 fewer Company-operated stores open at the end of fiscal 1995 as compared to the end of fiscal 1996. As a percentage of total net sales, SG&A decreased to 53.3% in fiscal 1995 from 55.7% in fiscal 1994.

    EBITDA. As a result of the foregoing, EBITDA was $14.0 million in fiscal 1995, an increase of $5.3 million, or 60.6%, from $8.7 million in fiscal 1994. As a percentage of total net sales, EBITDA was 12.1% in fiscal 1995 as compared to 7.5% in fiscal 1994.

    OPERATING INCOME. Operating income was $3.3 million in fiscal 1995, an increase of $9.2 million from a loss of $5.9 million in fiscal 1994. The increase in operating income was primarily a result of higher EBITDA of $5.3 million and a reduction of depreciation and amortization expense of $3.2 million.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's liquidity requirements have arisen principally from various capital expenditures, seasonal and general working capital requirements and debt service obligations. The Company has satisfied these requirements during the past three fiscal years primarily with long-term and seasonal borrowings and cash generated by operating activities. During fiscal 1994, 1995 and 1996, the net cash generated (used) by the Company's operating activities was ($1.1) million, $4.6 million and $4.1 million, respectively.

    The Company's capital expenditures (including capital lease obligations) for fiscal 1994, 1995 and 1996 were $4.2 million, $2.6 million and $2.5 million, respectively. These expenditures related primarily to retail store development and renovation as well as the purchase of manufacturing and distribution equipment. Management expects that capital expenditures over the next twelve months will relate primarily to the remodeling of existing stores, the purchase of manufacturing and distribution equipment and improvements in the management information systems, and expects capital expenditures of $4.0 million for such period. The capital resources that are available will be adequate to cover the Company's anticipated capital requirements over the next twelve months.

    The Company has historically financed its seasonal working capital needs through bank borrowings. For fiscal 1996, average revolver borrowings under the Old Credit Facility were $7.0 million, with peak borrowings of $17.5 million. Inventories historically have represented the Company's most significant working capital requirement and inventory levels fluctuate significantly during the year. The Company's ratio of inventories to total net sales is typically highest during the fiscal fourth quarter when the Company experiences lower seasonal demand for its products and begins to build inventories for its key sales periods. See "-- Quarterly Results and Seasonality" and "Risk Factors -- Seasonality." Receivables have not been a material component of the Company's working capital because sales through Company-operated stores are made on a cash or credit card basis. As the Company continues to pursue a strategy to develop its Third-Party Retail business with grocery stores, drug stores and other independent retailers, all of which typically pay vendors on 45 to 60 day terms or longer and which often require large shipments in order to roll-out product simultaneously in several markets, the Company expects its working capital needs relating to inventory and receivables to increase.

    The consummation of the Transactions has resulted in a significant increase in the Company's entire debt over historical levels due to the issuance of the Notes and potential borrowings under the New Credit Facility. Pursuant to the terms of the New Credit Facility, the Company has the ability to borrow up to $20.0 million, on a revolving basis, for seasonal working capital and other corporate purposes, subject to certain terms and conditions. Loans under the New Credit Facility will bear interest at a rate based upon LIBOR or the lender's corporate base rate plus a negotiated margin. See "Description of New Credit

Facility." Based upon the Company's current level of operations and anticipated growth, management believes that available cash flow, together with available borrowings under the New Credit Facility, will be adequate to meet the Company's anticipated future requirements for capital expenditures, working capital and debt service obligations. The New Credit Facility will expire on July 1, 2000, and the Company will need to seek to extend or renew the New Credit Facility or obtain alternative financing to meet its seasonal working capital needs and other requirements. See "Risk Factors -- Restrictive Covenants; Term of New Credit Facility; Need for Seasonal Financing."

    Instruments governing the Company's indebtedness, including the New Credit Facility and the Indenture, contain financial and other covenants that restrict, among other things, the Company's ability to make investments, loans and advances, pay dividends and make certain other restricted payments, including as necessary for Holdings to satisfy its obligations, incur additional indebtedness, incur liens, merge or consolidate with any other person, sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company, consummate certain other asset sales and enter into certain transactions with affiliates. Such limitations, together with the highly leveraged nature of the Company, could limit corporate and operating activities, including the Company's ability to respond to market conditions, to provide for unanticipated capital expenditures or to take advantage of business opportunities. See "Risk Factors -- Restrictive Covenants; Term of New Credit Facility; Need for Seasonal Financing" and "Risk Factors -- Control and Capitalization of Holdings."

INFLATION

    Inflationary factors such as increases in the costs of ingredients, purchased product, labor and corporate overhead may adversely affect the Company's operating profit. In addition, store operating costs, including most of the Company's retail store leases which require the Company to pay additional rent based on a percentage of sales as well as taxes, insurance and maintenance expenses, are subject to inflation. Although the Company's results to date have not been significantly affected by inflation, there can be no assurance that a high rate of inflation in the future would not have an adverse effect on the Company and its operating results. See "Risk Factors -- Fluctuations in Cost of Sales and Impact on Pricing."

QUARTERLY RESULTS AND SEASONALITY

    The Company's sales and earnings are highly seasonal with the second and third fiscal quarters historically generating the highest sales and profits due to increased consumer demand during the Christmas, Valentine's Day and Easter holidays. The Company's sales generally have been lowest during the fourth quarter, reflecting reduced demand for the Company's products during the summer months and resulting in an operating loss in this period. In light of the seasonality of the Company's business, results for any interim period are not necessarily indicative of the results that may be realized for the full year. The Company's working capital requirements also fluctuate throughout the year based on the Company's inventories in anticipation of sales. Such inventory requirements generally are highest during the first four months of each fiscal year as the Company increases its raw material and other inventories to accommodate anticipated product sales for the Christmas, Valentine's Day and Easter holiday periods.

    The following table summarizes the total net sales and EBITDA of the Company by quarter for fiscal 1996 and each of the first three quarters of fiscal 1997.

                   FIRST QUARTER  SECOND QUARTER   THIRD QUARTER    FOURTH QUARTER    FIRST QUARTER   SECOND QUARTER
                       ENDED           ENDED           ENDED             ENDED            ENDED            ENDED
                   NOV. 25, 1995   FEB. 24, 1996    MAY 25, 1996   AUG. 31, 1996(1)   NOV. 30, 1996  MARCH 1, 1997(2)
                   -------------  ---------------  --------------  -----------------  -------------  -----------------
                                                         (DOLLARS IN THOUSANDS)
Net sales........    $  22,436       $  52,827       $   27,112        $  14,973        $  24,892        $  56,180
EBITDA...........          424          15,995            2,434           (3,656)           1,178           18,005

                    THIRD QUARTER
                        ENDED
                   MAY 31, 1997(2)
                   ---------------

Net sales........     $  25,905
EBITDA...........         2,104

-----------------

(1) The fourth quarter of fiscal 1996 consisted of 14 weeks. All other quarters presented above consisted of 13 weeks.

(2) Because of the timing of the 1997 Easter holiday, management estimates that total net sales of $1.4 million and EBITDA of $0.6 million attributable to 1997 Easter sales were realized during the second quarter of fiscal 1997. If Easter had occurred later in calendar year 1997, some or all of such total net sales and EBITDA would have been realized in the third quarter of fiscal 1997, and therefore, would not have been included in the second quarter of fiscal 1997. See "Selected Historical Financial Data."

                                    BUSINESS


    The Company is a manufacturer and retailer of quality boxed chocolates and other confectionery items. Founded in 1921, the Company sells its popular Fannie May and Fanny Farmer candies in 330 Company-operated stores and approximately 6,000 third-party retail outlets as well as through quantity order, mail order and fundraising programs primarily in the Midwestern and Eastern United States. Management believes that the Company's products are widely recognized for their quality, freshness and value, and that the Fannie May and Fanny Farmer brand names are among the strongest in the confectionery industry and offer significant opportunities for growth.


    In late fiscal 1994, the Company installed its current management team with the immediate goal of integrating the Fanny Farmer brand name and stores, which were acquired in fiscal 1992, into the Company's existing Fannie May operations. Since the arrival of the current management team, EBITDA has increased from $8.7 million in fiscal 1994 to $15.2 million for fiscal 1996. In fiscal 1996, operating income was $7.9 million as compared to a loss of $5.9 million in fiscal 1994. This increase of $13.8 million was due to the above-mentioned initiatives and a reduction in depreciation and amortization expense of $6.4 million. Management believes that the integration of Fannie May and Fanny Farmer has been principally completed, and, more recently, has turned its focus to growing sales and earnings by building on the Fannie May and Fanny Farmer brand names, increasing points of availability for the Company's branded products and pursuing certain initiatives designed to maintain and strengthen operating margins.

THE INDUSTRY


    The domestic candy industry is characterized by moderate long-term growth in consumer demand and the existence of strong national and regional brands. Based on a report distributed by an industry trade association, management believes that the per capita consumption of candy in the United States increased from approximately 18 pounds in 1987 to over 23 pounds in 1995, and total U.S. retail candy sales grew to $21 billion in 1996. Total sales in the boxed chocolate market were approximately $1.2 billion in 1995. Management believes that the boxed chocolate market can be divided into premium, mid-priced and low-priced segments. The Company competes primarily in the mid-priced segment in which products generally retail for between $10.00 and $18.00 and are commonly purchased for gift-giving occasions. Competition within this price tier is regional.


BUSINESS STRATEGY

    The Company's business strategy is to leverage the highly-regarded Fannie May and Fanny Farmer brand names, principally by strengthening and expanding its multi-channeled distribution network. To further this strategy, the Company has sought to (i) build on recent improvements in Company-operated store performance as measured by same store sales and overall profitability, (ii) increase product availability nationwide among third-party retailers by expanding existing and establishing new distribution channels and (iii) grow Non-Retail sales through enhanced product merchandising and database management. In addition, the Company plans to continue to strengthen operating margins through a variety of merchandising, production and logistical initiatives.


    CONTINUE IMPROVEMENT IN COMPANY-OPERATED RETAIL PERFORMANCE. The Company has 330 Fannie May and Fanny Farmer retail stores in 20 states. These Company-operated stores represent a mature, highly efficient and profitable distribution channel. The Company's retail store strategy is focused on (i) continuing to improve same store sales by enhancing merchandising, customer service, and product selection and (ii) reducing store operating costs, primarily by selectively closing unprofitable Fanny Farmer stores. Management believes that it has been successful in the execution of this strategy. For the period from fiscal 1994 through fiscal 1996, same store sales have increased each year at an average annual rate in excess of 2.6%, and store operating costs have declined by $3.4 million.

    INCREASE PRODUCT AVAILABILITY THROUGH THIRD-PARTY RETAIL PROGRAMS. The Company's several Third-Party Retail programs are designed to make its Fannie May and Fanny Farmer brands more readily available to customers in new and existing markets. Management has implemented a two-tiered distribution and pricing strategy to capitalize on the Company's strong brand names. Management's strategy is to position the Company's Third-Party Retail programs under the Fannie May brand at a higher retail price point for the specialty retail market while offering the Fanny Farmer brand at a lower retail price point more appropriate for the mass market. The Fannie May Third-Party Retail programs (i) service approximately 1,200 grocery, drug and variety stores in the greater Chicago metropolitan area, on a year-round basis, and (ii) target department stores, specialty shops and card and gift stores nationwide, during the Christmas, Valentine's Day and Easter seasons. The Fanny Farmer Third-Party Retail program sells to the mass market through approximately 5,000 grocery stores, drug stores and mass merchandisers nationwide, during the peak holiday seasons. Management believes that the Fannie May and Fanny Farmer Third-Party Retail programs provide the Company with significant potential for future sales growth by strategically increasing points of availability and brand awareness, especially during key selling periods, without significant capital expenditure. As a result of this strategy, the Company has increased sales through Third-Party Retail programs from $13.0 million in fiscal 1994 to $14.9 million for fiscal 1996.

    GROW NON-RETAIL SALES. The Company has developed several Non-Retail sales channels for its Fannie May and Fanny Farmer brands, including its (i) quantity order program, through which the Company markets its products to 43,000 organizations for corporate gift giving or member purchases, (ii) mail order program, which has a national circulation of over 2.1 million catalogs annually and a database of 345,000 customers, and (iii) fundraising program, in which product is sold to schools and non-profit organizations nationwide for resale to their supporters. Management believes that these channels provide potential future sales growth without the overhead traditionally associated with maintaining a retail store presence. The Company has increased sales through Non-Retail sales channels from $11.3 million in fiscal 1994 to $13.5 million for fiscal 1996.

    STRENGTHEN OPERATING MARGINS. Since 1994, the Company's new management team has implemented a coordinated pricing and merchandising strategy in order to increase the average dollar value of retail consumer transactions which, in conjunction with more efficient operations and lower overhead costs, has resulted in improved margins. From fiscal 1994 to fiscal 1996, the Company's gross margin improved from 62.5% to 65.1%. During this period, management also reduced selling, general and administrative expenses by $3.3 million, and raised EBITDA margins from 7.5% to 13.0%. Management's strategy is to continue to strengthen operating margins primarily by (i) pursuing innovative merchandising and packaging strategies, (ii) reducing production costs through process and productivity improvements and (iii) containing fulfillment and distribution costs while improving service to Company-operated stores, third-party retailers and consumers.

PRODUCTS

    The Company manufactures over three-quarters of the products it sells and maintains proprietary specifications for a significant amount of the confectionery product, such as seasonal novelties, that it purchases from other sources for resale. The Company's manufactured products include more than 125 items, including its best selling Pixie, Mint Meltaway and Trinidad lines. Products sourced from vendors for resale include assorted nuts, hard candy, novelties, ice cream and an extensive line of gift items. The Company believes that the superior quality and freshness of its products differentiates the Company from many other confectionery manufacturers. The Company relies on proven recipes, many dating back to the 1920s, for its traditional chocolates. Because the Company relies on freshness rather than preservatives to ensure a high-quality product, all items produced are date-stamped and it is the Company's policy to destroy products not sold within specified periods.

OPERATIONS

    MANUFACTURING AND PRODUCTION. All of the Company's manufacturing operations are located in its headquarters facility in Chicago, Illinois. The facility includes space for manufacturing, cold and dry storage and office and administrative functions.

    The production process is split functionally into cooking, enrobing and packaging. Each area is managed by one department head who in turn reports to the plant manager. Additional departmental detail is shown below.

    COOKING

    There are separate cooking areas in the Company's plant for its various products. Gas-fired copper kettles and steam-jacketed stainless steel kettles are used to cook ingredients to achieve the appropriate moisture level and flavor profile. The finished batches are further processed at the enrobers or in other areas of the plant.

    ENROBING

    Approximately 75% of the pounds of candy produced in the Company's plant pass through six enrobers ranging in size from 34 to 42 inches. The enrobers form batches of cooked candy into shapes and cover the candy with a variety of coatings, including milk chocolate, vanilla chocolate, liquor chocolate and pastel.

    PACKAGING

    Approximately 65% of the pounds produced at the Company's plant are hand-packed into boxes for sale through Company-Operated Retail or other distribution channels. The Company utilizes six packing lines with an average crew size of 21 packers to place the pieces of candy into distinctive white paper cups and then into boxes. The boxes are wrapped by automatic wrapping machines and placed into corrugated cartons for storage or shipment. Candy which is not packed in the factory is delivered on pans to Company-operated stores so that customers can select their own assortments.

    The Company's plant currently operates on a seasonal basis with the busiest seven-month period commencing after Labor Day and running through Easter. After Easter, the Company reduces production by approximately 20% until late summer. There is an annual two-week plant shutdown during the summer to allow for comprehensive maintenance and cleaning activities.

    WAREHOUSING AND DISTRIBUTION. In order to maintain product freshness and to ensure prompt deliveries, the Company maintains warehousing and distribution facilities in both Chicago, Illinois and Bensalem, Pennsylvania, which facilities have 112,000 and 17,000 square feet of warehousing and distribution space, respectively. These facilities maintain temperature and sanitation controls in order to protect the quality of the products. Employees generally fill orders daily to allow weekly deliveries to each of the Company-operated retail locations and on an "as needed" basis to others. The Company's fleet of 24 trucks is refrigerated in order to provide appropriate shipping conditions for pan candy, pre-boxed chocolates and necessary shop supplies. With the exception of all Florida locations and certain Minnesota and North and South Dakota locations, all shops typically are serviced by the Company's own fleet. All other sales channels are supplied via parcel service and selected common carriers and freight forwarding companies.

    SUPPLIERS AND PURCHASING. The Company's primary raw materials include chocolate coatings, nutmeats, natural sweeteners such as corn syrup and sugar, and fresh dairy products, including sweetened-condensed milk, high-butterfat cream and butter. The Company has long-standing relationships with its suppliers for each of these products to ensure quality, consistency and cost control. Written specifications are provided to the suppliers and certificates of analysis must accompany incoming shipments. Peter's

Chocolate Company ("Peter's Chocolate"), a division of Nestle Company, Inc., has been the Company's primary chocolate coating supplier for over 50 years and accounted for approximately one-half of the Company's chocolate purchases in fiscal 1996. Merckens Chocolate Company ("Merckens"), a division of ADM, also has been a leading supplier of chocolate coating to the Company for over 20 years, and accounted for approximately one-third of the Company's chocolate purchases in fiscal 1996. Management believes that the Company is one of the leading bulk customers of each of Peter's Chocolate and Merckens. The Company currently has short term (less than one year) supply agreements with Peter's Chocolate Company and Merckens Chocolate Company. All chocolate coatings prepared for the Company are proprietary and are produced according to the Company's recipes. All other raw materials are provided by multiple suppliers that meet the Company's specifications for quality and price. The Company believes that its substantial volume requirements and long-standing relationships provide leverage to obtain favorable pricing and terms from many of its suppliers. In addition, the Company continues efforts to certify other suppliers of key ingredients in order to improve vendor performance. See "Risk Factors -- Fluctuations in Cost of Sales and Impact on Pricing."

MARKETING AND SALES

    The Company sells its candy products through three channels: (i) Company-Operated Retail, (ii) Third-Party Retail and (iii) Non-Retail.

    COMPANY-OPERATED RETAIL. As of May 31, 1997, the Company operated 225 Fannie May stores and 105 Fanny Farmer stores. In fiscal 1996, this sales channel accounted for $88.9 million, or 75.8%, of the Company's total net sales; however, other sales channels are growing and have become an increasingly important element of the Company's ongoing business strategy. While Fannie May and Fanny Farmer stores co-exist in certain states, such stores generally do not compete in the same local markets. Fannie May stores are found in strip centers and shopping malls or as street front units and stand-alone roadside sites. Fanny Farmer stores typically are located in shopping malls.

    As of May 31, 1997, the Company's stores were located in 20 states and the District of Columbia as follows:

STATE                                                                       FANNIE MAY       FANNY FARMER      TOTAL STORES
------------------------------------------------------------------------  ---------------  -----------------  ---------------
Illinois................................................................           150                --               150
Minnesota...............................................................             4                24                28
New York................................................................            --                24                24
Indiana.................................................................            22                 1                23
Michigan................................................................             8                12                20
Florida.................................................................            11                 6                17
Wisconsin...............................................................             6                11                17
Massachusetts...........................................................            --                 9                 9
Pennsylvania............................................................             6                 1                 7
Missouri................................................................             8                --                 8
Iowa....................................................................             2                 4                 6
Virginia................................................................             4                --                 4
Ohio....................................................................            --                 4                 4
North Dakota............................................................            --                 3                 3
New Hampshire...........................................................            --                 2                 2
Maryland................................................................             2                --                 2
Rhode Island............................................................            --                 2                 2
New Jersey..............................................................             1                --                 1
District of Columbia....................................................             1                --                 1
South Dakota............................................................            --                 1                 1
Maine...................................................................            --                 1                 1
                                                                                   ---               ---               ---
    Total...............................................................           225               105               330
                                                                                   ---               ---               ---
                                                                                   ---               ---               ---

    The Company owns 33 Fannie May stores. These stores typically are located in stand-alone roadside structures and tend to be among the Company's highest grossing sales locations. The Company's leased stores are in the following locations: 158 in shopping malls, 81 in strip centers, 42 in street-front units and 16 in other locations. Lease terms and rates vary by location with the typical lease providing a five-year term with a minimum base rent plus additional rent based on a percentage of sales and common area charges. Historically, the Company has been able to renew its store leases upon expiration.

    Store sizes, including both leased and Company-owned stores, generally range from 600 square feet mall locations to 2,900 square feet stand-alone roadside locations, with an average store size of approximately 824 square feet. Company-operated stores typically are open seven days per week and employ six to ten people, including a full-time manager and several part-time employees. Employees are trained to provide customers with customized selections and to weigh and price each purchase accordingly. Customers are served primarily by store staff, although many of the larger stores also have a self-service section with prepacked boxes. The Company maintains tight control over each store's design, signage and layout to maintain consistency among all Fannie May and Fanny Farmer stores.

    Company-operated store openings and closings for fiscal 1994, 1995 and 1996 and the thirty-nine weeks ended May 31, 1997 are set forth below.

                                                                                FISCAL YEARS ENDED
                                                                 -------------------------------------------------
                                                                 AUGUST 31, 1994  AUGUST 26, 1995  AUGUST 31, 1996
                                                                 ---------------  ---------------  ---------------
OPENINGS:
  Fannie May...................................................             8                7                4
  Fanny Farmer.................................................             4                5                0
                                                                           --               --               --
    Total......................................................            12               12                4
                                                                           --               --               --
                                                                           --               --               --

CLOSINGS:
  Fannie May...................................................            23               10                7
  Fanny Farmer.................................................            22               30               29
                                                                           --               --               --
    Total......................................................            45               40               36
                                                                           --               --               --
                                                                           --               --               --

                                                                 THIRTY-NINE WEEKS
                                                                   ENDED MAY 31,
                                                                       1997
                                                                 -----------------
OPENINGS:
  Fannie May...................................................             10
  Fanny Farmer.................................................              0
                                                                            --
    Total......................................................             10
                                                                            --
                                                                            --
CLOSINGS:
  Fannie May...................................................             10
  Fanny Farmer.................................................             10
                                                                            --
    Total......................................................             20
                                                                            --
                                                                            --

    Since fiscal 1994, the Company has opened 38 new stores and closed 141 stores, most of which were unprofitable. The majority of the closed stores had been acquired by the Company in fiscal 1992 as part of its acquisition of the Fanny Farmer brand name and selected assets. As a result of management's efforts to improve Company-operated retail store performance and to eliminate weaker store locations, same store sales increased 4.5%, 3.4%, 2.6% and 4.8% in fiscal 1994, 1995, 1996 and the thirty-nine week period ended May 31, 1997, respectively, and store operating costs decreased 7.2% during the period from fiscal 1994 through fiscal 1996.

    Management plans to continue its emphasis on improving store mix rather than store expansion for the near future, and, over the next four fiscal years, intends to open approximately 14 new stores and close approximately 40 additional unprofitable stores upon expiration of their respective lease terms.

    THIRD-PARTY RETAIL. Through its Third-Party Retail channel, the Company markets its products to grocery stores, drug stores, department stores and other variety stores through its frozen fresh, specialty market and mass market programs. These programs are designed to make its Fannie May and Fanny Farmer branded products more readily available to consumers in new and existing markets. Within the mid-priced segment of the boxed chocolate market, management has implemented a two-tiered distribution and pricing strategy to differentiate the Company's strong brand names. The Company utilizes the Fannie May brand for its higher price point frozen fresh and specialty market programs and has positioned the Fanny Farmer brand at a lower price point for the mass market.

    Under the frozen fresh program, the Company distributes frozen products to higher price point retailers who then maintain the products in freezer display cases. The Company initiated the frozen fresh program under the Fannie May brand name in the early 1950's as a way to market a limited number of its best-selling assortments through independent retailers on a year-round basis. The Company has approximately 1,200 frozen fresh accounts, the vast majority of which are in the greater Chicago metropolitan area and include stores operated by Osco Drug, Dominick's and Walgreen (which collectively account for over 65% of the Company's frozen fresh candy sales). These accounts generally purchase Fannie May branded products from the Company at wholesale prices and mark-up the product to prices comparable to those for products sold in Company-operated stores. Management believes that additional growth in the frozen fresh format is obtainable by expanding product offerings and improving point of sale merchandising. For fiscal 1996, frozen fresh sales accounted for $13.3 million, or 11.3%, of total net sales.

    In fiscal 1996, the Company established a national mass market program under the Fanny Farmer brand name. This wholesale program is targeted to grocery stores, drug stores and mass merchandisers, with product availability limited to the peak selling seasons of Christmas, Valentine's Day and Easter. The terms of sale are similar to those terms given to frozen fresh accounts, but the products for this program are selected and packaged to meet lower price points typical of the mass market. The Company has obtained approximately 5,000 outlets, operated mostly by retail chains, under this program. For fiscal 1996, mass market sales accounted for $1.6 million, or 1.4%, of total net sales.

    In fiscal 1997, the Company announced the roll-out of its specialty markets program through which it will market nationally under the Fannie May brand name to department stores, card and gift stores and direct mail catalog companies. The product line for this program, which consists of a variety of boxed and novelty items, is intended to meet unfulfilled consumer demand in the mid-priced segment of the specialty market. This product line will be positioned at higher price points and sold only during the peak seasons of Christmas, Valentine's Day and Easter. Management expects that initial revenues will be realized during the 1997 Christmas season.

    NON-RETAIL. The Company's Non-Retail channel consists of quantity order, fundraising and mail order catalog programs. Under the quantity order program, companies and organizations buy large amounts of prepackaged candy for gift-giving purposes or consolidate individual orders from employees or members in order to obtain discount pricing. Under this program, the Company is responsible for all of the administrative details and timely delivery of product. Historically, the Company has found a high level of repeat sales in this segment, as quantity order customers tend to renew or expand on their prior year's order. The Company's current active quantity order database includes approximately 43,000 customers. The quantity order program is available year-round, but peaks in activity during the Christmas, Valentine's Day and Easter holidays. A quantity order catalog is distributed at the beginning of each fiscal year and prior to each holiday season. The Company has also targeted fundraising organizations, including over 90,000 schools throughout the United States, for its product offerings. The Company's fundraising sales are primarily through, and highly dependent upon, an independent national distributor. For fiscal 1996, quantity order and fundraising sales accounted for $8.2 million, or 7.0%, of total net sales.

    In addition, the Company sells its products through a mail order program. In fiscal 1996, approximately 136,000 orders were placed, with an average transaction value of approximately $42.50. While this program was established in 1985, mail order sales have been particularly strong in recent years, growing at an average annual rate of 14.7% since fiscal 1994. This growth, which corresponds with the arrival of the current management team, is the result of improved product selection and catalog presentation as well as more effective database management. The Company sends both Fannie May and Fanny Farmer mail order catalogs to over 345,000 established and prospective customers during key selling seasons. Mail order catalogs are also made available to the general public through Company-operated retail stores. Management believes that growth potential exists in mail order sales through (i) improved targeted mailings for holiday seasons, (ii) purchasing additional customer lists and (iii) increasing promotion of overnight delivery services. For fiscal 1996, mail order sales accounted for $5.3 million, or 4.5%, of total net sales.

COMPETITION

    The Company generally competes in the quality boxed chocolate market, which management believes can be divided into premium, mid-priced and low-priced segments. The low-priced segment, which represents the largest share of the boxed chocolate market, is generally comprised of products retailing for less than $10.00, which management believes usually are of lower quality than other boxed chocolates. The primary competitor in this market is Russell Stover Candies, Inc. which sells under the Whitman's Chocolates and Russell Stover brand names and competes primarily on price for sales to grocery stores, drug stores and discount stores.

    The mid-priced segment is generally comprised of those chocolates which retail for between $10.00 and $18.00. The Company believes that it competes primarily in the mid-priced segment though it also competes against Russell Stover Candies and other lower-priced suppliers in certain distribution channels. See's Candies, a subsidiary of Berkshire Hathaway Inc., is believed by management to be the largest participant in the mid-priced segment, with fiscal 1996 sales of $248.9 million. Although Company-operated stores do not compete directly with See's Candies stores, which are located primarily west of the Rocky Mountains, Company-operated stores do compete indirectly with certain mail order and corporate gift programs which See's Candies markets nationally. The Company's competitors in the mid-priced segment are primarily local confectionery companies against whom the Company competes through Company-operated stores on the basis of price and quality.



    The premium segment is generally comprised of expensive chocolates retailing in excess of $18.00. The leading participant in this segment is Godiva Chocolatier, Inc., a subsidiary of the Campbell Soup Company. Other brands in this market include Perugina, Tobler and Lindt. Most of these chocolates are imported from abroad and, despite their high prices, management does not believe that such brands provide the same freshness as the Company's chocolates. The Company competes in the premium segment on the basis of quality and packaging primarily through Third-Party Retail sales of its Fannie May branded products in department stores.


    The Company also competes with manufacturers, distributors and retailers of other snack food products, including cookies, ice cream and coffee, as well as with gift manufacturers, distributors and retailers, such as florists and card and gift shops, that offer products at price points comparable to those of the Company's products. See "Risk Factors -- Substantial Competition."

EMPLOYEES

    As of May 31, 1997, the Company employed approximately 2,244 people of which 1,246 worked in Fannie May stores, 482 worked in Fanny Farmer stores and the remainder primarily worked in the Chicago manufacturing, distribution and headquarters facilities. Of the total number of employees, 120 were salaried and the remainder, including all store personnel, were compensated on an hourly basis. Typically, the number of employees increases by approximately 500 (many of whom work part-time in Company-operated retail stores) during periods of high seasonal retail demand in the Company's second and third fiscal quarters. As of May 31, 1997, over one-half of the hourly store personnel were employed on a part-time basis. Management believes that the hourly store personnel represent a relatively well-trained and stable base of employees, with many averaging several years of tenure with the Company. As of May 31, 1997, approximately 800 of the Company's employees were members of one of the various labor unions that represent Company employees. The Company currently is subject to eight collective bargaining agreements, all of which expire on or before June 30, 2000. Management generally considers its employee relations to be good. See "Risk Factors -- Dependence on Key Personnel; Labor Relations."

PROPERTIES

    As of May 31, 1997, the Company operated 225 Fannie May stores and 105 Fanny Farmer stores. Of the 225 Fannie May stores, 33 are owned by the Company and 192 are leased by the Company. See "Description of New Credit Facility." The Company leases all 105 of its Fanny Farmer stores.

    Within five years following May 31, 1997, approximately 90% of the Company's retail store leases are due to expire. The Company believes that it will be able to renew expiring leases at reasonable rates in the future, but there can be no assurances that it will be able to do so. See "Risk Factors -- Other Factors Affecting Sales and Profitability."

    In addition to its Company-operated stores, the Company has three other principal properties: an approximately 320,000 square foot manufacturing, storage and headquarters facility that the Company owns in Chicago, Illinois; an approximately 112,000 square foot warehouse and distribution facility that the Company leases in Chicago, Illinois; and an approximately 17,000 square foot warehouse and distribution facility that the Company owns in Bensalem, Pennsylvania. At the Chicago manufacturing and headquarters facility, approximately 162,000 square feet are used for manufacturing, 118,000 square feet for cold and dry storage and 40,000 square feet for office and administrative functions. The lease of the Chicago warehouse and distribution facility expires in June 2000. Management believes that substantially all of the Company's property and equipment is in good condition and that it has sufficient capacity to meet its current manufacturing and distribution requirements. See "Description of New Notes -- Collateral."

INTELLECTUAL PROPERTY

    The Company owns numerous trademarks in the United States. The names Fannie May and Fanny Farmer and certain product names, including Pixie and Trinidad, are registered trademarks of the Company. The Company's trademarks are of material importance to the Company. Trademarks generally are valid as long as they are in use and/or their registrations are properly maintained and provided that such trademarks have not been found to have become generic. See "Description of New Notes -- Collateral."

LEGAL PROCEEDINGS

    From time to time, the Company is involved in routine litigation incidental to its business. The Company is not a party to any pending or threatened legal proceeding which would have a material adverse effect on the Company's results of operations or financial condition.

                                   MANAGEMENT

DIRECTORS AND MANAGEMENT EMPLOYEES

    The following table and summary below set forth certain information with respect to the directors and management employees of the Company as of the date of this Prospectus.

NAME                                              AGE      POSITION WITH THE COMPANY
--------------------------------------------      ---      --------------------------------------------------------------
Thomas H. Quinn.............................          50   Chairman of the Board and Chief Executive Officer*
Ted A. Shepherd.............................          38   President and Chief Operating Officer*
Donna M. Snopek.............................          38   Vice President -- Finance and Accounting and Secretary*
Alan W. Petrik..............................          44   Vice President -- Operations
Michael A. Perrino..........................          43   Vice President -- Specialty Division
Ricky L. Lelli..............................          45   Vice President -- Manufacturing
John W. Jordan II...........................          49   Director*
Adam E. Max.................................          39   Director, Vice President, Assistant Treasurer and Assistant
                                                             Secretary*
Jeffrey Rosen...............................          48   Director*
Robert A. Schmitz...........................          56   Director*

---------------

*   Reflects positions held with both Holdings and the Company.

    MR. QUINN has served as Chairman of the Board and Chief Executive Officer of the Company since its acquisition by Holdings in 1991. Since 1988, Mr. Quinn has been President, Chief Operating Officer and a director of Jordan Industries, Inc., a diversified industrial holding company affiliated with TJC. Mr. Quinn is the Chairman of the Board and Chief Executive Officer of American Safety Razor Company, a director of AmeriKing, Inc. and a director of other privately held companies.

    MR. SHEPHERD has served as President and Chief Operating Officer of the Company since 1996. Mr. Shepherd joined the Company in December 1993 as Vice President of the Specialty Division and was named Vice President of Sales and Marketing in 1995. Mr. Shepherd has over 15 years of general management, sales and marketing experience in the confectionery industry. Prior to joining the Company, Mr. Shepherd worked for 11 years at Mars, Incorporated and affiliated entities, where he held a variety of sales, marketing and general management positions.

    MS. SNOPEK has served as Vice President of Finance and Accounting of the Company since 1996 and as Secretary of the Company since 1995. Ms. Snopek joined the Company in 1993 as Controller. Ms. Snopek has over 17 years experience in various finance and accounting positions. Prior to joining the Company, Ms. Snopek worked for the NutraSweet Company, where she served as Planning and Analysis Director.

    MR. PETRIK has served as Vice President of Operations of the Company since 1996. Mr. Petrik has been with the Company for 17 years and has held various senior management positions with the Company, including Vice President of Manufacturing.

    MR. PERRINO has served as Vice President of the Specialty Division of the Company since joining the Company in January 1997. Mr. Perrino has over 17 years of sales and marketing experience in the consumer products industry. Prior to joining the Company, Mr. Perrino worked for Weaver Popcorn Company as Senior Manager, Concession Snack and Retail Business.

    MR. LELLI has served as Vice President of Manufacturing of the Company since 1997. Mr. Lelli joined the Company in 1994 as Director of Manufacturing. Mr. Lelli has over 21 years of experience in the food processing industry. Prior to joining the Company, Mr. Lelli worked for five years at The Masterson Company, a confectionery company, where he served as Vice President of Manufacturing.

    MR. JORDAN has served as Director of the Company since its acquisition by Holdings in 1991. Mr. Jordan is a managing partner of The Jordan Company, a private merchant banking firm which he founded in 1982. Mr. Jordan is also a director of Jordan Industries, Inc., American Safety Razor Company, Carmike Cinemas, Inc., AmeriKing, Inc., Winning Ways, Inc., Motor and Gears, Inc., Rockshox, Inc. and Apparel Ventures, Inc., all of which are affiliates of TJC, as well as other privately-held companies.

    MR. MAX has served as Director of the Company since its acquisition by Holdings in 1991. Mr. Max is a principal of The Jordan Company, which he joined in 1986. Mr. Max is also a director of Rockshox, Inc. and Great American Cookie Company, Inc.

    MR. ROSEN has recently been designated by the TCW Investors to serve as a Director of the Company. Mr. Rosen is a partner in the law firm of O'Melveny & Meyers LLP, counsel for TCW Capital.

    MR. SCHMITZ has been designated by the TCW Investors as a Director of the Company and has served as such since 1994. Mr. Schmitz is President of Quest Capital Ltd. and a director of several privately held companies which are affiliates of TCW Capital. Mr. Schmitz was formerly a director of Trust Company of the West and TCW Capital.

SHAREHOLDERS AGREEMENT

    In connection with the formation of Holdings and its acquisition of the Company in 1991, the Company, Holdings, the TJC Investors, the TCW Investors, Jackson National Life Insurance Company and certain individuals listed on the signature pages thereto as members of the Jordan Group entered into a shareholders agreement dated as of October 30, 1991 (the "Shareholders Agreement") which contains provisions relating to the governance of the Company and Holdings.

    The Shareholders Agreement contains certain governance provisions which, among other things, provide for the election to each of the Company's and Holdings' Boards of Directors of three directors nominated by the TJC Investors and two directors nominated by the TCW Investors. Messrs. Jordan, Quinn and Max are the directors nominated by the TJC Investors and Messrs. Rosen and Schmitz are the directors nominated by the TCW Investors. See "Capitalization of Holdings" and "Principal Stockholders."

BOARD OF DIRECTORS -- INDEMNIFICATION AND COMPENSATION

    INDEMNIFICATION. The Company's By-Laws authorize the Company to indemnify its present and former directors and officers and to pay or reimburse expenses for such individuals in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of such individuals to repay such amounts if so required.

    INDEMNIFICATION AGREEMENTS. Simultaneously with the consummation of the Offering, the Company entered into a separate indemnification agreement with each of its directors and officers. These indemnification agreements provide that the Company will indemnify its directors and officers against certain liabilities (including settlements) and expenses actually and reasonably incurred by them in connection with any threatened or pending legal action, proceeding or investigation (other than actions brought by or in the right of the Company) to which any of them is, or is threatened to be, made a party by reason of their status as a director, officer or agent of the Company, or serving at the request of the Company in any other capacity for or on behalf of the Company; provided that (i) such director or officer acted in good faith and in a manner not opposed to the best interest of the Company, (ii) with respect to any criminal proceedings, such director or officer had no reasonable cause to believe his or her conduct was unlawful, (iii) such director or officer is not finally adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company, unless the court views in light of the circumstances the director or officer is nevertheless entitled to indemnification and (iv) the indemnification does not relate to any liability arising under Section 16(b) of the Exchange Act or the rules or regulations promulgated thereunder. With respect to any action brought by or in the right of the Company, directors and officers may also be indemnified, to the extent not prohibited by applicable laws or as determined by a court of competent jurisdiction, against costs and expenses actually and reasonably incurred by them in connection with such action if they acted in good faith and in the best interest of the Company.

    Insofar as indemnification of liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the Company's By-laws, the indemnification agreements, or otherwise, such indemnification may be unenforceable as being against public policy.

    DIRECTOR COMPENSATION. The Company pays each director a quarterly fee of $2,500. In fiscal 1996, Mr. Quinn also was paid a $52,000 consulting fee by the Company. See "Certain Transactions -- Director's Consulting Fee and TCW Investors' Expense Reimbursement." The Company also reimburses directors for their travel and other expenses incurred in connection with attending meetings of the Board of Directors.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth certain information regarding compensation paid or accrued by the Company during each of the three most recent fiscal years to the Company's chief executive officer and each of the executive officers of the Company whose total annual salary and bonus for each of such fiscal years exceeded $100,000 (collectively, the "Named Executives").

                           SUMMARY COMPENSATION TABLE

                                                                                                           LONG-TERM
                                                                                                         COMPENSATION
                                                                         ANNUAL COMPENSATION                AWARDS
                                                                -------------------------------------  -----------------
                                                                                        OTHER ANNUAL      SECURITIES
                     NAME AND                                                           COMPENSATION    UNDERLYING SARS
                PRINCIPAL POSITION                     YEAR     SALARY ($)  BONUS ($)        ($)              (#)
---------------------------------------------------  ---------  ----------  ----------  -------------  -----------------
Thomas H. Quinn,                                          1996          --          --   $    52,000(1)            --
  Chairman of the Board and Chief Executive Officer       1995          --          --        52,000(1)            --
                                                          1994          --          --        52,000(1)            --
Ted A. Shepherd,                                          1996  $  200,163  $  101,491            --            7.00
  President and Chief Operating Officer (2)               1995     179,999      10,000            --              --
                                                          1994     122,379      15,000            --            3.00
Donna M. Snopek,                                          1996      93,500      24,310            --            3.00
  Vice President -- Finance and Accounting and            1995      83,334      10,000            --              --
  Secretary (3)                                           1994      62,154      12,000            --              --
Joseph S. Secker,                                         1996     194,667      71,456            --              --
  Chief Financial Officer (4)                             1995     187,000           0            --              --
                                                          1994     170,000      40,000            --              --

------------

(1) Reflects a consulting fee the Company paid Mr. Quinn in each of fiscal 1996, 1995 and 1994 in lieu of salary. See "Certain Transactions -- Director's Consulting Fee and TCW Investors' Expense Reimbursement."

(2) Reflects position held by Mr. Shepherd since March, 1996. In fiscal 1995, Mr. Shepherd served as Vice President of Sales and Marketing. In fiscal 1994, he served as Vice President of the Specialty Division.

(3) Reflects position currently held by Ms. Snopek. During fiscal 1996, 1995 and 1994, Ms. Snopek served as Vice President-Controller of the Company. Ms. Snopek has served as Secretary of the Company since fiscal 1995.

(4) Mr. Secker was the Chief Financial Officer of the Company during each of fiscal 1996, 1995 and 1994. Mr. Secker resigned from the Company following the end of fiscal 1996. In connection with his resignation from the Company, Mr. Secker received in November 1996 a payment equal to $100,000 in consideration for the cancellation of 5.264 SARs previously granted to him.

HOLDINGS' STOCK APPRECIATION RIGHTS PLAN

    The Fannie May Holdings, Inc. Stock Appreciation Rights Plan (the "Plan") was adopted by the Board of Directors of Holdings in October, 1991 to afford selected employees of Holdings and its subsidiaries, including the Company, an opportunity to participate in the potential economic appreciation of Holdings' consolidated common stock equity value. A total of 52.75 stock appreciation rights ("SARs") are authorized for grant under the Plan representing the economic equivalent of 52.75 shares, or 5.0%, of Holdings Common Stock, on a fully diluted basis. As of May 31, 1997, 40 SARs were outstanding under the Plan, with 28 SARs issued to current employees of the Company and the balance held by former employees.

    The Plan is administered under the direction of the Board of Directors of Holdings. The Board selects the employees to receive SARs and the number of SARs subject to each such grant and determines the exercise or vesting schedule for each SAR granted. Pursuant to the Plan, each SAR entitles the holder to surrender all or a portion thereof to Holdings upon the occurrence of any Cash Out Event (as defined in the Plan) for a payment in an amount based upon the value of one share of Holdings Common Stock, or a percentage thereof, determined with reference to the applicable Cash Out Event. In certain cases, all such payments may be deferred if Holdings is not permitted to pay the same by the governing debt documents. The Plan generally defines a Cash Out Event to include
(i) certain public offerings of Holdings Common Stock, (ii) any merger, combination, consolidation or similar transaction involving Holdings in which the holders of a majority of the outstanding Holdings Common Stock immediately prior to such transaction are not the holders of a majority of the ordinary voting securities of the entity surviving such transaction, (iii) the sale of all or substantially all of the assets of Holdings or (iv) the sale of a majority of Holdings Common Stock. The Plan provides that in the event the employment of any holder of an SAR terminates for (i) Cause (as defined in the Plan) at any time or (ii) any other reason except death or disability within a prescribed period (the "Vesting Period") following the grant of the subject SAR, then all of such holder's rights in such SAR shall automatically terminate. The Plan further provides that upon any termination of any SAR holder's employment following the Vesting Period, such holder's SARs shall be subject to repurchase by Holdings at the option of either Holdings or the holder. The price payable by Holdings in connection with any such repurchase is the amount by which the value of the SAR (determined by reference to certain book value and earnings measures established by the Plan) exceeds a prescribed dollar amount. At the Company's option, such repurchase amounts may be paid by a note payable over three years.

                           SAR GRANTS IN FISCAL 1996

    The following table sets forth certain information with respect to SAR grants made to the Named Executives for the fiscal year ended August 31, 1996.

                                                NUMBER OF      PERCENT OF TOTAL                                    GRANT DATE
                                               SECURITIES       SARS GRANTED TO                                     PRESENT
                                             UNDERLYING SARS  EMPLOYEES IN FISCAL   EXERCISE PRICE    EXPIRATION     VALUE
NAME                                           GRANTED (2)         YEAR (3)             ($/SH)           DATE        ($)(4)
-------------------------------------------  ---------------  -------------------  -----------------  -----------  ----------
Thomas H. Quinn (1)........................            --                 --                  --              --           --
Ted A. Shepherd............................          7.00               43.7%          $       0            None           $0
Donna M. Snopek............................          3.00               18.7                   0            None            0

------------

(1) Does not include shares of Holdings Common Stock which Mr. Quinn holds directly or beneficially.

(2) Each SAR is exercisable only upon the occurrence of a Cash Out Event (as defined in the Plan).

(3) An aggregate of 16.00 SARs were granted to four Company employees during the fiscal year ended August 31, 1996.

(4) Grant date present value is calculated based on the formulation specified in the SAR agreements of the respective Named Executives.

AGGREGATED SAR EXERCISES IN FISCAL YEAR 1996 AND 1996 FISCAL YEAR-END SAR VALUES

                                                                                NUMBER OF
                                                                               SECURITIES
                                                                               UNDERLYING
                                                                           UNEXERCISED SARS AT  VALUE OF UNEXERCISED IN-THE-
                                                                            FISCAL YEAR-END,     MONEY SARS AT FISCAL YEAR-
                                      SHARES ACQUIRED                         EXERCISABLE/                  END,
                                        ON EXERCISE      VALUE REALIZED       UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE (#)
NAME                                      (#)(1)               ($)               (#)(2)                      (3)
-----------------------------------  -----------------  -----------------  -------------------  -----------------------------
Thomas H. Quinn (1)................             --                 --                 0/0              $          0/$0
Ted A. Shepherd....................             --                 --             0/10.00                          0/0
Donna M. Snopek....................             --                 --              0/3.00                          0/0

------------

(1) No SARs were exercised during the fiscal year ended August 31, 1996.

(2) Each SAR is exercisable only upon the occurrence of a Cash Out Event (as defined in the Plan).

(3) Based on the formulation specified in the SAR agreements of the respective Named Executives. The actual amount payable upon exercise of an SAR is subject to and not determinable until the occurrence of a Cash Out Event.

BENEFIT PLANS

    The Company sponsors two noncontributory defined benefit pension plans, one for eligible collective bargaining employees and one for eligible non-collective bargaining employees (collectively, the "Pension Plans"). An employee of the Company is generally eligible to become a participant in the applicable Pension Plan upon attaining age 21 and completing a 12-month period of service to the Company. Participants become vested in their accrued benefits under the applicable Pension Plan based on a three to seven year graded vesting schedule at the rate of 20% per year after three years of "Vesting Service" as defined in the Pension Plans. The Company makes annual contributions to the Pension Plans in amounts determined by the actuary for the Pension Plans.

    The normal retirement age under the Pension Plans is the later of age 65 or the fifth anniversary of participation for participants who enter the Plan on or after September 1, 1988 and age 65 for participants who enter the Plan before September 1, 1988. A reduced early retirement benefit is available when a participant has attained age 55 and completed at least ten years of Vesting Service. A participant's accrued annual benefit under the applicable Pension Plan, starting at age 65, is the sum of (a) his accrued annual benefit, if any, as of August 31, 1992 and (b) one-half of one percent of the compensation (as defined) paid to the participant during each year of "Credited Service" (as defined in the Pension Plans) after August 31, 1992. Compensation is generally defined in the Pension Plans as the total cash remuneration paid for the 12 months ending August 31 of each year, and is limited by federal law to $150,000 per year (as adjusted for cost-of-living increases).

    The estimated annual benefits payable to the Named Executives under the Pension Plans upon retirement at normal retirement age, assuming continuous service and constant salary to normal retirement date, is approximately $36,000, in aggregate.

                           CAPITALIZATION OF HOLDINGS

GENERAL

    Holdings, which owns all of the issued and outstanding capital stock of the Company, has four classes of outstanding common stock and three series of outstanding preferred stock.

COMMON STOCK

    Holdings has the following four classes of authorized common stock: Class A Common Stock, Class B Common Stock, Class C Common Stock and Class D Common Stock (collectively, "Holdings Common Stock").

    Upon a liquidation or dissolution of Holdings, all classes of Holdings Common Stock will rank pari passu in terms of distribution preferences. In the event of an initial public offering of common stock by Holdings, all outstanding shares of Class B Common Stock, Class C Common Stock and Class D Common Stock automatically will be converted into an equal number of shares of Class A Common Stock.

    With respect to voting rights, the Class B Common Stock is non-voting (except as provided by law) while each of the other classes of common stock has one vote per share for the election of directors and all other corporate matters, except as follows: (i) the holders of Class C Common Stock, as a class, subject to the rights of holders of Senior Preferred Stock and Class D Common Stock described below, may elect a director with 51% of the voting power of the Board of Directors; (ii) upon the occurrence of a Triggering Event (unless the holders of Senior Preferred Stock have elected a director who is entitled to exercise 51% of the voting power of the Board of Directors because of a failure to make a dividend payment or a mandatory redemption payment (whether or not such payment is legally permissible) due on the Senior Preferred Stock), the holders of the Class D Common Stock, voting separately as a class, have the right to elect an additional director and such director shall have 51% of the voting power of the Board of Directors; and (iii) certain events, such as amendments to the Certificate of Incorporation or By-laws which adversely affect holders rights and certain merger and consolidation transactions, require the approval of a majority of holders of each class voting separately as a class. The TJC Investors hold Class A Common Stock and all of the Class C Common Stock and the TCW Investors hold Class A Common Stock and all of the Class D Common Stock. No Class B Common Stock is currently outstanding. See "Principal Stockholders."

    The Shareholders Agreement provides, among other things, that: (i) the composition of the Board of Directors of Holdings and the Company shall be identical; (ii) the number of directors of Holdings and the Company shall be five, with the TJC Investors nominating three directors and the TCW Investors nominating two directors; (iii) upon the occurrence of a Triggering Event (unless the TCW Investors as holders of the Class D Common Stock have already elected their director with 51% of the voting power of the Board of Directors), Holdings shall not (a) enter into any transaction of merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself, (b) convey, sell, lease, transfer or otherwise dispose of in a transaction or related series of transactions 25% or more of the property, business or assets of Holdings and its Subsidiaries, (c) acquire by purchase or otherwise the business or any assets of, or stock or other evidences of beneficial ownership of, any Person with a purchase price in excess of 20% of the then net worth of Holdings and its Subsidiaries or (d) without the approval of 60% of the outstanding common stock (other than the Class B), issue certain issuances of equity securities or redemptions of equity shares; (iv) without the approval of a director nominated by the TCW Investors, neither Holdings nor any of its Subsidiaries shall (a) make any amendment to the certificate of incorporation or by-laws or (b) enter into any transaction with any affiliate which may adversely affect the TCW Investors, except for transactions entered into in the ordinary course of business in good faith and on fair and reasonable terms no less favorable to Holdings than Holdings would be able to obtain in a comparable arm's-length transaction with a third party; (v) for pre-emptive rights; and (vi) restrictions on transfers of shares. See "Management -- Shareholders Agreement", "Principal Stockholders" and "-- Securities Purchase Agreement."

PREFERRED STOCK

    Holdings has the following three series of preferred stock: Senior Preferred Stock, Junior Class A PIK Preferred Stock ("Class A Preferred Stock") and Junior Class B PIK Preferred Stock ("Class B Preferred Stock").

    The Senior Preferred Stock, which was issued in 1991 in the original face amount of $10.0 million to the former shareholders of the Company in connection with Holdings' acquisition of the Company, has the following rights and preferences: (i) cumulative dividends at the annual rate of 5% ($500.00 per share) are payable on the last business day of August in each year and, at the option of Holdings, 50% of any dividend may be payable in kind (with in kind shares valued at $10,000 per share); (ii) upon liquidation or dissolution, the Senior Preferred Stock has preference (valued at $10,000 per share) over all classes of Holdings Common Stock and the Class A Preferred Stock and Class B Preferred Stock; (iii) shares are subject to optional redemption at any time at the Company's option at a price of $10,000 per share plus accrued and unpaid dividends; and (iv) shares are subject to mandatory redemption at a price of $10,000 per share plus accrued and unpaid dividends on August 31, 2001; and (v) no voting rights are provided, except that: (a) upon a default of a dividend or redemption payment due to the holders of Senior Preferred Stock, such holders, voting as a class, may elect a director with 51% of the voting power of Holdings' Board of Directors; and (b) consent of each of the holders of Senior Preferred Stock is required for the issuance of any equity security which is pari passu or senior to the Senior Preferred Stock and for any Certificate of Incorporation or By-law amendment which may adversely affect the interest of such holders. As of May 31, 1997, the redemption value of the Senior Preferred Stock was approximately $11.5 million and, assuming that Holdings continues to exercise its option to pay 50% of the dividends in kind, the redemption value of the Senior Preferred Stock on August 31, 2001 will be approximately $12.7 million.

    In the event the holders of the Senior Preferred Stock are entitled to elect a director with 51% of the voting power of the Boards of Directors of Holdings and the Company, the TJC Investors or TCW Investors would fail to control Holdings and the Company, and such event would constitute a Change in Control under the Indenture, which could have a material adverse effect on the Company. See "Risk Factors-Inability to Purchase Notes Upon a Change of Control."

    The Class A Preferred Stock and Class B Preferred Stock, which were issued in 1991 in the original face amounts of $7.0 million and $700,000, respectively, in connection with Holdings' acquisition of the Company, are entitled to cumulative dividends at the annual rate of 8% and generally possess similar rights, including the following: (i) each pays a dividend of $2,000 per share, payable at Holdings' option either in cash or in kind, wholly or in part (with in kind shares valued at $25,000 per share), on November 1; (ii) upon liquidation or dissolution, the Class A Preferred Stock is junior to the Senior Preferred Stock, the Class B Preferred Stock is junior to both the Senior Preferred Stock and the Class A Preferred Stock and all classes of Holdings Common Stock are junior to the Class A Preferred Stock and Class B Preferred Stock; (iii) shares are subject to mandatory redemption on November 1, 2001 at a price of $25,000 per share plus accrued and unpaid dividends for the Class A Preferred Stock (provided that no shares of Senior Preferred Stock are outstanding) and November 1, 2001 for the Class B Preferred Stock (provided that all shares of the Senior Preferred Stock and Class A Preferred Stock have theretofore been redeemed in full for cash); and (iv) the Securities Purchase Agreement provides for the mandatory redemption of the Class A Preferred Stock upon the happening of certain events, including certain equity sales, asset sales, recapitalizations, liquidations and change of control events. Neither the holders of Class A Preferred Stock or Class B Preferred Stock possess any voting rights, except that consent of a majority of the holders of Class A Preferred Stock and Class B Preferred Stock, each voting separately as a class, is required for the issuance of any equity security that is pari passu or senior to such shares and for any amendment to the Certificate of Incorporation or By-law which may adversely affect the interest of such holders. As of May 31, 1997, the redemption value of the Class A Preferred Stock and Class B Preferred Stock was approximately $10.8 million and approximately $1.1 million, respectively and, assuming that Holdings exercises its option to pay all dividends in kind, the redemption value of the Class A Preferred Stock on

November 1, 2001 will be approximately $15.1 million and the redemption value of the Class B Preferred Stock on November 1, 2001 will be approximately $1.5 million. As of May 31, 1997, TCW Investors held approximately 64% of the Class A Preferred Stock and TJC Investors held approximately 36% of the Class A Preferred Stock. As of May 31, 1997, approximately 80% of the Class B Preferred Stock was held by TJC Investors. See "-- Securities Purchase Agreement" and "Principal Stockholders."

SECURITIES PURCHASE AGREEMENT

    In connection with Holdings' acquisition of the Company in 1991, the Company, Holdings, certain TCW Investors, certain TJC Investors and Jackson National Life Insurance Company entered into a Securities Purchase Agreement dated as of October 30, 1991 (the "Securities Purchase Agreement") pursuant to which Holdings issued the Subordinated Notes, the Class A Preferred Stock and the Class A, B and D Common Stock. In connection with the Offering, the TCW Investors and the TJC Investors amended the Securities Purchase Agreement to provide, among other things, the following: (i) the issuance of the Notes and New Credit Facility are permitted indebtedness thereunder and the liens granted pursuant to the Indenture and the New Credit Facility are permitted liens; (ii) the date that certain holders of Class A and Class D Common Stock may elect to cause the Company to begin the process to either sell the Company or redeem their shares of Holdings Common Stock has been extended to January 1, 2000 from December 10, 1998; (iii) the prepayment penalty with regard to the Subordinated Notes which were retired out of the proceeds from the Offering was increased to 5% from 4%; and (iv) in the event the Company is required to redeem the shares of Holdings Common Stock held by certain TJC Investors or the TCW Investors pursuant to the Securities Purchase Agreement and the purchase price is based on fair market value, the appraisal shall consider the discount or premium at which the Notes trade, but shall not consider any costs arising from a prepayment of the Notes. See "Certain Transactions -- Director's Consulting Fee and TCW Investors' Expense Reimbursement."

    The Securities Purchase Agreement provides, among other things, that the Company and Holdings are subject to certain covenants, including the following:
(i) so long as at least 92 shares of Class A Preferred Stock are outstanding, the Company and Holdings are restricted in their ability to pay certain dividends or from making certain other restricted payments, incurring additional indebtedness or liens on its assets, or making certain investments and must comply with certain financial ratios and (ii) so long as at least 92 shares of Class A Preferred Stock or 333 shares of Common Stock purchased pursuant to the Securities Purchase Agreement are outstanding, the Company and Holdings are restricted in entering into certain transactions with affiliates and certain mergers or consolidations with other entities or from transferring or leasing a substantial portion of its assets or issuing additional capital stock except for dividends in kind. The Securities Purchase Agreement also provides that certain holders of Class A Common Stock and Class D Common Stock of Holdings (which include both TCW Investors and certain TJC Investors) ("Original Purchasers") have the right to require the Company to either initiate a sale of the Company or to redeem their shares of Holdings Common Stock, at any time, or from time to time, after the earlier of any of the following (each a "Purchase Event") (A) January 1, 2000, (B) the consummation of certain events, such as a sale of a significant portion of the Company's assets, certain recapitalizations of Holdings, certain issuances of equity securities of Holdings or the liquidation, dissolution or change of control of Holdings ("Exit Events") or (C) the first date as of which all Subordinated Notes have been repaid and all shares of Class A Preferred Stock have been redeemed. If Holdings elects to redeem such Holdings Common Stock, the redemption price depends on the event giving rise to the redemption. The redemption price for the Common Stock issued under the Securities Purchase Agreement is the greater of (x) fair market value or (y) an amount intended to yield a "preferred return" equal to an annual 16% internal rate of return (calculated semi-annually) on the holder's original investment in the Subordinated Notes, Class A Preferred Stock and Holdings Common Stock. In the case of Exit Events involving a sale of assets or issuance of equity securities, the fair market value is based upon the proceeds received from such transactions. If Holdings elects to sell the Company, Holdings has up to one year to arrange such sale. If Holdings elects not to initiate a sale of the Company or does not conclude a sale within one year, fair market value is determined by an independent appraisal process.

    The Securities Purchase Agreement also provides that (i) upon a sale of equity securities, 50% of the net proceeds must be applied to the redemption of the Senior Preferred Stock and then to the redemption of Class A Preferred Stock; and (ii) upon the occurrence of an Exit Event (other than a sale of equity securities), Holdings must redeem all outstanding shares of Class A Preferred Stock (the "Exit Events Redemptions").

    There can be no assurance that, if a Purchase Event occurs, Holdings will be able to sell the Company or have sufficient funds to satisfy its obligations to redeem the applicable shares of Holdings Common Stock or with respect to any Exit Events Redemption, that such redemptions would be permitted under the Indenture, the New Credit Facility or any successor financings. A failure to satisfy such obligations could result in the occurrence of a Triggering Event which would entitle the TCW Investors to elect a director with 51% of the voting power of the Boards of Directors of Holdings and the Company.

    "Triggering Events," as defined in the Securities Purchase Agreement, includes (i) the failure by Holdings to either effect a sale of the Company or redeem certain shares of Class A Common Stock and Class D Common Stock held by both the TCW Investors and certain TJC Investors in accordance with the terms of the Securities Purchase Agreement; (ii) the failure by Holdings to redeem on November 1, 2001 the Class A Preferred Stock held by both the TCW Investors and certain TJC Investors; and (iii) the failure by Holdings to redeem the Class A Preferred Stock upon certain events, such as certain equity sales, asset sales, recapitalizations, liquidations and change of control events. The TCW Investors hold approximately 64.3% of the Class A Preferred Stock and approximately 45% of Holdings Common Stock possessing the right to either initiate a sale of the Company or a redemption of their Holdings Common Stock described in clause (i) above, with the balance held by certain of the TJC Investors. Accordingly, the TCW Investors can assert that a Triggering Event has occurred upon the occurrence of any one of the events described above until such Triggering Event is resolved and thus assume control of 51% of the voting power of the Boards of Directors of Holdings and the Company, provided that the holders of the Senior Preferred Stock have not exercised their right to control 51% of the voting power of the Board of Directors of Holdings. See "-- Preferred Stock" and "Principal Stockholders."

                             PRINCIPAL STOCKHOLDERS

    Holdings owns all of the Company's issued and outstanding capital stock. The following table sets forth certain information with respect to the beneficial ownership of the equity securities of Holdings as of May 31, 1997 by (i) each person who is known by the Company to beneficially own more than 5% of the outstanding shares of any class of Holdings' voting securities; (ii) each of the directors and Named Executives of Holdings who own shares of Holdings' equity securities; and (iii) all directors and executive officers of Holdings, as a group, who own shares of Holdings' equity securities.

                                                                                                     PERCENTAGE OF
                                                                                                    ALL OUTSTANDING
                                                                       NUMBER OF    PERCENTAGE OF        VOTING
NAME(1)                                          TITLE OF CLASS(2)       SHARES        CLASS(3)       COMMON STOCK
----------------------------------------------  --------------------  ------------  --------------  ----------------
TCW Capital (4)...............................     Class A Common      339.741000         48.9%           34.0 %
Jordan Industries, Inc. (5)...................     Class A Common      151.128000         21.7            15.1
MCIT (Existing Pool) Limited (6)(7)...........     Class A Common      100.752000         14.5            10.1
WCT Investment Pte Ltd. (8)...................     Class A Common       82.573000         11.9             8.3
Mezzanine Capital (9)(10).....................     Class A Common       21.069000          3.0             2.1
Leucadia Investors, Inc. (11)(12).............     Class C Common       65.788625         22.3             6.6
John W. Jordan II (13)........................     Class C Common       43.945960         14.9             4.4
Thomas H. Quinn (14)..........................     Class C Common       31.582500         10.7             3.2
Adam E. Max (15)..............................     Class C Common       26.315450          8.9             2.6
TCW Special Placements Fund III (10)..........     Class D Common       10.000000        100.0             1.0
All directors and executive officers of            Class C Common
  Holdings as a group.........................                         101.84296          34.5            10.2

------------

(1) For purposes of this Prospectus, (a) the term "TCW Investors" consists of the following: TCW Capital, WCT Investment Pte Ltd., Mezzanine Capital and TCW Special Placements Fund III; and (b) the term "TJC Investors" includes, among others, the following: Jordan Industries, Inc., Leucadia Investors, Inc., MCIT (Existing Pool) Limited, John W. Jordan II, Thomas H. Quinn and Adam E. Max.

(2) See "Capitalization of Holdings -- Common Stock."

(3) As of May 31, 1997, there were outstanding (i) 695.263 shares of Holdings' Class A Common Stock, (ii) no shares of Holdings' Class B Common Stock,
    (iii) 294.737 of Holdings' Class C Common Stock and (iv) 10 shares of Holdings' Class D Common Stock, aggregating to 1,000 outstanding shares of Holdings' Common Stock. As of May 31, 1997, there also were outstanding (A) 1,126.871995 shares of the Company's 5% Senior Preferred Stock, all of which is owned by former owners of the Company, (B) 411.5785 shares of the Company's Junior Class A PIK Preferred Stock, approximately 36% of which is owned by TJC Investors and approximately 64% of which is owned by TCW Investors, and (C) 41.1578 shares of the Company's Junior Class B PIK Preferred Stock, approximately 80% of which is owned by TJC Investors.

(4) The Class A Common Stock indicated as owned by TCW Capital is actually held as follows: (i) 311.408 shares are held in the name of TCW Special Placements Fund III; (ii) 23.74 shares are held in the name of TCW Capital, as Investment Manager pursuant to an Investment Management Agreement dated as of April 18, 1990; and (iii) 4.593 shares are held in the name of TCW Capital, as Investment Management pursuant to an Investment Management Agreement dated as of June 19, 1989. As of May 31, 1997, TCW Investors owned 43.3% of the outstanding voting Holdings' Common Stock. As of May 31, 1997, TCW Investors also owned approximately 64% of Holdings' Junior Class A PIK Preferred Stock. The principal address of TCW Capital is c/o Trust Company of the West, Representative Office, 200 Park Avenue, Suite 2200, New York, New York 10166.

(5) As of May 31, 1997, Jordan Industries, Inc. and other TJC Investors also owned approximately 36% of Holdings' Junior Class A PIK Preferred Stock. The principal address of Jordan Industries, Inc. is Arbor Lake Center, 1751 Lake Cook Road, Suite 550, Deerfield, Illinois 60015. Mr. Jordan is Chairman of the Board and Chief Executive Officer of Jordan Industries, Inc. Mr. Quinn is President, Chief Operating Officer and a director of Jordan Industries, Inc.

(6) As of May 31, 1997, MCIT (Existing Pool) Limited also owned 58.7969 shares of Holdings' Junior Class A PIK Preferred Stock.

(7) The principal address of MCIT (Existing Pool) Limited is c/o The Jordan Company, 9 West 57th Street, New York, New York 10019.

(8) As of May 31, 1997, WCT Investment Pte Ltd. also owned 46.7356 shares of Holdings' Junior Class A PIK Preferred Stock. In connection with its acquisition in 1992 from certain affiliates of TCW Capital of shares of Holdings' Class A Common Stock and Junior Class A PIK Preferred Stock, WCT Investment Pte Ltd. granted an irrevocable proxy to TCW Special Placements Fund III for the purpose of approving or consenting to certain actions by Holdings. The principal address of WCT Investment Pte Ltd. is c/o Government of Singapore Investment Corporation, 255 Shoreline Drive, Suite 600, Redwood City, California 94065.

(9) Mezzanine Capital is affiliated with TCW Capital. As of May 31, 1997, Mezzanine Capital also owned 12.8763 shares of Holdings' Junior Class A PIK Preferred Stock.

(10) The principal address for each of Mezzanine Capital and TCW Special Placements Fund III is c/o TCW Special Placements Fund III, 865 S. Figueroa St., Suite 1800, Los Angeles, California 90017.

(11) As of May 31, 1997, Leucadia Investors, Inc. also owned 10.2894 shares of Holdings' Junior Class B PIK Preferred Stock.

(12) The principal address of Leucadia Investors, Inc. is 315 Park Avenue South, New York, New York 10010.

(13) 43.945960 shares of Holdings' Class C Common Stock are held by The John W. Jordan II Revocable Trust, of which Mr. Jordan is trustee. Mr. Jordan's address is c/o The Jordan Company, 9 West 57th Street, New York, New York 10019.

(14) Mr. Quinn's address is c/o Archibald Candy Corporation, 1137 West Jackson Boulevard, Chicago, Illinois 60607.

(15) As of May 31, 1997, Mr. Max also owned 4.1158 shares of Holdings' Junior Class B PIK Preferred Stock. The address of Mr. Max is c/o The Jordan Company, 9 West 57th Street, New York, New York 10019.

                              CERTAIN TRANSACTIONS

MANAGEMENT CONSULTING AGREEMENT AND INVESTMENT BANKING FEES

    Since the formation of Holdings and its acquisition of the Company in 1991, the Company has paid (or accrued), pursuant to a Management Consulting Agreement dated as of October 30, 1991 between Holdings and TJC Management Corp. (the "Original Management Consulting Agreement") certain fees to TJC Management Corp. and its designees, affiliates of the TJC Investors, in exchange for management, consulting, investment banking and similar services to the Company and Holdings and has reimbursed TJC Management Corp. for expenses incurred in connection with the performance of such services. For fiscal 1994, 1995, 1996 and 1997 (through May 31, 1997), the Company had accrued $273,000, $364,000, $364,000 and
$273,000, respectively, representing fees due to TJC Management Corp. under the Original Management Consulting Agreement for an aggregate amount of 1,274,000. The Company paid all such accrued and unpaid amounts out of the proceeds of the Offering. See "Use of Proceeds." Concurrently with the Offering, the Original Management Consulting Agreement was terminated and Holdings simultaneously entered into a new, five year Management Consulting Agreement with TJC Management Corp. (the "Management Consulting Agreement"), pursuant to which TJC Management Corp. or its designee will receive a fixed fee for management, consulting and similar services in the amount of $364,000 per annum plus any out-of-pocket expenses and additional fees for any investment banking services rendered. See
"-- Tax Sharing and Management Agreement." In addition, affiliates of the TCW Investors will be paid $48,000 in aggregate per year as reimbursement of expenses. See "Certain Transactions -- Director's Consulting Fee and TCW Investors' Expense Reimbursement" and "Risk Factors -- Control by Principal Stockholders." The Company believes that the terms of the Management Consulting Agreement are comparable to the terms that it would obtain from disinterested third parties for comparable services.

    Pursuant to the terms of an Investment Banking Fee Agreement dated as of October 30, 1991 (and amended in September 1992) between Holdings and an affiliate of the TJC Investors (the "Investment Banking Fee Agreement"), such affiliate earned investment banking fees of $2.0 million in aggregate in connection with Holdings' acquisition of the Company in 1991, of which $1.5 million was paid at that time. The Company paid $0.5 million of such accrued but unpaid fees out of the proceeds of the Offering. See "Use of Proceeds." The Company believes that the terms of the Investment Banking Fee Agreement were comparable to the terms that it could have obtained from disinterested third parties for comparable services.

TAX SHARING AND MANAGEMENT AGREEMENT

    Concurrently with the closing of the Offering, Holdings and the Company entered into a Tax Sharing and Management Consulting Agreement ("Tax Sharing and Management Agreement"), pursuant to which the Company agrees to advance to Holdings (i) so long as Holdings files consolidated income tax returns that include the Company, payments for the Company's share of income taxes without giving effect to any consolidated net operating loss carryforwards of Holdings accumulated through August 30, 1997 and assuming the Company is a stand-alone entity; (ii) an annual fee of $412,000 for management, consulting, investment banking and similar services, plus an amount equal to the expenses incurred by Holdings in connection with the performance of such services, (iii) investment banking fees incurred by Holdings on behalf of the Company with the TJC Investors in connection with (a) any future recapitalizations, acquisitions or any similar transaction, which fee shall not exceed 2% of the transaction value, and (b) any financing transactions, which fee shall not exceed 1% of the transaction value; (iv) amounts sufficient for Holdings to pay fees, expenses and indemnities to directors of Holdings in accordance with its bylaws and indemnification agreements in effect as of the closing of the Offering; and (v) payments to or on behalf of Holdings in respect of franchise or similar taxes and governmental charges incurred by it relating to the business, operations or finances of the Company. See "Risk Factors -- Control by Principal Stockholders." The Company believes that the terms of the management services provided under the Tax Sharing and

Management Agreement are comparable to the terms that it would obtain from disinterested third parties for comparable services.

PARTICIPATION BY JORDAN INDUSTRIES IN OLD CREDIT FACILITY

    In June 1995, in connection with an amendment to the Old Credit Facility, and contemporaneously with its acquisition of certain securities that had been issued under the Securities Purchase Agreement, Jordan Industries, Inc. ("Jordan Industries"), which is one of the TJC Investors, acquired a $7.0 million undivided participating interest in the Term Loan under the Old Credit Facility and agreed to acquire additional participating interests therein under certain circumstances in an amount not to exceed $3.0 million. Jordan Industries did not acquire any such additional interests. Under the terms of the participation agreement, Jordan Industries was not entitled to repayment of any principal or interest on its portion of the Term Loan until all other lenders under the Term Loan were paid in full. As of May 31, 1997, $1.4 million of interest was accrued and unpaid on the Old Credit Facility, of which $1.2 million was accrued and deferred with respect to Jordan Industries' participation in the Term Loan. The repayment of the Old Credit Facility out of the net proceeds of the Offering satisfied the principal and interest owing to Jordan Industries ($8.2 million, as of May 31, 1997) with respect to its participation in the Old Credit Facility. See "Use of Proceeds." Jordan Industries is not a participant in the New Credit Facility, but continues to hold Class A Preferred Stock and Holdings Common Stock.

SUBORDINATED NOTES

    Certain of the TJC Investors, including Jordan Industries, and the TCW Investors owned $12.5 million and $22.5 million, respectively, in aggregate principal amount of Subordinated Notes which were prepaid in their entirety out of the proceeds of the Offering. As a result of such prepayment, the holders of the Subordinated Notes received a 5.0% prepayment premium with the TCW Investors receiving $1,125,000 and the TJC Investors receiving $625,000. See "Use of Proceeds." See "Capitalization of Holdings -- Securities Purchase Agreement."

PREFERRED STOCK

    As of May 31, 1997, the TCW Investors owned approximately 64% of the Class A Preferred Stock and the TJC Investors owned approximately 36% of the Class A Preferred Stock and approximately 80% of the Class B Preferred Stock, all of which is subject to redemption. See "Capitalization of Holdings -- Preferred Stock."

DIRECTOR'S CONSULTING FEE AND TCW INVESTORS' EXPENSE REIMBURSEMENT


    In each of fiscal 1994, 1995 and 1996, the Company paid Mr. Quinn a consulting fee equal to $52,000 in lieu of a salary in exchange for services rendered to the Company. Mr. Quinn consulted with the Company with respect to its financial and business affairs, its relationships with its lenders and stockholders, and the operation and expansion of its business. Such fee is expected to continue in the future and is subject to reasonable increases. Pursuant to the Tax Sharing and Management Agreement, certain affiliates of the TCW Investors who are members of the Board of Directors will receive $48,000 in the aggregate per year as reimbursement of expenses incurred in performing financial and management consulting services for the Company. See "Management -- Board of Directors -- Indemnification and Compensation" and "Certain Transactions -- Tax Sharing and Management Agreement."


OFFICER BONUS

    The Board of Directors has awarded a discretionary bonus to Mr. Shepherd, the Company's President and Chief Operating Officer, in an amount equal to $120,000 in recognition of his efforts in the closing of the Transactions.

SHAREHOLDERS AGREEMENT

    In connection with the formation of Holdings and its acquisition of the Company in 1991, TJC Investors and TCW Investors and the other initial investors entered into the Shareholders Agreement, which contains provisions relating to the governance of the Company and Holdings and restrictions on, and rights in the event of, the transfer of Holdings' Common Stock. See "Capitalization of Holdings" and "Principal Stockholders." In connection with its acquisition in 1992 from certain affiliates of TCW Capital of shares of Holdings' Class A Common Stock and Junior Class A PIK Preferred Stock, WCT Investment Pte Ltd. granted an irrevocable proxy to TCW Special Placements Fund III for the purpose of approving or consenting to certain actions by Holdings, including mergers, consolidations, acquisitions of other entities, recapitalizations, issuances of equity securities and modifications of Holdings' business.

                       DESCRIPTION OF NEW CREDIT FACILITY

    The following summary of the New Credit Facility does not purport to be complete and is qualified in its entirety by reference to the definitive New Credit Facility loan documents that were entered into as of July 2, 1997 between the Company and the lenders thereunder.

    Concurrently with the closing of the Offering, the Company and the Subsidiaries (as defined in the New Credit Facility) entered into a credit facility (the "New Credit Facility") with The First National Bank of Chicago (the "Bank"), as agent, which provides for revolving loans of up to $20.0 million, subject to certain borrowing conditions and limitations. Borrowings under the New Credit Facility are available for general corporate purposes, including letters of credit, subject to the borrowing conditions contained therein. The New Credit Facility is secured by first priority liens on the Company's accounts receivable, raw materials and finished good inventories and certain of the Company's owned store locations, and the proceeds therefrom. Under the terms of the New Credit Facility, each Material Subsidiary (as defined in the New Credit Facility), if any, will guarantee the obligations of the Company. The Company did not draw upon the New Credit Facility in connection with the consummation of the Transactions. As of the date hereof, there is no indebtedness outstanding under the New Credit Facility.

    The New Credit Facility includes certain covenants that restrict, among other things: (i) investment, loans, advances, dividends and other restricted payments; (ii) prepayment of other indebtedness, including the Notes; (iii) the incurrence or existence of additional indebtedness; (iv) the granting of liens, other than liens created pursuant to the New Credit Facility, the Indenture and certain permitted liens; (v) mergers, consolidations and sales of all or a substantial part of the Company's business or property; (vi) the sale of assets; and (vii) certain transactions with affiliates. The New Credit Facility also requires the Company to comply with certain financial ratios, including, but not limited to, minimum fixed charge coverage and maximum leverage ratios.

    The New Credit Facility contains customary representations and warranties, including, but not limited to, representations and warranties as to the good standing of the Company, the solvency of the Company, the authority of the Company to enter into the New Credit Facility, the accuracy of the Company's financial statements, the Company's payment of taxes, the disclosure of environmental matters and existing and pending litigation involving the Company, the Company's ownership of assets and properties, and the disclosure of contingent obligations of the Company. The New Credit Facility also contains customary events of default, including, but not limited to, the failure to make payments when due, the breach of covenants, the breach of representations and warranties, defaults as to other indebtedness, involuntary bankruptcy, voluntary bankruptcy, dissolution, a Material Adverse Change (as defined in the New Credit Facility) or a change of control. See "Risk Factors -- Significant Leverage", "Risk Factors -- Restrictive Covenants; Term of New Credit Facility; Need for Seasonal Financing" and "Risk Factors -- Collateral; Other Secured Indebtedness."

    The New Credit Facility will expire on July 1, 2000, unless extended. The New Credit Facility provides that borrowings thereunder will accrue interest at a variable annual rate equal to the Alternate Base Rate

(generally defined as the greater of (i) the corporate base rate of interest announced by The First National Bank of Chicago from time to time or (ii) the Federal Funds Effective Rate (as defined in the New Credit Facility) plus 0.5% per annum) plus 1.25% or a fixed rate equal to the Eurodollar Rate (as defined in the New Credit Facility) plus 2.50%. Interest rates may be adjusted downward, depending upon the Company's leverage ratio (as defined therein). The Company paid certain fees in connection with the closing of the New Credit Facility and is required to pay other ongoing fees in connection with the New Credit Facility, including, but not limited to, a commitment fee of 0.375% to 0.50%, on the undrawn portion (based on the Company's Leverage Ratio (as defined in the New Credit Facility)).

                            DESCRIPTION OF NEW NOTES

GENERAL

    The New Notes will be issued, and the Old Notes were issued, under the Indenture between the Company and The Bank of New York, as trustee (the "Trustee"). The form and terms of the New Notes are substantially identical (including principal amount, interest rate, maturity, security and ranking) to the form and terms of the Old Notes, except that such New Notes (i) are freely transferable by holders thereof (except as provided below) and (ii) are not entitled to certain registration rights which are applicable to the Old Notes under the Registration Rights Agreement.

    The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and Trust Indenture Act for a statement of those terms.

    A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following is a summary of certain provisions of the Notes and the Indenture. This summary does not purport to be complete and is subject to the detailed provisions of, and is qualified in its entirety by reference to, the Notes and the Indenture. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." Unless the context otherwise requires, all references herein to the "Notes" shall include the Old Notes and the New Notes.

RANKING AND SECURITY

    The Notes will be senior secured obligations of the Company and rank senior in right of payment to all subordinated Indebtedness of the Company and PARI PASSU in right of payment with all senior Indebtedness. The Notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

    The Notes will be effectively subordinated to all other senior secured indebtedness of the Company and its Subsidiaries, including indebtedness under the New Credit Facility, to the extent of the assets securing such debt. As of May 31, 1997, on a pro forma basis after giving effect to the Transactions, the Company would not have had any secured indebtedness outstanding, other than the Notes and capital lease obligations.

PRINCIPAL, MATURITY AND INTEREST

    The Notes will be senior secured obligations of the Company limited in aggregate principal amount to $100,000,000 and will mature on July 1, 2004. Interest on the Notes will be payable semi-annually on January 1 and July 1 of each year, commencing on January 1, 1998, to holders of record on the immediately preceding December 15 and June 15, respectively. The Notes will bear interest at 10 1/4% per annum from the date of original issue. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will be payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City of New York or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes, PROVIDED, that all payments with respect to Global Notes, and certificated notes the Holders of which have given wire transfer instructions to the Company and the paying agent, will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency will be the office of the Trustee maintained for such purpose. If a payment date is a Legal Holiday, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

REDEMPTION

    The Notes are not redeemable at the Company's option prior to July 1, 2001. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, thereon to the applicable date of redemption, if redeemed during the 12-month period beginning on July 1 of the years indicated below:

YEAR                                                                     PERCENTAGE
-----------------------------------------------------------------------  -----------
2001...................................................................    105.125%
2002...................................................................    102.563
2003 and thereafter....................................................    100.000

    Notwithstanding the foregoing, at any time or from time to time prior to July 1, 2000, the Company may, at its option, redeem up to $33.0 million of the original principal amount of the Notes, at a redemption price of 110.250% of the principal amount thereof, plus accrued and unpaid interest, if any, through the date of redemption, with the net cash proceeds of one or more Public Equity Offerings; PROVIDED, that (a) such redemption shall occur within 90 days of the date of closing of such public offering and (b) at least $67.0 million aggregate principal amount of Notes remains outstanding immediately after giving effect to each such redemption.

    If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a PRO RATA basis, by lot or by such method as the Trustee deems to be fair and appropriate, PROVIDED, HOWEVER, that Notes of $1,000 or less may not be redeemed in part. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at such holder's registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on the Notes or such portions called for redemption.

    The Notes will not be entitled to any mandatory redemption or sinking fund.

GUARANTORS

    The repayment of the Notes will be unconditionally and irrevocably guaranteed by all future Restricted Subsidiaries of the Company.

    The obligations of each Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under Federal or state law. See "Risk Factors -- Fraudulent Transfer Considerations."

COLLATERAL

    Subject to certain exceptions, the Notes and Guarantees will be secured by
(i) security interests in certain of the equipment, fixtures and general intangibles, including trademarks, of the Company and its Restricted Subsidiaries, (ii) mortgages on the Company's Chicago, Illinois manufacturing and headquarters facility and Bensalem, Pennsylvania warehouse and distribution facility and (iii) all of the Capital Stock of the future Restricted Subsidiaries owned by the Company or any Restricted Subsidiary. All of the assets of the Company and the Guarantors described above are collectively referred to herein as the "Collateral." The Notes will not be secured by any other property including any of the Company-owned retail locations.

    The Company and the Guarantors will enter into security agreements, mortgages, deeds of trust and certain other collateral assignment agreements (collectively, the "Collateral Agreements") that will provide for the grant of a security interest in or pledge of the Collateral to the Trustee, as collateral agent (in such capacity, the "Collateral Agent"), for the benefit of the holders of the Notes. Such pledges and security interests will secure the payment and performance when due of all of the Obligations of the Company and the Guarantors under the Indenture, the Notes, the Guarantees and the Collateral Agreements.

    So long as no Event of Default has occurred and is continuing, and subject to certain terms and conditions in the Indenture and the Collateral Agreements, the Company will be entitled to receive all cash dividends, interest and other payments made upon or with respect to the Capital Stock of any Subsidiary pledged by it, and to exercise any voting, other consensual rights and other rights pertaining to such collateral pledged by it. Upon the occurrence and during the continuance of an Event of Default (i) all rights of the Company to exercise such voting, other consensual rights or other rights will cease upon notice from the Collateral Agent, and all such rights will become vested in the Collateral Agent, which to the extent permitted by law, will have sole right to exercise such voting, other consensual rights or other rights and (ii) all rights of the Company to receive all cash dividends, interest and other payments made upon or with respect to the Collateral will, upon notice from the Collateral Agent, cease and such cash dividends, interest and other payments will be paid to the Collateral Agent. All funds distributed under the Collateral Agreements and received by the Collateral Agent for the benefit of the holders of the Notes will be retained and/or distributed by the Collateral Agent in accordance with the provisions of the Indenture.

    Under the terms of the Collateral Agreements, the Collateral Agent will determine the circumstances and manner in which the Collateral will be disposed of, including, but not limited to, the determination of whether to foreclose on the Collateral following an Event of Default. Holders of the Notes may not enforce the Collateral Agreements. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Collateral Agent in its exercise of any trust or power under the Collateral Agreements. Upon the full and final payment and performance of all Obligations of the Company under the Indenture and the Notes, the Collateral Agreements will terminate and the pledged Collateral will be released. In addition, in the event that the pledged Collateral is sold and the Net Proceeds are or will be applied in accordance with the terms of the covenant described under "-- Limitation on Asset Sales," the Collateral Agent will release simultaneously with such sale the Liens in favor of the Collateral Agent in the assets sold, PROVIDED, HOWEVER, that the Collateral Agent has received all documentation required by the Trust Indenture Act therefor.

    In the event of a default under the Notes, the proceeds from the sale of the Collateral may not be sufficient to satisfy the Company's Obligations under the Notes in full. The amount to be received upon such a sale would be dependent upon numerous factors including the condition, age and useful life of the Collateral at the time of such sale, the timing and the manner of the sale, and whether the Collateral were being sold as part of an ongoing business. In addition, the book value of the Collateral should not be relied upon as a measure of realizable value. By its nature, the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time. To the extent that third parties enjoy Permitted Liens, such third parties may have rights and remedies with respect to the property subject to such Lien that, if exercised, could adversely affect the value of the Collateral. In addition, the ability of the Holders to realize upon any of the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See "Risk Factors -- Collateral; Other Secured Indebtedness" and "-- Certain Bankruptcy Considerations."

REPURCHASE UPON CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, the Company will be required to offer to repurchase all the Notes then outstanding (the "Change of Control Offer") at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Payment"). Within 10 days following any Change of Control, the Company must mail a notice to each holder stating, among other things: (i) that the Change of Control Offer is being made pursuant to this provision and that all Notes tendered will be accepted for payment, (ii) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 40 days from the date such notice is mailed (the "Change of Control Payment Date"),
(iii) that any Note not tendered will continue to accrue interest, (iv) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date, (v) that any holder electing to have Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the paying agent with respect to the Notes (the "Paying Agent") at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date, (vi) that the holder will be entitled to withdraw such election if the Paying Agent receives, not later than the close of business on the second business day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased, and
(vii) that a holder whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

    On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment the Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered, and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officer's Certificate stating that the Notes or portions thereof tendered to the Company are accepted for payment. The Paying Agent will promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee will authenticate and mail to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any, provided, however, that each such new Note will be in principal amount of $1,000 or an integral multiple thereof. The Company will announce the result of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

    There can be no assurance that sufficient funds will be available at the time of any Change of Control Offer to make required repurchases. See "Risk Factors -- Inability to Purchase Notes Upon a Change of Control." Further, the New Credit Facility prohibits, and successor financings may prohibit, the repurchase of any Notes as a result of a Change of Control. The Company will therefore, upon the occurrence of a Change of Control, either have to obtain the consent of the lenders under the New Credit Facility, or successor financing, to such repurchase, or repay or refinance the indebtedness under the New Credit Facility or successor financing. A failure to secure the lenders' consent or repay or refinance the indebtedness under the New Credit Facility will result in a default thereunder and an acceleration of all obligations under the New Credit Facility. See "Risk Factors -- Restrictive Covenants; Term of New Credit Facility; Need for Seasonal Financing."

    "CHANGE OF CONTROL" means (i) the sale, assignment, lease, transfer or conveyance (in one transaction or a series of transactions) of all or substantially all of the Company's assets to any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act), (ii) the liquidation or dissolution of the Company or the adoption of a plan by the shareholders of the Company relating to the dissolution or liquidation of the Company, (iii) the acquisition by any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act) (other than the TJC Investors, the TCW Investors or their respective affiliates) of beneficial ownership, directly or indirectly, of Voting Stock of the Company or Holdings having the right to elect directors having a majority of the voting power of the Board of Directors of the Company or Holdings, respectively, by way of purchase, merger or consolidation or otherwise, or (iv) any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act) (other than the TJC Investors, the TCW Investors or their respective affiliates) exercises the right to elect director(s) having (or existing directors, acquire the right to have) a majority of the voting power of the Board of Directors of the Company or Holdings.

CERTAIN COVENANTS

    LIMITATION ON RESTRICTED PAYMENTS. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly (i) declare or pay any dividend or make any distribution on account of any Equity Interests of the Company or any of its Subsidiaries (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Wholly Owned Subsidiary), (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interest of the Company or any Subsidiary or other Affiliate of the Company, (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is subordinated in right of payment to the Notes or such Subsidiary's Guarantees thereof, as the case may be, prior to any scheduled principal payment, sinking fund payment or other payment at the stated maturity thereof, (iv) make any Restricted Investment or (v) make any other payment to or on behalf of Holdings (all such payments and other actions set forth in clauses
(i) through (v) above being collectively referred to as "Restricted Payments") unless, at the time of such Restricted Payment:

    (a) no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof, and

    (b) immediately after such Restricted Payment and after giving effect thereto on a pro forma basis, the Company could incur at least $1.00 of additional Indebtedness under the Interest Coverage Ratio test set forth in the covenant described under "-- Limitation on Incurrence of Indebtedness," and

    (c) such Restricted Payment (the value of any such payment, if other than cash, being determined in good faith by the Board of Directors and evidenced by a resolution set forth in an Officers' Certificate delivered to the Trustee), together with the aggregate of all other Restricted Payments made after the date of the Indenture (including Restricted Payments permitted by clauses (i) and

       (ii) of the next following paragraph and excluding Restricted Payments permitted by the other clauses therein), is less than the sum of (w) 50% of the Adjusted Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first quarter commencing immediately after the Issue Date to the end of the Company's most recently ended full fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Adjusted Consolidated Net Income for such period is a deficit, 100% of such deficit), plus (x) $2 million, plus (y) 100% of the aggregate net cash proceeds received by the Company from the issuance or sale, other than to a Subsidiary, of Equity Interests of the Company (other than Disqualified Stock) after the date of the Indenture and on or prior to the time of such Restricted Payment, plus (z) 100% of the aggregate net cash proceeds received by the Company from the issuance or sale, other than to a Subsidiary, of any convertible or exchangeable debt security of the Company that has been converted or exchanged into Equity Interests of the Company (other than Disqualified Stock) pursuant to the terms thereof after the date of the Indenture and on or prior to the time of such Restricted Payment (including any additional net cash proceeds received by the Company upon such conversion or exchange).

    Notwithstanding the foregoing, the Indenture does not prohibit as Restricted Payments (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would not have been prohibited by the provisions of the Indenture, (ii) the redemption, purchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than Disqualified Stock), (iii) the redemption, repurchase or payoff of any Indebtedness with proceeds of any Refinancing Indebtedness permitted to be incurred pursuant to the provision described under "-- Limitation on Incurrence of Indebtedness," (iv) the payment of dividends to Holdings for purposes of the repurchase, redemption, retirement or acquisition of Equity Interests of Holdings from executives, management or employees of the Company or Holdings pursuant to the Plan as in existence on the Issue Date, (v) payments by the Company to Holdings under the Tax Sharing and Management Agreement between Holdings and the Company (see "Certain Transactions -- Tax Sharing and Management Agreement"), (vi) payments of the Preferred Stock (other than to pay dividends or redeem shares of preferred stock owned by the TJC Investors on the Issue Date); PROVIDED, that no such payments will be made with proceeds from the New Credit Facility, and
(vii) payments in connection with the application of the net proceeds of the Offering as described under "Use of Proceeds," PROVIDED that with respect to clauses (i) through (vi) (other than payments with respect to taxes under the Tax Sharing and Management Agreement), at such time there shall have been no default in payment when due of interest on the Notes or any default of the types described in clause (ii) or (iii) of "Events of Default and Remedies."

    LIMITATION ON INCURRENCE OF INDEBTEDNESS. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (1) create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, (collectively, "incur"), with respect to any Indebtedness (including Acquired Debt) or (2) issue any Disqualified Stock, PROVIDED, HOWEVER, that the Company may incur Indebtedness or issue shares of Disqualified Stock and a Restricted Subsidiary may incur Acquired Debt if (x) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a PRO FORMA basis to such incurrence or issuance, (y) the Interest Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least equal to the ratio set forth below opposite the period in which such incurrence or issuance occurs, determined on a PRO FORMA basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock has been issued, as the case may be, at the beginning of such four-quarter period:

PERIOD ENDING                                                                   RATIO
----------------------------------------------------------------------------  ---------
February 28, 1999...........................................................      2.00x
Thereafter..................................................................      2.25x

and (z) in the case of Indebtedness, (i) the Weighted Average Life to Maturity of such Indebtedness is greater than the remaining Weighted Average Life to Maturity of the Notes and (ii) such Indebtedness has a final scheduled maturity that exceeds the final stated maturity of the Notes.

    The foregoing limitations will not prohibit the incurrence of

    (a) Indebtedness pursuant to the New Credit Facility and repayment obligations in respect of letters of credit, PROVIDED, HOWEVER, that the aggregate principal amount of such Indebtedness so incurred on any date shall not exceed $25.0 million,

    (b) performance bonds, surety bonds, insurance obligations or bonds and other similar bonds or obligations incurred in the ordinary course of business,

    (c) Hedging Obligations incurred to fix the interest rate on any variable rate Indebtedness otherwise permitted by the Indenture,

    (d) Indebtedness arising out of sale and leaseback transactions, capital lease obligations or Purchase Money Obligations in an aggregate amount not to exceed $1.5 million at any one time,

    (e) Indebtedness owed by the Company to any Wholly Owned Subsidiary or by any Wholly Owned Subsidiary to the Company or any other Wholly Owned Subsidiary,

    (f) Indebtedness outstanding on the Issue Date, including the Notes,

    (g) other Permitted Indebtedness,

    (h) Indebtedness issued in exchange for, or the proceeds of which are contemporaneously used to extend, refinance, renew, replace, or refund (collectively, "Refinance") Indebtedness referred to in clauses (a), (d),
       (f) and (i) and outstanding Indebtedness incurred pursuant to the debt incurrence tests set forth in the immediately preceding paragraph (the "Refinancing Indebtedness"), PROVIDED, HOWEVER, that (1) the principal amount of such Refinancing Indebtedness does not exceed the principal amount of Indebtedness so Refinanced, (2) the Refinancing Indebtedness has a final scheduled maturity that exceeds the final stated maturity, and a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity, of the Indebtedness being Refinanced and (3) the Refinancing Indebtedness ranks, in right of payment, no more favorable to the Notes as the Indebtedness being Refinanced,

    (i) additional Indebtedness of the Company in an aggregate principal amount up to $5.0 million and

    (j) additional Indebtedness of the Company in an aggregate principal amount up to $5.0 million; PROVIDED, that such Indebtedness is subordinated in right of payment to the Notes and has a final scheduled maturity that exceeds the final stated maturity, and a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity, of the Notes.

    LIMITATION ON ASSET SALES. The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets subject to such Asset Sale,
(ii) at least 85% of the consideration for such Asset Sale is in the form of cash, Cash Equivalents or liabilities of the Company or any Restricted Subsidiary (other than liabilities that are, by their terms, subordinated to the Notes or any Guarantee thereof) that are assumed by the transferee of such assets (PROVIDED, that following such Asset Sale there is no further recourse to the Company and its Restricted Subsidiaries with respect to such assets) and (iii) within 12 months of such Asset Sale, the Net Proceeds thereof are (a) invested in assets related to the business of the Company or its Restricted Subsidiaries as conducted on the date of the Indenture, (b) used to permanently reduce any Indebtedness which ranks PARI PASSU with the Notes (provided in the case of a revolver or similar arrangement that makes credit available, such commitment is also permanently reduced) or (c) to the extent not used as provided in clause (a) or (b), applied to make an offer to purchase Notes as described below (an "Excess Proceeds Offer"), PROVIDED, HOWEVER, that if the amount of Net Proceeds from any Asset Sale not invested pursuant to clause (a) or used to repay Indebtedness pursuant to clause
(b) above is less than $2 million, the Company will not be required to make an offer pursuant to clause (c).

    The amount of Net Proceeds not invested or applied as set forth in the preceding clauses (a) or (b) constitutes "Excess Proceeds." If the Company elects, or becomes obligated to make an Excess Proceeds Offer, the Company will offer to purchase Notes having an aggregate principal amount equal to the Excess Proceeds (the "Purchase Amount"), at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date. The Company must commence such Excess Proceeds Offer not later than 30 days after the expiration of the 12-month period following the Asset Sale that produced Excess Proceeds. If the aggregate purchase price for the Notes tendered pursuant to the Excess Proceeds Offer is less than the Excess Proceeds, the Company and its Restricted Subsidiaries may use the portion of the Excess Proceeds remaining after payment of such purchase price for general corporate purposes.

    The Indenture provides that the Excess Proceeds Offer will remain open for a period of 20 business days and no longer, unless a longer period is required by law (the "Excess Proceeds Offer Period"). Promptly after the termination of the Excess Proceeds Offer Period (the "Excess Proceeds Payment Date"), the Company will purchase and mail or deliver payment for the Purchase Amount for the Notes or portions thereof tendered, PRO RATA or by such other method as may be required by law, or, if less than the Purchase Amount has been tendered, all Notes tendered pursuant to the Excess Proceeds Offer. The principal amount of Notes to be purchased pursuant to an Excess Proceeds Offer may be reduced by the principal amount of Notes acquired by the Company through purchase or redemption (other than pursuant to a Change of Control Offer) subsequent to the date of the Asset Sale and surrendered to the Trustee for cancellation. Any Excess Proceeds Offer will be conducted in compliance with applicable regulations under the Federal securities law, including Exchange Act Rule 14e-1. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

    There can be no assurance that sufficient funds will be available at the time of any Excess Proceeds Offer to make required repurchases.

    LIMITATION ON LIENS. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset (including, without limitation, all real, tangible or intangible property) of the Company or any Restricted Subsidiary now owned or hereafter acquired, or on any income or profits therefrom, or assign, or convey any right to receive income therefrom, except (i) Liens on (x) accounts receivable and inventory and the proceeds thereof (and certain rights relating thereto) and (y) real property of the Company not constituting Collateral under the Indenture securing Indebtedness permitted to be incurred pursuant to clauses (a) or (i) under "-- Limitation on Incurrence of Indebtedness" or any Indebtedness used to Refinance such Indebtedness, (ii) Purchase Money Liens securing Indebtedness incurred pursuant to clause (d) under "-- Limitation on Incurrence of Indebtedness," and (iii) Permitted Liens.

    LIMITATION ON RESTRICTIONS ON SUBSIDIARY DIVIDENDS. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary (a) to (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (A) on such Restricted Subsidiary's Capital Stock or (B) with respect to any other interest or participation in, or measured by, such Restricted Subsidiary's profits or (ii) pay any indebtedness owed to the Company or any of its Subsidiaries, or (b) make loans or advances to the Company or any of its Restricted Subsidiaries, or (c) transfer any of its assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (i) the Indenture, the Notes and the Collateral Agreements, (ii) applicable law, (iii) any Acquired Debt, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, and (iv) permitted Refinancing Indebtedness, provided, however, that such restrictions contained in any agreement governing such Refinancing Indebtedness are no more restrictive than those contained in any agreements governing the Indebtedness being refinanced.

    MERGER, CONSOLIDATION OR SALE OF ASSETS. The Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) in one or more related transactions to, any other Person unless (i) the Company is the surviving Person or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia,
(ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the obligations of the Company, pursuant to a supplemental indenture and Collateral Agreements in a form reasonably satisfactory to the Trustee and the Collateral Agent, under the Notes, the Indenture, the Collateral Agreements and the Registration Rights Agreement, (iii) immediately before, and after giving effect on a PRO FORMA basis to, such transaction, no Default or Event of Default exists or would occur, and (iv) the Company, or any Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, (A) has a Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting adjustments resulting from the transaction) equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and
(B) is permitted, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, to incur at least $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test set forth in the covenant described under "-- Limitation on Incurrence of Indebtedness."

    In the event of any transaction (other than a lease) complying with the conditions listed in the immediately preceding paragraph in which the Company is not the surviving Person, such surviving Person or transferee shall succeed to, and be substituted for, and may exercise every right and power of, the Company, and the Company shall be discharged from its Obligations under, the Indenture, the Notes, the Collateral Agreements and the Registration Rights Agreement.

    LIMITATION ON TRANSACTIONS WITH AFFILIATES. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), except for (i) Affiliate Transactions, which together with all related Affiliate Transactions, have an aggregate value of not more than $1 million; PROVIDED, that such transactions are conducted in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time on an arm's-length basis with a Person that is not an Affiliate of the Company or such Restricted Subsidiary, (ii) Affiliate Transactions, which together with all related Affiliate Transactions have an aggregate value of not more than $2 million; PROVIDED, that a majority of the disinterested members of the Board of Directors of the Company determine that such transactions are conducted in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary, and (iii) Affiliate Transactions for which the Company delivers to the Trustee an opinion as to the fairness to the Company or such Restricted Subsidiary from a financial point of view issued by an investment banking firm of national standing; PROVIDED, HOWEVER, that the following will not be deemed to be Affiliate Transactions: (i) employment or consulting agreements entered into by the Company or any Restricted Subsidiary in the ordinary course of business with the approval of the independent members of the Company's Board of Directors, (ii) transactions between or among the Company and/or its Wholly Owned Subsidiaries or Guarantors, (iii) transactions permitted by the provisions of the Indenture described above under "-- Limitations on Restricted Payments," and (iv) reasonable and customary directors' fees for independent members of the Board of Directors of the Company.

    RESTRICTIONS ON SALE AND ISSUANCE OF SUBSIDIARY STOCK. The Company shall not sell, and shall not permit any of its Restricted Subsidiaries to issue or sell, any shares of Capital Stock of any Restricted Subsidiary to any Person other than the Company or a Wholly Owned Subsidiary of the Company; PROVIDED, that the Company and its Restricted Subsidiaries may sell all of the Capital Stock of a Restricted Subsidiary owned by the Company and its Restricted Subsidiaries if the Net Proceeds from such Asset Sale are used in accordance with the terms of the covenant described under "-- Limitation on Asset Sales."

    LINE OF BUSINESS. The Company will not, and will not permit any Subsidiary to, directly or indirectly engage in any business other than (a) the business described in this Prospectus, (b) the manufacture, distribution and retailing of confectionery items and (c) any business that in the reasonable, good faith judgment of the Board of Directors of the Company is directly related to such business.

    GUARANTORS. The Indenture provides that so long as any Notes remain outstanding, any Restricted Subsidiary shall (a) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company's obligations under the Notes and the Indenture on the terms set forth in the Indenture and (b) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

    If all of the Capital Stock of any Guarantor is sold to a Person (other than the Company or any of its Restricted Subsidiaries) and the Net Proceeds from such Asset Sale are used in accordance with the terms of the covenant described under "-- Limitation on Asset Sales," then such Guarantor will be released and discharged from all of its obligations under its Guarantee of the Notes and the Indenture.

    REPORTS. Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including for each a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual financial statements only, a report thereon by the Company's independent auditors and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. From and after the time the Company files a registration statement with the Commission with respect to the Notes, the Company will file such information with the Commission, provided the Commission will accept such filing.

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
EVENTS OF DEFAULT AND REMEDIES

    Each of the following will constitute an Event of Default under the
Indenture: (i) default for 30 days in the payment when due of interest on the Notes, (ii) default in payment of principal (or premium, if any) on the Notes when due at maturity, upon redemption, by acceleration or otherwise, (iii) default in the performance or breach of the provisions of "-- Merger, Consolidation or Sale of Assets," and "-- Repurchase Upon Change of Control,"
(iv) failure by the Company or any Guarantor for 30 days after notice to comply with certain other covenants and agreements in the Indenture, the Notes or the Collateral Agreements, (v) default under (after giving effect to any applicable grace periods or any extension of any maturity date) any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Guarantor (or the payment of which is guaranteed by the Company or any Guarantor), whether such Indebtedness or guarantee now exists or is created after the date of the Indenture, if (a) either (1) such default results from the failure to pay principal of such Indebtedness or (2) as a result of such default the maturity of such Indebtedness has been accelerated, and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness with respect to which such a payment default (after the expiration of any applicable grace period or any extension of the maturity date) has occurred, or the maturity of which has been so accelerated, exceeds $5 million in the aggregate, (vi) failure by the Company or any Guarantor to pay final judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $7.5 million which judgments are not stayed within 60 days after their entry, (vii) breach by the Company or any Guarantor of any material representation or warranty set forth in the Collateral Agreements, which breach is not cured by the Company or such Guarantor or waived within 30 days after notice to comply with such breach of a material representation or warranty, (viii) repudiation by the Company or any of the Guarantors of their obligations under the Indenture, the Notes, the Collateral Agreements or the Guarantees or the Company or any Guarantor takes any action that causes, or asserts, or fails to take any action that it knows, or has been notified by the Trustee, is necessary to prevent, the unenforceability of the Indenture, the Notes, the Collateral Agreements or the Guarantees against the Company or any of the Guarantors or is necessary to maintain the priority and perfection of the Liens of the Collateral Agreements, and (ix) certain events of bankruptcy or insolvency with respect to the Company or any of the Guarantors.

    If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare by written notice all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power.

    The holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Trustee, may on behalf of the holders of all of the Notes (i) waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes or a Default or an Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding Note affected, and/or (ii) rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree if all existing Events of Default (except nonpayment of principal or interest that has become due solely because the acceleration) have been cured or waived.

    The Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

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
NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company under the Notes, the Indenture, the Collateral Agreements or the Registration Rights Agreement or for any claim based on, in respect of, or by reason of, such obligations of their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the Federal securities laws and it is the view of the Commission that such a waiver is against public policy.

DEFEASANCE AND DISCHARGE OF THE INDENTURE AND THE NOTES

    The Indenture provides that the Company will be discharged from any and all obligations in respect of the Notes, other than the obligation to duly and punctually pay the principal of, and premium, if any, and interest on, the Notes in accordance with the terms of the Notes and the Indenture upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations that will provide money in an amount sufficient in the opinion of a nationally recognized accounting firm to pay the principal of and premium, if any, and each installment of interest, if any, on the due dates thereof on the Notes. Such trust may only be established if, among other things, (i) the Company has delivered to the Trustee an opinion of independent counsel to the effect that the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred, (ii) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing, and (iii) certain customary conditions precedent are satisfied.

    The Company may satisfy and discharge its obligations and the Guarantors' obligations under the Indenture to holders of the Notes by delivering to the Trustee for cancellation all outstanding Notes or by depositing with the Trustee or the Paying Agent, if applicable, after the Notes have become due and payable, cash sufficient to pay at the stated maturity all of the Notes and paying all other sums payable under the Indenture by the Company.

TRANSFER AND EXCHANGE

    A holder may transfer or exchange New Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. In addition, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered holder of a Note will be treated as the owner of it for all purposes.

PAYMENTS FOR CONSENT

    Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement, which solicitation documents must be mailed to all Holders of the Notes a reasonable length of time prior to the expiration of the solicitation.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the two succeeding paragraphs, the Indenture and the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes) and any existing Default or Event of Default or compliance with any provision of the Indenture, the Notes or the Collateral Agreements may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

    Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder of Notes) (i) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of, or the premium on, or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes or alter the price at which repurchases of the Notes may be made pursuant to an Excess Proceeds Offer or Change of Control Offer, (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes, (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or interest on the Notes, (vii) waive a redemption payment with respect to any Note, (viii) make any change in the provisions of any of the Guarantees that adversely affects the rights of any holder of Notes, (ix) adversely affect the contractual ranking of the Notes or Guarantees, or (x) make any change in the foregoing amendment and waiver provisions.

    Notwithstanding the foregoing, without the consent of the holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to holders of the Notes or a Guarantor's obligation under a Guarantee in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

    Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to Archibald Candy Corporation, 1137 West Jackson Boulevard, Chicago, Illinois 60607, Attention: Secretary.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "ACQUIRED DEBT" means, with respect to the Company or a Restricted Subsidiary, Indebtedness of any other Person existing at the time such other Person merged with or into the Company or a Restricted Subsidiary or became a Restricted Subsidiary, other than Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into the Company or a Restricted Subsidiary or becoming a Restricted Subsidiary.

    "ADJUSTED CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the Consolidated Net Income of such Person plus amortization (including amortization of goodwill, deferred costs and other intangibles) of such Person for such period to the extent such amortization was deducted in computing Consolidated Net Income.

    "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, will mean
(i) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; (ii) in the case of a corporation, beneficial ownership of 10% or more of any class of Capital Stock of such Person; and (iii) in the case of an individual (A) members of such Person's immediate family (as defined in Instruction 2 of Item 404(a) of Regulation S-K under the Securities Act) and (B) trusts, any trustee or beneficiaries of which are such Person or members of such Person's immediate family. Notwithstanding the foregoing to the contrary, neither the Initial Purchasers nor any of their Affiliates will be deemed to be Affiliates of the Company.

    "ASSET SALE" means any direct or indirect (i) sale, assignment, transfer, lease, conveyance, or other disposition (including, without limitation, by way of merger or consolidation) (collectively, a "transfer"), other than in the ordinary course of business, of any assets of the Company or its Restricted Subsidiaries, or (ii) issuance or sale of any Capital Stock of any Subsidiary (in each case, other than to the Company or a Wholly Owned Subsidiary).

    "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

    "CAPITAL STOCK" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, and (ii) with respect to any other Person, any and all partnership interests, membership interests or other indicia of ownership of such Person.

    "CASH EQUIVALENT" means (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), (ii) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500,000,000 and commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor's Corporation or at least P-2 or the equivalent thereof by Moody's Investors Service, Inc. and in each case maturing within one year after the date of acquisition and (iii) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (i) and (ii) above.

    "CONSOLIDATED EBITDA" means, with respect to any Person (the referent Person) for any period, consolidated income (loss) from operations of such Person for such period, determined in accordance with GAAP, plus (to the extent such amounts are deducted in calculating such income (loss) from operations of such Person for such period, and without duplication) amortization, depreciation and other non-cash charges (including, without limitation, amortization of goodwill, deferred financing fees and other intangibles but excluding (a) non-cash charges incurred after the date of the Indenture that require an accrual of or a reserve for cash charges for any future period, except for accrued and unpaid management fee charges under the Tax Sharing and Management Agreement and (b) normally recurring accruals such as reserves against accounts receivable); PROVIDED, HOWEVER that (i) the income from operations of any Person that is not a Wholly Owned Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid during such period to the referent Person or a Wholly Owned Subsidiary of the referent Person, (ii) the income from operations of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded, and (iii) the income from operations of any Subsidiary will not be included to the extent that declarations of dividends or similar distributions by that Subsidiary are not at the time permitted, directly or indirectly, by operation of the terms of its organization documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its owners.

    "CONSOLIDATED INTEREST EXPENSE" means, with respect to any Person for any period, the consolidated interest expense of such Person for such period, whether paid or accrued (including amortization of original issue discount, non-cash interest payment, and the interest component of Capital Lease Obligations), to the extent such expense was deducted in computing Consolidated Net Income of such Person for such period.

    "CONSOLIDATED NET INCOME" means, with respect to any Person (the [referent] Person) for any period, the aggregate of the Net Income of such Person and its consolidated subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; PROVIDED, HOWEVER that (i) the Net Income of any Person that is not a Wholly Owned Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid during such period to the referent Person or a Wholly Owned Subsidiary of the referent Person, (ii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded, and (iii) the Net Income of any Subsidiary will not be included to the extent that declarations of dividends or similar distributions by that Subsidiary are not at the time permitted, directly or indirectly, by operation of the terms of its organization documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its owners.

    "CONSOLIDATED NET WORTH" means, with respect to any Person, the total shareholders' equity of such Person determined on a consolidated basis in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity), (a) the amount of any such shareholders' equity attributable to Disqualified Stock or treasury stock of such Person and its consolidated subsidiaries, and (b) all upward revaluations and other write-ups in the book value of any asset of such Person or a consolidated subsidiary of such Person subsequent to the Issue Date, and (c) all investments in subsidiaries of such Person that are not Restricted Subsidiaries and in Persons that are not subsidiaries of such Person.

    "DEFAULT" means any event that is, or after notice or the passage of time or both would be, an Event of Default.

    "DISQUALIFIED STOCK" means any Equity Interest that, (i) either by its terms or the terms of any security into which it is convertible or for which it is exchangeable or otherwise, is or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased (in whole or in part) prior to the final stated maturity of the Notes or is redeemable (in whole or in part) at the option of the holder thereof at any time prior to such final stated maturity or (ii) is convertible into or exchangeable at the option of the issuer thereof or any other Person for debt securities or Disqualified Stock.

    "EQUITY INTERESTS" means Capital Stock or warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, and in the rules and regulations of the Commission, that are in effect on the Issue Date.

    "GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

    "INDEBTEDNESS" of any Person means (without duplication) (i) all liabilities and obligations, contingent or otherwise, of such Person (a) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) evidenced by bonds, debentures, notes or other similar instruments, (c) representing the deferred purchase price of property or services (other than trade payables on customary terms incurred in the ordinary course of business which are not more than 90 days past due), (d) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) as lessee under capitalized leases, (f) under bankers' acceptance and letter of credit facilities, (g) to purchase, redeem, retire, defease or otherwise acquire for value any Disqualified Stock, or (h) in respect of Hedging Obligations, (ii) all liabilities and obligations of others of the type described in clause (i) that are Guaranteed by such Person, and (iii) all liabilities and obligations of others of the type described in clause (i) that are secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, PROVIDED, HOWEVER, that the amount of such Indebtedness shall (to the extent such Person has not assumed or become liable for the payment of such Indebtedness) be the lesser of (x) the fair market value of such property at the time of determination and (y) the amount of such Indebtedness. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

    "INTEREST COVERAGE RATIO" means, for any period, the ratio of (i) Consolidated EBITDA of the Company for such period, over (ii) Consolidated Interest Expense of the Company for such period. In calculating Interest Coverage Ratio for any period, pro forma effect shall be given to: (a) the incurrence, assumption, guarantee, repayment, repurchase, redemption or retirement by the Company or any of its Subsidiaries of any Indebtedness subsequent to the commencement of the period for which the Interest Coverage Ratio is being calculated, as if the same had occurred at the beginning of the applicable period; and (b) the occurrence of any Asset Sale during such period by reducing Consolidated EBITDA for such period by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets sold and by reducing Consolidated Interest Expense by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness secured by the assets sold and assumed by third parties or repaid with the proceeds of such Asset Sale, in each case as if the same had occurred at the beginning of the applicable period. For purposes of making the computation referred to above, acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including all mergers and consolidations, subsequent to the commencement of such period shall be calculated on a PRO FORMA basis, assuming that all such acquisitions, mergers and consolidations had occurred on the first day of such period. Without limiting the foregoing, the financial information of the Company with respect to any portion of a period that falls before the Issue Date shall be adjusted to give pro forma effect to the issuance of the Notes and the application of the proceeds therefrom as if they had occurred at the beginning of such period.

    "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans, Guarantees, advances or capital contributions (excluding (i) commission, travel and similar advances to officers and employees of such Person made in the ordinary course of business and (ii) bona fide accounts receivable arising from the sale of goods or services in the ordinary course of business consistent with past practice), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, and any other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

    "ISSUE DATE" means the date upon which the Notes are first issued.

    "LIEN" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "NET INCOME" means, with respect to any Person for any period, the net income (loss) of such Person for such period, determined in accordance with GAAP, excluding any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with any Asset Sales and dispositions pursuant to sale and leaseback transactions, and excluding any extraordinary gain (but not loss), together with any related provision for taxes on such gain (but not loss).

    "NET PROCEEDS" means the aggregate cash proceeds received in respect of any Asset Sale, net of (i) the reasonable and customary direct out-of-pocket costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), other than any such costs payable to an Affiliate of the Company, (ii) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets the subject of such Asset Sale, (iii) any reserve for adjustment in respect of the sale price of such asset or assets, (iv) taxes paid or payable as a result thereof, (v) any relocation expenses and pension, severance and shutdown costs incurred as a result thereof, and (vi) any deduction or appropriate amounts to be provided by the Company or any of its Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the assets disposed of in such transaction and retained by the Company or any Subsidiary after such sale or disposition thereof including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters or against any indemnification obligations with respect to such transaction.

    "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other obligations and liabilities of the Company or any of the Guarantors under the Indenture, the Notes, the Guarantees of the Notes or any of the Collateral Agreements.

    "OTHER PERMITTED INDEBTEDNESS" means:

    (i) Indebtedness in respect of reimbursement-type obligations regarding workers' compensation claims;

    (ii) Indebtedness of the Company and its Restricted Subsidiaries in connection with performance, surety, statutory, appeal or similar bonds in the ordinary course of business;

    (iii) Indebtedness of the Company and its Restricted Subsidiaries in connection with agreements providing for indemnification, purchase price adjustments and similar obligations in connection with the sale or disposition of any of their business, properties or assets; and

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
    (iv) The guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of the covenant entitled "Limitation on Incurrence of Indebtedness."

    "PERMITTED INVESTMENTS" means (a) Investments in the Company or any Wholly Owned Subsidiary, (b) Investments in Cash Equivalents, (c) Investments in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Subsidiary and the Capital Stock of such Person is pledged to secure the Obligations, or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Subsidiary, and (d) other Investments that do not exceed in the aggregate $7.5 million at any time outstanding.

    "PERMITTED LIENS" means (i) Liens in favor of the Company and/or its Restricted Subsidiaries other than with respect to intercompany Indebtedness,
(ii) Liens on property of a Person existing at the time such Person is acquired by, merged into or consolidated with the Company or any Restricted Subsidiary, PROVIDED, HOWEVER, that such Liens were not created in contemplation of such acquisition and do not extend to assets other than those subject to such Liens immediately prior to such acquisition, (iii) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary, PROVIDED, HOWEVER, that such Liens were not created in contemplation of such acquisition and do not extend to assets other than those subject to such Liens immediately prior to such acquisition, (iv) Liens incurred in the ordinary course of business in respect of Hedging Obligations, (v) Liens to secure Indebtedness for borrowed money of a Subsidiary in favor of the Company or a Wholly Owned Subsidiary, (vi) Liens (other than pursuant to ERISA or environmental laws) to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations (exclusive of obligations constituting Indebtedness) of a like nature incurred in the ordinary course of business, (vii) Liens existing or created on the Issue Date, (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested or remedied in good faith by appropriate proceedings promptly instituted and diligently concluded, PROVIDED, HOWEVER, that any reserve or other appropriate provision as may be required in conformity with GAAP has been made therefor, (ix) Liens arising by reason of any judgment, decree or order of any court with respect to which the Company or any of its Restricted Subsidiaries is then in good faith prosecuting an appeal or other proceedings for review, the existence of which judgment, order or decree is not an Event of Default under the Indenture, (x) encumbrances consisting of zoning restrictions, survey exceptions, utility easements, licenses, rights of way, easements of ingress or egress over property of the Company or any of its Restricted Subsidiaries, rights or restrictions of record on the use of real property, minor defects in title, landlord's and lessor's liens under leases on property located on the premises rented, mechanics' liens, vendors' liens, and similar encumbrances, rights or restrictions on personal or real property, in each case not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries, (xi) Liens incidental to the conduct of business or the ownership of properties incurred in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, bids, and government contracts and leases and subleases, and (xii) any extension, renewal, or replacement (or successive extensions, renewals or replacements), in whole or in part, of Liens described in clauses
(i) through (xi) above.

    "PERSON" means any individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

    "PREFERRED STOCK" means amounts sufficient to pay (i) cash dividends and mandatory redemption payments under the Senior Preferred Stock and the Class A Preferred Stock and Class B Preferred Stock and (ii) interest payments on Indebtedness of Holdings, the net proceeds of which are in an amount no greater than the amount necessary to redeem the Senior Preferred Stock and Class A Preferred Stock and Class B Preferred Stock and which Indebtedness has no installment of principal due prior to the first anniversary of the Stated Maturity of the Notes.

    "PUBLIC EQUITY OFFERING" means a BONA FIDE underwritten public offering of Qualified Stock of the Company, pursuant to a registration statement filed with and declared effective by the Commission in accordance with the Securities Act.

    "PURCHASE MONEY LIENS" means Liens to secure or securing Purchase Money Obligations permitted to be incurred under the Indenture.

    "PURCHASE MONEY OBLIGATIONS" means Indebtedness representing, or incurred to finance, the cost (i) of acquiring any assets and (ii) of construction or build-out of manufacturing, distribution or administrative facilities (including Purchase Money Obligations of any other Person at the time such other Person is merged with or into or is otherwise acquired by the Company or any Restricted Subsidiary), PROVIDED, HOWEVER, that (a) the principal amount of such Indebtedness does not exceed 100% of such cost, including construction charges,
(b) any Lien securing such Indebtedness does not extend to or cover any other asset or property other than the asset or property being so acquired and (c) such Indebtedness is incurred, and any Liens with respect thereto are granted, within 180 days of the acquisition of such property or asset.

    "QUALIFIED STOCK" means, with respect to any Person, Capital Stock of such Person other than Disqualified Stock.

    "RESTRICTED INVESTMENT" means an Investment other than a Permitted
Investment.

    "RESTRICTED SUBSIDIARY" means a Subsidiary other than an Unrestricted Subsidiary.

    "SUBSIDIARY" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Voting Stock thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (ii) any partnership in which such Person or any of its subsidiaries is a general partner.

    "SUBSIDIARY" means any subsidiary of the Company.

    "UNRESTRICTED SUBSIDIARY" means (a) the Inactive Subsidiaries and (b) any other Subsidiary that has been designated by the Company (by written notice to the Trustee as provided below) as an Unrestricted Subsidiary; PROVIDED, that a Subsidiary may not be designated as an "Unrestricted Subsidiary" unless (i) such Subsidiary does not own any Capital Stock of, or own or hold any Lien on any property of, the Company or any Restricted Subsidiary (other than such Subsidiary), (ii) neither immediately prior thereto nor after giving pro forma effect to such designation, would there exist a Default or Event of Default,
(iii) immediately after giving effect to such designation on a pro forma basis, the Company could incur at least $1.00 of Indebtedness pursuant to the Interest Coverage Ratio test set forth in the covenant described under "-- Limitation on Incurrence of Indebtedness" and (iv) the creditors of such Subsidiary have no direct or indirect recourse (including, without limitation, recourse with respect to the payment of principal or interest on Indebtedness of such Subsidiary) to the assets of the Company or of a Restricted Subsidiary (other than such Subsidiary). The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (i) no Default or Event of Default is existing or will occur as a consequence thereof; and (ii) immediately after giving effect to such designation, on a pro forma basis, the Company could incur at least $1.00 of Indebtedness pursuant to the Interest Coverage Ratio test set forth in the covenant described under "-- Limitation on Incurrence of Indebtedness." Each such designation shall be evidenced by filing with the Trustee a certified copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions. The Company shall be deemed to make an Investment in each Subsidiary designated as an "Unrestricted Subsidiary" immediately following such designation in an amount equal to the Investment in such Subsidiary and its subsidiaries immediately prior to such designation; provided, that if such Subsidiary is subsequently redesignated as a Restricted Subsidiary, the amount of such Investment shall be deemed to be reduced (but not below zero) by the fair market value of the net consolidated assets of such Subsidiary on the date of such redesignation.

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
    "VOTING STOCK" means, with respect to any Person, (i) one or more classes of the Capital Stock of such Person having general voting power to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes have or might have voting power by reason of the happening of any contingency) and (ii) any Capital Stock of such Person convertible or exchangeable without restriction at the option of the holder thereof into Capital Stock of such Person described in clause (i) above.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years (rounded to the nearest one-twelfth) obtained by dividing (i) the then outstanding principal amount of such Indebtedness into
(ii) the total of the product obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

    "WHOLLY OWNED SUBSIDIARY" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or one or more Wholly Owned Subsidiaries.

BOOK-ENTRY, DELIVERY AND FORM

    Except as set forth in the next paragraph, the New Notes to be issued as set forth herein will initially be issued in the form of one or more registered Global New Notes (the "Global New Notes"), each of which will be deposited on the date of the acceptance for exchange of Old Notes and the issuance of the New Notes with, or on behalf of, the Depository and registered in the name of Cede & Co., as nominee of the Depository (such nominee being referred to herein as the "Global New Note Holder"). Interests in Global New Notes will be available for purchase only by QIBs (defined below). The following are summaries of certain rules and operating procedures of the Depository which affect the Global New Notes.

    New Notes that are (i) originally issued to or transferred to institutional "accredited investors" who are not QIBs or to any other persons who are not QIBs (the "Non-Global Purchasers") or (ii) issued as described under "Certificated New Notes," will be issued in registered form (the "Certificated New Notes"). Upon the transfer to a QIB of Certificated New Notes initially issued to a Non-Global Purchaser, such Certificated New Notes will, unless the applicable Global New Note has previously been exchanged for Certificated New Notes, be exchanged for an interest in the Global New Note representing the principal amount of New Notes being transferred.

    The Depository has advised the Company that it is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depository's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depository's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depository's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depository's Participants or the Depository's Indirect Participants.

    The Company expects that pursuant to procedures established by the Depository (i) upon deposit of the Global New Notes, the Depository will credit the accounts of Participants designated by the Initial Purchasers with portions of the Global New Notes and (ii) ownership of the New Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the interests of the Depository's Participants), the Depository's Participants and the Depository's Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer New Notes will be limited to such extent.

    So long as the Global New Note Holder is the registered owner of any New Notes, the Global New Note Holder will be considered the sole owner of such New Notes outstanding under the Indenture. Except as provided below, owners of beneficial interests in a Global New Note will not be entitled to have New Notes represented by such Global New Note registered in their names, will not receive or be entitled to receive physical delivery of New Notes in certificated form, and will not be considered the owners or holders thereof under the Indenture for any purpose. As a result, the ability of a person having a beneficial interest in New Notes represented by a Global New Note to pledge such interest to persons or entities that do not participate in the Depository's system or to otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest. Accordingly, each QIB owning a beneficial interest in a Global New Note must rely on the procedures of the Depository and, if such QIB is not a Participant or an Indirect Participant, on the procedures of the Participant through which such QIB owns its interest, to exercise any rights of a holder under such Global New Note or the Indenture.

    Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of New Notes by the Depository, or for maintaining, supervising or reviewing any records of the Depository relating to such New Notes.

    Payments in respect of the principal of, premium, if any, and interest on any New Notes registered in the name of a Global New Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global New Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the New Notes, including the Global New Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of New Notes (including principal, premium, if any, and interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective interests in the Global New Notes in principal amount of beneficial interests in the relevant security as shown on the records of the Depository. Payments by the Depository's Participants and the Depository's Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depository's Participants or the Depository's Indirect Participants.

CERTIFICATED SECURITIES

    If (i) the Company notifies the Trustee in writing that the Depository is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of New Notes in definitive form under the Indenture, then, upon surrender by the relevant Global New Note Holder of its Global New Note, Certificated New Notes in such form will be issued to each person that such Global New Note Holder and the Depository identify as the beneficial owner of the related New Notes. In addition, subject to certain conditions, any person having a beneficial interest in the Global New Note may, upon request to the Trustee, exchange such beneficial interest for New Notes in the form of Certificated New Notes. Upon any such issuance, the Trustee is required to register such Certificated New Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof) in fully registered form.

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
               OLD NOTES REGISTRATION RIGHTS; LIQUIDATED DAMAGES

    In connection with the sale of the Old Notes, the Company and the Initial Purchasers entered into the Registration Rights Agreement pursuant to which the Company agreed, for the benefit of the holders of Old Notes, that it would, at its cost, (i) within 60 days of the Issue Date file with the Commission an Exchange Offer Registration Statement; (ii) use its best efforts to cause such Exchange Offer Registration Statement to become effective under the Securities Act as promptly or practicable after the filing of the Exchange Offer Registration Statement, but in no event later than the 120th day after the Issue Date; (iii) keep the Exchange Offer Registration Statement effective until the consummation of the Exchange Offer pursuant to its terms and (iv) unless the Exchange Offer would not be permitted by a policy of the Commission, commence the Exchange Offer and use its best efforts to issue, on or prior to 45 days after the date on which the Exchange Offer Registration Statement is declared effective, New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer. The Company has agreed to keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice thereof is mailed to the holders of Old Notes.

    If (i) prior to the consummation of the Exchange Offer, either the Company or the holders of a majority in aggregate principal amount of Notes determines in its reasonable judgment that (a) the New Notes would not, upon receipt, be tradeable by the holders thereof without restriction under the Securities Act and the Exchange Act and without material restrictions under applicable Blue Sky or state securities laws, or (B) the interests of the holders under the Registration Rights Agreement, taken as a whole, would be materially adversely affected by the consummation of the Exchange Offer, (ii) applicable interpretations of the staff of the Commission would not permit the consummation of the Exchange Offer within 120 days of the Issue Date, (iii) subsequent to the consummation of the Private Exchange but within one year of the Issue Date, the Initial Purchasers so request, (iv) the Exchange Offer is not consummated within 165 days of the Issue Date for any reason or (v) in the case of any holder not permitted to participate in the Exchange Offer or of any holder participating in the Exchange Offer that receives New Notes that may not be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of the Company within the meaning of the Securities Act) and, in either case contemplated by clause (v), such holder notifies the Company within six months of consummation of the Exchange Offer, then the Company shall promptly deliver to the holders (or in the case of any occurrence of the event described in clause (v), to any such holder) and the Trustee notice thereof and shall as promptly as possible thereafter file the Shelf Registration Statement.

    If (a) neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been filed with the Commission within 60 days of the Issue Date; (b) neither the Exchange Offer Registration Statement nor the Shelf Registration Statement is declared effective by the Commission within 120 days of the Issue Date; (c) the Company has not exchanged New Notes for Old Notes validly tendered in accordance with the terms of the Exchange Offer within 45 days after the date on which an Exchange Offer Registration Statement is declared effective by the Commission; or (d) if a Shelf Registration Statement is filed and declared effective by the Commission but thereafter ceases to be effective without being succeeded within 30 days by a subsequent shelf registration statement filed and declared effective (each of the foregoing a "Registration Default"), then the Company will pay as liquidated damages ("Liquidated Damages") to each holder of Notes with respect to the first 90-day period immediately following the occurrence of such Registration Default an amount equal to $.05 per week per $1,000 principal amount of Notes held by such holder. Upon a Registration Default, Liquidated Damages will accrue at the rate specified above until such Registration Default is cured and the amount of Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Notes with respect to each subsequent week after the first 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.40 per week per $1,000 principal amount of Notes. All accrued Liquidated Damages will be paid by the Company by depositing with the Trustee, in trust, for the benefit of the holders thereof, by 12:00 noon, New York City time, on or before the applicable semi-annual interest payment date for the Notes, immediately available funds in sums sufficient to pay the liquidated damages then due. The liquidated damages amount due shall be payable on each interest payment date to the record holder of Notes entitled to receive the interest payment to be made on such date as set forth in the Indenture.

    The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF NEW NOTES

    The following summary of federal income tax consequences has been prepared by Winston & Strawn. The summary is based on current law and certain proposed regulations and is for general information only. Forthcoming legislative, regulatory, judicial or administrative changes or interpretations could affect the federal income tax consequences to holders of New Notes. The tax treatment of a holder may vary depending upon whether the holder is a cash-method or accrual-method taxpayer and upon the holder's particular status. For example, certain holders, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, holders that hold Notes as part of a straddle, hedge or conversion transaction and foreign persons may be subject to special rules not discussed below.

EXCHANGE OFFER

    The exchange of New Notes for Old Notes pursuant to the Exchange Offer will not be treated as an "exchange" for federal income tax purposes because the New Notes will not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes received by a holder will be treated as a continuation of the Old Notes in the hands of such holder. As a result, there will be no federal income tax consequences to holders exchanging Old Notes for New Notes pursuant to the Exchange Offer. The holder must continue to include stated interest in income as if the exchange had not occurred (including interest on Old Notes that ceased to accrue from the most recent date that interest has been paid on the Old Notes to the date of issuance of the New Notes). If, however, the exchange of Old Notes for New Notes were treated as an "exchange" for federal income tax purposes, such exchange would constitute a recapitalization for federal income tax purposes. Holders exchanging Old Notes pursuant to such a recapitalization would not recognize any gain or loss upon the exchange.

STATED INTEREST/ORIGINAL ISSUE DISCOUNT

    The Company intends to take the position (which generally will be binding on holders) that the Old Notes were not issued with original issue discount. Accordingly, holders of Old Notes and New Notes should include stated interest (subject to the amortization of any amortizable bond premium, as discussed below) in gross income in accordance with their methods of accounting for federal income tax purposes. The Company's position is based on the assumptions made by the Company that an optional redemption of the Old Notes or New Notes will not occur and that no liquidated damages will be paid pursuant to the Registration Rights Agreement. The Internal Revenue Service may take a different position, which could affect the timing and character of income by holders. Holders should consult their tax advisors as to the possible treatment of liquidated damages.

AMORTIZABLE BOND PREMIUM

    If a holder's purchase price for an Old Note (excluding amounts paid that are attributable to accrued interest) was greater than the Old Note's face amount, such holder will be considered to have purchased the New Note exchanged for such Old Note with "amortizable bond premium" equal in amount to such excess. A holder of an Old Note that has elected to amortize such amortizable bond premium (to reduce the amount of stated interest income on the Old Note) will continue to amortize such premium on the New Note (to reduce the amount of stated interest income on the New Note) using the same constant yield method and term as that determined for the Old Note. A holder of a New Note with amortizable bond premium that did not elect to amortize such premium on the Old Note may elect to amortize such premium (to reduce the amount of stated interest income on the New Note), using a constant yield method, over the remaining term of the New Note (beginning from the first taxable year of the holder for which the holder makes such election, as described below) with reference to either the amount payable on maturity or, if it results in a smaller premium attributable to the period through an earlier call date, with reference to the amount payable on such earlier call date. An election to amortize bond premium on the New Note will apply to the New Note, as well as all taxable debt obligations owned by such holder at the beginning of the holder's taxable year for which the holder makes the election and thereafter acquired by the holder and may be revoked only with the consent of the Internal Revenue Service.

    The Internal Revenue Service has published proposed regulations concerning amortizable bond premium, which if made final in their present form could affect the accrual of amortizable bond premium by holders of Old Notes and New Notes. Although such proposed regulations, by their terms, will not be effective until at least 60 days after they are made final, in their present form, if a holder of an Old Note or New Note elects to amortize bond premium for the taxable year containing such effective date, the proposed regulations would apply to all the holder's debt instruments held on or after the first day of that taxable year. It cannot be predicted at this time whether the proposed regulations will become effective or what, if any, modifications will be made to them prior to their becoming effective. Holders of Old Notes and New Notes should consult their tax advisors concerning the making of an election to amortize bond premium.

SALE OR OTHER DISPOSITION OF NEW NOTES

    A holder of a New Note will have a tax basis in the New Note equal to the holder's purchase price for the Old Note, increased by the amount of interest, determined in accordance with the rules concerning amortizable bond premium described above, and market discount that is included in the holder's gross income and decreased by payments of such interest and market discount received (in cash) by the holder.

    A holder of a New Note will generally recognize gain or loss on the sale, exchange, redemption or retirement of the New Note equal to the difference (if any) between the amount realized from such sale, exchange, redemption or retirement and the holder's basis in the New Note. Such gain or loss will generally be long-term capital gain (except to the extent attributable to market discount) or loss if the New Note has been held more than one year (including the period that such holder held the Old Note prior to exchange).

BACKUP WITHHOLDING

    A noncorporate holder of New Notes that either (a) is (i) a citizen or resident of the United States, (ii) a partnership, corporation or generally another entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or
(iv) generally a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust and (y) one or more fiduciaries, which are United States persons, have the authority to control all substantial decisions of the trust or (b) is not described in the preceding clause (a), but whose income from interest (including amortizable bond premium) with respect to the New Notes or proceeds from the disposition of the New Notes is effectively connected with such holder's conduct of the United States trade or business, and that receives interest with respect to the New Notes or proceeds from the disposition of the New Notes will generally not be subject to backup withholding on such payments or distributions if it certifies, under penalty of perjury, that it has furnished a correct Taxpayer Identification Number ("TIN") and it is not subject to backup withholding either because it has not been notified by the Internal Revenue Service that it is subject to backup withholding or because the Internal Revenue Service has notified it that it is no longer subject to backup withholding. Such certification may be made on an Internal Revenue Service Form W-9 or substantially similar form. However, backup withholding will apply to such a holder if the holder (i) fails to furnish its TIN, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that it has failed to properly report such payments of interest or dividends or (iv) under certain circumstances, fails to make such certification.

    The Company will withhold (at a rate of 31%) all amounts required by law to be withheld from reportable payments made with respect to the New Notes. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

    Holders of the New Notes should consult their tax advisors regarding the application of backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

    THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH HOLDER OF NEW NOTES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES OF HOLDING, EXCHANGING OR SELLING THE NEW NOTES INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY CHANGES IN APPLICABLE TAX LAWS.

                              PLAN OF DISTRIBUTION

    Based on its view of interpretations provided by the staff of the Commission to third parties in several no-action letters, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any holder which is (i) an Affiliate of the Company, (ii) a broker-dealer who acquired Old Notes directly from the Company or (iii) a broker-dealer who acquired Old Notes as a result of market making or other trading activities) without further compliance with the registration and prospectus delivery requirements of the Securities Act provided that such New Notes are acquired in the ordinary course of such holder's business, and such holder is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of such New Notes; provided that broker-dealers ("Participating Broker-Dealers") receiving New Notes in the Exchange Offer will be subject to a prospectus delivery requirement with respect to resales of such New Notes. However, the Company does not intend to request the Commission to consider, and the Commission has not considered, the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in other circumstances. To date, the staff of the Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the Exchange Offer (other than a resale of an unsold allotment from the sale of the Old Notes to the Initial Purchasers) with the prospectus contained in the Registration Statement. Pursuant to the Registration Rights Agreement, the Company has agreed to permit Participating Broker Dealers and other persons, if any, subject to similar prospectus delivery requirements to use this Prospectus in connection with the resale of such New Notes. The Company has agreed that, for a period of 180 days after the Exchange Date, it will make this Prospectus, and any amendment or supplement to this Prospectus, available to any broker-dealer that requests such documents in the Letter of Transmittal.

    Each holder of the Old Notes who wishes to exchange its Old Notes for New Notes in the Exchange Offer will be required to make certain representations to the Company as set forth in "The Exchange Offer -- Terms and Conditions of the Letter of Transmittal." In addition, each holder who is a broker-dealer and who receives New Notes for its own account in exchange for Old Notes that were acquired by it as a result of market making activities or other trading activities, will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such New Notes.

    The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    The Company has agreed to pay all expenses incidental to the Exchange Offer other than commissions and concession of any brokers or dealers and will indemnify holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the Registration Rights Agreement.

                                 LEGAL MATTERS

    The validity of the New Notes will be passed upon for the Company by Winston & Strawn, Chicago, Illinois.

                                    EXPERTS

    The financial statements of Archibald Candy Corporation as of August 26, 1995 and August 31, 1996 and for each of the fiscal years in the three year period ended August 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
ARCHIBALD CANDY CORPORATION
Report of Independent Auditors.............................................................................     F-2
Balance Sheets as of August 26, 1995 and August 31, 1996...................................................     F-3
Statements of Operations for the fiscal years ended August 31, 1994, August 26, 1995 and August 31, 1996...     F-4
Statements of Changes in Shareholder's Equity (Deficit) for the fiscal years ended August 31, 1994, August
  26, 1995 and August 31, 1996.............................................................................     F-5
Statements of Cash Flows for the fiscal years ended August 31, 1994, August 26, 1995 and August 31, 1996...     F-6
Notes to Financial Statements..............................................................................     F-7
Balance Sheets as of May 25, 1996 and May 31, 1997 (UNAUDITED).............................................    F-16
Statements of Operations and Changes in Accumulated Deficit for the thirty-nine weeks ended May 25, 1996
  and May 31, 1997 (UNAUDITED).............................................................................    F-17
Statements of Cash Flows for the thirty-nine weeks ended May 25, 1996 and May 31, 1997 (UNAUDITED).........    F-18
Notes to Financial Statements (UNAUDITED)..................................................................    F-19

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Archibald Candy Corporation

    We have audited the accompanying balance sheets of Archibald Candy Corporation as of August 26, 1995 and August 31, 1996 and the related statements of operations, shareholder's equity (deficit) and cash flows for the fiscal years ended August 31, 1994, August 26, 1995 and August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the 1994, 1995 and 1996 financial statements referred to above present fairly, in all material respects, the financial position of Archibald Candy Corporation as of August 26, 1995 and August 31, 1996 and the results of its operations and its cash flows for the fiscal years ended August 31, 1994, August 26, 1995 and August 31, 1996 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois

October 25, 1996

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)

                                 BALANCE SHEETS
                   AS OF AUGUST 26, 1995 AND AUGUST 31, 1996

                                                                                               1995        1996
                                                                                            ----------  ----------
                                                                                            (DOLLARS IN THOUSANDS)
                                                      ASSETS
Current assets:
  Cash and cash equivalents...............................................................  $      482  $      380
  Accounts receivable, less allowance for doubtful accounts of $15 in 1995 and $126 in
    1996..................................................................................         684         329
  Due from affiliate......................................................................          --         543
  Inventories.............................................................................      18,365      18,638
  Prepaid expenses and other current assets...............................................       1,287       1,083
                                                                                            ----------  ----------
Total current assets......................................................................      20,818      20,973

Property, plant, and equipment............................................................      23,543      20,651
Goodwill less accumulated amortization of $4,443 ($3,509 in 1995).........................      33,827      32,893
Noncompete agreements and other intangibles, less accumulated amortization of $72 ($54 in
  1995)...................................................................................         162         145
Deferred financing fees less accumulated amortization of $1,613 ($893 in 1995)............       2,438       1,701
Other assets..............................................................................       2,310       2,305
                                                                                            ----------  ----------
Total assets..............................................................................  $   83,098  $   78,668
                                                                                            ----------  ----------
                                                                                            ----------  ----------
                                  LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Accounts payable........................................................................  $    4,073  $    4,467
  Accrued liabilities.....................................................................       5,586       3,846
  Accrued management fee..................................................................       1,137       1,501
  Payroll and related liabilities.........................................................       1,550       1,717
  Revolving line of credit................................................................      11,000       9,100
  Current portion of long-term debt and capital lease obligations.........................         358       4,063
                                                                                            ----------  ----------
Total current liabilities.................................................................      23,704      24,694

Long-term debt and accrued interest, less current portion.................................      72,759      68,872
Capital lease obligations, less current portion...........................................         668         550

Shareholder's equity (deficit):
  Common stock, $0.01 par value:
    Authorized -- 25,000 shares
    Issued and outstanding -- 19,200 shares...............................................          --          --
  Additional paid-in-capital..............................................................      18,700      18,700
  Accumulated deficit.....................................................................     (32,733)    (34,148)
                                                                                            ----------  ----------
Total shareholder's equity (deficit)......................................................     (14,033)    (15,448)
                                                                                            ----------  ----------
Total liabilities and shareholder's equity (deficit)                                        $   83,098  $   78,668
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                            See accompanying notes.

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)

                            STATEMENTS OF OPERATIONS
        YEARS ENDED AUGUST 31, 1994, AUGUST 26, 1995 AND AUGUST 31, 1996

                                                                                  1994        1995        1996
                                                                               ----------  ----------  ----------
                                                                                     (DOLLARS IN THOUSANDS)
Net sales....................................................................  $  115,732  $  115,555  $  117,348
Cost of sales, excluding depreciation........................................      43,434      40,246      41,010
Selling, general, and administrative expenses, excluding depreciation and
  amortization...............................................................      64,454      61,544      61,120
Depreciation and amortization expense........................................       7,391       6,651       5,135
Amortization of goodwill and other intangibles...............................       5,825       3,348       1,672
Management fees and other fees...............................................         478         476         466
                                                                               ----------  ----------  ----------
Operating income (loss)......................................................      (5,850)      3,290       7,945

Other (income) and expense:
  Interest expense...........................................................       8,913       9,237       9,455
  Interest and other income and expense......................................        (207)       (275)       (444)
                                                                               ----------  ----------  ----------
Loss before income taxes and extraordinary item..............................     (14,556)     (5,672)     (1,066)
Provision (benefit) for income taxes.........................................        (358)        (68)        349
                                                                               ----------  ----------  ----------
Loss before extraordinary item...............................................     (14,198)     (5,604)     (1,415)
Extraordinary item -- Loss from early extinguishment of debt.................       2,242          --          --
                                                                               ----------  ----------  ----------
Net loss.....................................................................  $  (16,440) $   (5,604) $   (1,415)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                            See accompanying notes.

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)

            STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY (DEFICIT)

                             (DOLLARS IN THOUSANDS)

                                                         COMMON STOCK
                                                      -------------------  ADDITIONAL                       TOTAL
                                                        NUMBER              PAID-IN-    ACCUMULATED     SHAREHOLDER'S
                                                      OF SHARES   AMOUNT     CAPITAL      DEFICIT     EQUITY (DEFICIT)
                                                      ----------  -------  -----------  ------------  -----------------
Balance at August 31, 1993..........................     19,200   $   --   $   18,700   $   (10,427 ) $          8,273
Net loss............................................         --       --           --       (16,440 )          (16,440 )
Common stock dividends..............................         --       --           --          (262 )             (262 )
                                                      ----------  -------  -----------  ------------          --------
Balance at August 31, 1994..........................     19,200       --       18,700       (27,129 )           (8,429 )
Net loss............................................         --       --           --        (5,604 )           (5,604 )
                                                      ----------  -------  -----------  ------------          --------
Balance at August 26, 1995..........................     19,200       --       18,700       (32,733 )          (14,033 )
Net loss............................................         --       --           --        (1,415 )           (1,415 )
                                                      ----------  -------  -----------  ------------          --------
Balance at August 31, 1996..........................     19,200   $   --   $   18,700   $   (34,148 ) $        (15,448 )
                                                      ----------  -------  -----------  ------------          --------
                                                      ----------  -------  -----------  ------------          --------

                            See accompanying notes.

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)

                            STATEMENTS OF CASH FLOWS
        YEARS ENDED AUGUST 31, 1994, AUGUST 26, 1995 AND AUGUST 31, 1996

                                                         1994        1995        1996
                                                      ----------  ----------  ----------
                                                            (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
Net loss............................................  $  (16,440) $   (5,604) $   (1,415)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation and amortization.....................      13,216       9,999       6,807
  Net gain on disposal of property, plant, and
    equipment.......................................        (593)         --        (441)
  Loss from early extinguishment of debt............       2,242          --          --
Changes in operating assets and liabilities:
  Accounts receivable, net..........................         400        (382)        355
  Due from affiliate................................          --          --        (543)
  Inventories.......................................        (900)     (1,863)       (273)
  Prepaid expenses and other current assets.........        (107)       (793)       (263)
  Other assets......................................         385         380           5
  Accounts payable and accrued liabilities..........         726       2,814        (115)
                                                      ----------  ----------  ----------
Net cash provided by (used in) operating
  activities........................................      (1,071)      4,551       4,117

INVESTING ACTIVITIES
Purchase of property, plant, and equipment..........      (3,655)     (2,325)     (2,280)
Proceeds from sale of property, plant, and
  equipment.........................................          54         367       1,159
                                                      ----------  ----------  ----------
Net cash used in investing activities...............      (3,601)     (1,958)     (1,121)

FINANCING ACTIVITIES
Borrowings of long-term debt........................      38,000      34,200          --
Net increase (decrease) in revolving line of
  credit............................................         500      (2,500)     (1,900)
Repayments of long-term debt........................     (30,000)    (34,450)       (900)
Principal payments of capital lease obligations.....        (137)       (229)       (269)
Finance fees new loan agreement.....................      (2,400)       (491)        (29)
The Jordan Company investment banking fee...........        (500)         --          --
Dividends paid......................................        (262)         --          --
                                                      ----------  ----------  ----------
Net cash provided by (used in) financing
  activities........................................       5,201      (3,470)     (3,098)
                                                      ----------  ----------  ----------
Net increase (decrease) in cash and cash
  equivalents.......................................         529        (877)       (102)
Cash and cash equivalents beginning of period.......         830       1,359         482
                                                      ----------  ----------  ----------
Cash and cash equivalents end of period.............  $    1,359  $      482  $      380
                                                      ----------  ----------  ----------
                                                      ----------  ----------  ----------
SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS
Acquisition of equipment under capital lease
  agreements........................................  $      585  $      272  $      214
                                                      ----------  ----------  ----------
                                                      ----------  ----------  ----------
SUPPLEMENTAL SCHEDULE OF CASH TRANSACTIONS
Interest paid.......................................  $    8,950  $    6,566  $   10,631
                                                      ----------  ----------  ----------
                                                      ----------  ----------  ----------

                            See accompanying notes.

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)

                         NOTES TO FINANCIAL STATEMENTS
                                AUGUST 31, 1996

                             (DOLLARS IN THOUSANDS)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

    The Company is one of the best known and most highly regarded confectioners in the Midwestern and Eastern United States. The Company is both a manufacturer and retailer of quality boxed chocolates sold under the popular Fannie May and Fanny Farmer brand names. Fannie May and Fanny Farmer candies are sold through more than 1,100 supermarkets, drug stores and gift shops. The Company also operates mail order, quantity order and wholesale specialty programs.

    In 1995, the Company changed its fiscal year end to the last Saturday in August from the last day in August. As a result of this change 1995 had less than 52 weeks. The fiscal year ended August 31, 1996 had 53 weeks.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

    INVENTORIES

    Inventories are stated at the lower of cost or market. Inventories are valued primarily at either average or first-in, first-out (FIFO) cost.

    PROPERTY, PLANT, AND EQUIPMENT

    Property, plant, and equipment are recorded at cost. Depreciation and amortization are determined over the estimated useful lives of the assets using the straight-line method for both financial reporting and tax purposes. Building and leasehold improvements at various locations are amortized over a predetermined life, considering the term of each lease.

    INTANGIBLES AND DEFERRED COSTS

    Goodwill is amortized on a straight-line basis over a 40-year period. Deferred financing costs are amortized over the terms of the loans.

    The Company evaluates whether indicators of impairment of long-lived assets, including goodwill, are present, and if such indicators are present, the Company determines whether the sum of the estimated undiscounted cash flows attributable to such assets is less than their carrying amounts. If so, the Company would recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. The Company has determined that no impairment loss has occurred related to long-lived assets.

    INCOME TAXES

    Income taxes are accounted for under Financial Accounting Standards Board
(FASB) Statement 109, ACCOUNTING FOR INCOME TAXES. Statement 109 requires the liability method for financial accounting and reporting for income taxes. Under this method, a current tax asset or liability is recognized for the estimated taxes payable or refundable on tax returns for the current year, and deferred tax assets or

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)

                         NOTES TO FINANCIAL STATEMENTS
                          AUGUST 31, 1996 (CONTINUED)

                             (DOLLARS IN THOUSANDS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards using the enacted rates and laws that will be in effect when the differences are expected to reverse.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    ADVERTISING COSTS

    The Company expenses advertising costs as incurred, except for the costs associated with the development of print advertising which are deferred and expensed upon first showing. Advertising expense was $3,145, $3,170 and $2,733 for 1994, 1995 and 1996, respectively. At August 26, 1995 and August 31, 1996, the Company had $483 and $388, respectively, of print advertising costs which are included in prepaids and other current assets in the accompanying balance sheets.

3. INVENTORIES

    Inventories at August 26, 1995 and August 31, 1996, are comprised of the following:

                                                                            1995       1996
                                                                          ---------  ---------
Raw materials...........................................................  $   7,935  $   8,101
Work in process.........................................................        144        168
Finished goods..........................................................     10,286     10,369
                                                                          ---------  ---------
                                                                          $  18,365  $  18,638
                                                                          ---------  ---------
                                                                          ---------  ---------

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)

                         NOTES TO FINANCIAL STATEMENTS
                          AUGUST 31, 1996 (CONTINUED)

                             (DOLLARS IN THOUSANDS)

4. PROPERTY, PLANT, AND EQUIPMENT

    Property, plant, and equipment at August 26, 1995 and August 31, 1996, are comprised of the following:

                                                                           1995        1996
                                                                        ----------  ----------
Land..................................................................  $    3,635  $    3,539
Machinery and equipment...............................................      12,948      13,569
Buildings and improvements............................................      15,094      15,208
Furniture and fixtures................................................       2,639       2,323
Leasehold improvements................................................      10,625      10,704
                                                                        ----------  ----------
                                                                            44,941      45,343
Less: Accumulated depreciation........................................     (21,398)    (24,692)
                                                                        ----------  ----------
                                                                        $   23,543  $   20,651
                                                                        ----------  ----------
                                                                        ----------  ----------

5. BENEFIT PLANS

    The Company maintains noncontributory pension plans for substantially all employees. The Company intends to fund pension costs in amounts not less than amounts required by the Employee Retirement Income Security Act of 1974.

    The net periodic pension cost recognized as expense for the years ended August 31, 1994, August 26, 1995 and August 31, 1996, consists of the following:

                                                                        1994       1995       1996
                                                                      ---------  ---------  ---------
Service cost........................................................  $     278  $     350  $     350
Interest cost.......................................................        334        366        379
Return on plan assets...............................................       (194)      (531)      (710)
Other...............................................................       (275)       123        267
                                                                      ---------  ---------  ---------
 ....................................................................  $     143  $     308  $     286
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)

                         NOTES TO FINANCIAL STATEMENTS
                          AUGUST 31, 1996 (CONTINUED)

                             (DOLLARS IN THOUSANDS)

5. BENEFIT PLANS (CONTINUED)
    The following table sets forth the Plans' funded status and amounts recognized in the Company's consolidated balance sheets at August 26, 1995 and August 31, 1996:

                                                                               1995       1996
                                                                             ---------  ---------
Actuarial present value of:
  Accumulated benefit obligations:
    Vested.................................................................  $   3,739  $   3,630
    Nonvested..............................................................        283        810
                                                                             ---------  ---------
                                                                                 4,022      4,440
  Present value of future compensation.....................................        825        384
                                                                             ---------  ---------
                                                                                 4,847      4,824
Assets relating to such benefits:
  Market value of funded assets, primarily invested in money market and
    equity securities......................................................      5,929      6,001
                                                                             ---------  ---------
  Overfunded projected benefit obligation..................................      1,082      1,177
  Unrecognized gain........................................................        557        177
                                                                             ---------  ---------
Pension asset recorded as a long-term asset................................  $   1,639  $   1,354
                                                                             ---------  ---------
                                                                             ---------  ---------

    The assumptions used in determining the present value of benefits were:

Discount rate.........................................................................        8.0%
Expected rate of return on assets.....................................................        8.0
Rate of increase in compensation......................................................        3.0

    The Company also maintains 401(k) and profit sharing trust plans for substantially all employees. Effective January 1, 1994, the Company amended the Plan to include the 401(k) deferral option for the employees. The Company allows full-time, regular employees to elect to participate in the 401(k) portion of the plans upon hire or upon the next entry date of March 1 or September 1 upon the attainment of age 21. Employees can also become participants in the profit sharing portion of the plans on March 1 or September 1 upon the attainment of the age of 21 and the completion of one year and at least 1,000 hours of service. Employees may contribute 1% to 15% of their compensation. The Company contributes to the Plans a discretionary amount as approved by the Board of Directors. In 1994, 1995 and 1996, the total Company expense related to the Plans was $175, $75 and $75, respectively.

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)

                         NOTES TO FINANCIAL STATEMENTS
                          AUGUST 31, 1996 (CONTINUED)

                             (DOLLARS IN THOUSANDS)

6. LEASES

    The Company leases the majority of its retail stores under operating leases. Rent expense, for the years ended August 31, 1994, August 26, 1995 and August 31, 1996, consisted of the following:

                                                                  1994       1995       1996
                                                                ---------  ---------  ---------
Fixed minimum.................................................  $  12,323  $  11,480  $   8,390
Rent based on percentage of sales.............................        523        563        523
                                                                ---------  ---------  ---------
                                                                $  12,846  $  12,043  $   8,913
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

    During 1994 the Company entered into capital leases for several tractors and trailers. During 1995 and 1996 the Company entered into capital leases for machinery and equipment.

    Future minimum lease payments required under the noncancellable leases having lease terms in excess of one year at August 31, 1996, are as follows:

                                                                            OPERATING     CAPITAL
                                                                           -----------  -----------
1997.....................................................................   $   7,589    $     396
1998.....................................................................       5,788          408
1999.....................................................................       4,412          106
2000.....................................................................       2,907           31
2001.....................................................................       1,604           22
Thereafter...............................................................       2,129           --
                                                                           -----------       -----
                                                                               24,429          963
Interest.................................................................          --          (92)
                                                                           -----------       -----
                                                                            $  24,429    $     871
                                                                           -----------       -----
                                                                           -----------       -----

7. DEBT

    Debt at August 26, 1995 and August 31, 1996, is comprised of the following:

                                                                            1995       1996
                                                                          ---------  ---------
Revolving credit agreement..............................................  $  11,000  $   9,100
Senior term loan A......................................................     30,750     29,850
Senior term loan B......................................................      7,000      7,000
Subordinated notes......................................................     35,000     35,000
                                                                          ---------  ---------
                                                                             83,750     80,950
Less: Current portion...................................................     11,100     12,842
                                                                          ---------  ---------
Long-term debt..........................................................  $  72,650  $  68,108
                                                                          ---------  ---------
                                                                          ---------  ---------

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)

                         NOTES TO FINANCIAL STATEMENTS
                          AUGUST 31, 1996 (CONTINUED)

                             (DOLLARS IN THOUSANDS)

7. DEBT (CONTINUED)
    On August 12, 1994, the Company and its parent, Fannie May Holdings, Inc. (Holdings), refinanced its Revolving Credit Facility and its Senior Secured Notes. As a result of the refinancing, the Company recognized an extraordinary charge of $2,242 related to deferred financing fees for the original credit agreements.

    On June 28, 1995, the Company amended its revolving credit facility and its senior secured notes. The new agreement consists of a $30,750 term loan A, $7,000 term loan B and a $20,000 revolving credit facility. The revolving credit facility expires on January 31, 2000, and requires a commitment fee of one-half percent per annum on the unused commitment, payable quarterly. Borrowings under the line of credit were $9,100 at August 31, 1996, and $11,000 at August 26, 1995. The available borrowings under the revolving credit facility shall be subject to a borrowing base (defined in the agreement as certain percentages of accounts receivable and inventories); provided that during the period from May 1 to July 31 the Company may borrow $5,000 in addition to the borrowing base limit; and from August 1 to December 31 the Company may borrow $13,000 in addition to the borrowing base limit. The term loan A is to be repaid in eight installments which commenced on January 31, 1995, and will continue through January 31, 2000. The term loan will be permanently reduced by the amount of each installment. On March 31 of each year, mandatory prepayments are made for an amount equal to the lesser of (A) 50% of the excess cash flow shown in the projections for such fiscal year and (B) 100% of the excess cash flow for the two fiscal quarter periods ending in the immediately preceding February. On September 30 of each year, for the then most recently ended fiscal year, the borrower shall make a mandatory prepayment in an amount equal to 100% of the excess cash flow, if positive, for such fiscal year minus the amount paid on the prior March 31.

    Senior term loan B is payable on the earlier of (A) January 2000, or (B) the date on which the aggregate principal balance of term loans A and B is reduced to $7,000. Interest accrues on term loan B and is payable when the principal balance is due. At August 26, 1995 and August 31, 1996, accrued interest on term loan B was $109 and $764, respectively.

    Both facilities bear interest at the bank's base rate plus 2% or the Eurodollar Rate plus 3.25%. Interest rates may be adjusted downward after August 31, 1996, depending upon the Company's leverage ratio, as defined. At August 31, 1996, debt of $41,450 bears an average interest rate of 9.03% and $4,500 bears interest at a rate of 10.25%.

    The credit facility requires a quarterly payment of 0.5% per annum on the unused portion of the revolving credit facility.

    In August 1995, the Company entered into an interest rate swap agreement to hedge the impact of changes in interest rates on its term loan A. The agreement converts the interest rate on the term loan to a fixed rate of 9.11%. The agreement applies to $25,000 of the outstanding principal balance. Net amounts paid or received on interest rate swap agreements that qualify as hedges are recognized over the term of the agreement as an adjustment to interest expense. Realized gains and losses resulting from interest rate swap agreements are recognized in the period the agreement is terminated. Unrealized gains and losses from interest rate swap agreements are deferred until realized.

    The facilities are secured by substantially all of the Company's assets. Under certain conditions the agreement requires mandatory prepayments upon the sale of assets, excess cash flow, or the sale of equity.

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)

                         NOTES TO FINANCIAL STATEMENTS
                          AUGUST 31, 1996 (CONTINUED)

                             (DOLLARS IN THOUSANDS)

7. DEBT (CONTINUED)
    The Company has $35,000 of subordinated notes outstanding which mature on October 31, 2000. The notes bear interest at the rate of 14% per annum from the date of issuance through maturity. Interest is payable on February 28 and August 31 of each year. The principal amount of the notes are due in equal installments on February 28, 2000, and October 31, 2000. The notes are redeemable at the option of the Company for 101% to 107% of the principal amount if redeemed in whole under certain circumstances, depending on the year of redemption, plus accrued interest to the date of redemption.

    The carrying amount reported on the balance sheet for the subordinated notes at August 26, 1995 and August 31, 1996, approximates fair value.

    The subordinated notes and the credit agreements contain numerous financial and operating covenants, which include limitations on extraordinary losses, fixed charge coverage, interest expense coverage and minimum earnings before interest, taxes, depreciation and amortization requirements (as defined in the various agreements), as well as management fee limitations.

    The future maturities of long term debt outstanding (excluding the $9,100 revolving credit agreement) at August 31, 1996, are as follows:

1997...............................................................  $   3,742
1998...............................................................      1,750
1999...............................................................      3,000
2000...............................................................     45,858
2001...............................................................     17,500
                                                                     ---------
                                                                     $  71,850
                                                                     ---------
                                                                     ---------

    Prepayments in 1997 as a result of projected excess cash flow and assets sales are anticipated to be $3,242; this amount has been included in the current portion of long-term debt at August 31, 1996.

8. INCOME TAXES

    The provision (benefit) for income taxes consists of the following for the years ended August 31, 1994, August 26, 1995 and August 31, 1996:

                                                                          1994       1995       1996
                                                                        ---------  ---------  ---------
Current:
  Federal.............................................................  $      --  $      --  $     133
  State...............................................................        235        (68)       216
                                                                        ---------        ---  ---------
                                                                              235        (68)       349
Deferred..............................................................       (593)        --         --
                                                                        ---------        ---  ---------
                                                                        $    (358) $     (68) $     349
                                                                        ---------        ---  ---------
                                                                        ---------        ---  ---------

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)

                         NOTES TO FINANCIAL STATEMENTS
                          AUGUST 31, 1996 (CONTINUED)

                             (DOLLARS IN THOUSANDS)

8. INCOME TAXES (CONTINUED)
    Deferred taxes consist of the following at August 26, 1995 and August 31, 1996:

                                                                             1995       1996
                                                                           ---------  ---------
Assets:
  Net operating loss carryforward........................................  $   8,756  $   7,207
  Other..................................................................      2,673      3,432
                                                                           ---------  ---------
Total assets.............................................................     11,429     10,639

Liabilities:
  Accelerated tax depreciation...........................................      1,245        670
  Other..................................................................      2,691      2,422
                                                                           ---------  ---------
Total liabilities........................................................      3,936      3,092
                                                                           ---------  ---------
                                                                               7,493      7,547
Valuation allowance......................................................     (7,493)    (7,547)
                                                                           ---------  ---------
                                                                           $      --  $      --
                                                                           ---------  ---------
                                                                           ---------  ---------

    The Company files a consolidated income tax return with Holdings. The provision (benefit) for income taxes has been determined as if the Company had filed a separate income tax return.

    Deferred income tax assets consist primarily of net operating loss carryforwards, the federal benefit related to deferred state tax liability, as well as temporary differences between book and tax deductibility for certain items. Deferred tax liabilities consist primarily of the tax effects of excess book over tax depreciation, deferred state income taxes and tax liabilities related to fair value adjustments.

    The provision (benefit) for income taxes differs from the amount of income tax expense computed by applying the United States federal income tax rate to the loss before income taxes and extraordinary item. A reconciliation of the differences for the years ended August 31, 1994, August 26, 1995 and August 31, 1996, is as follows:

                                                                    1994       1995       1996
                                                                  ---------  ---------  ---------
Computed statutory tax benefit..................................  $  (4,949) $  (1,928) $    (362)
Increase (decrease) resulting from:
  Loss on early extinguishment of debt..........................       (762)        --         --
  Amortization of goodwill......................................        292        277        317
  Alternative minimum tax.......................................         --         --        133
  Valuation allowance...........................................      6,065      1,894         54
  Other items, net..............................................     (1,004)      (311)       207
                                                                  ---------  ---------  ---------
Provision (benefit) for income taxes............................  $    (358) $     (68) $     349
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)

                         NOTES TO FINANCIAL STATEMENTS
                          AUGUST 31, 1996 (CONTINUED)

                             (DOLLARS IN THOUSANDS)

8. INCOME TAXES (CONTINUED)
    At August 31, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $18,480. These carryforwards are available to reduce future taxable income and expire in varying amounts between 2006 and 2010.

9. RELATED PARTY TRANSACTIONS

    The Board of Directors, which is comprised of certain partners and affiliated persons of The Jordan Company, was paid $63, $60 and $50 for director's fees for 1994, 1995 and 1996, respectively. A member of the Board of Directors was paid $52 as a consulting fee during 1994, 1995 and 1996. Two employees of noteholders are also members of the Board of Directors.

    Substantially all of the subordinated notes are held by shareholders of Holdings, two of which are affiliated with The Jordan Company. In addition, senior term loan B is held by a shareholder of Holdings, which is affiliated with The Jordan Company.

    Management and consulting fees to The Jordan Company of $1,137 and $1,501 were accrued at August 26, 1995 and August 31, 1996, respectively.

    The accompanying financial statements reflect all of the Company's costs of doing business. There are no costs incurred by Holdings on behalf of the Company.

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)
                                 BALANCE SHEETS
                                  (UNAUDITED)
                      AS OF MAY 25, 1996 AND MAY 31, 1997

                                                                                               1996        1997
                                                                                            ----------  ----------
                                                                                            (DOLLARS IN THOUSANDS)
                                                      ASSETS
Current assets:
  Cash and cash equivalents...............................................................  $      638  $    2,450
  Accounts receivable.....................................................................         687         739
  Due from affiliate......................................................................         269         543
  Inventories.............................................................................      13,370      15,655
  Prepaid expenses and other current assets...............................................       1,409       1,074
                                                                                            ----------  ----------
Total current assets......................................................................      16,373      20,461

Property, plant, and equipment, net.......................................................      22,185      19,183
Goodwill less accumulated amortization....................................................      33,127      32,193
Noncompete agreements and other intangibles, less accumulated amortization................         149         131
Deferred financing fees less accumulated amortization.....................................       1,870       1,219
Other assets..............................................................................       2,231       2,160
                                                                                            ----------  ----------
Total assets..............................................................................  $   75,935  $   75,347
                                                                                            ----------  ----------
                                                                                            ----------  ----------
                                  LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)
Current Liabilities
  Accounts payable........................................................................  $    2,315  $    2,508
  Accrued liabilities.....................................................................       4,421       4,420
  Accrued management fee..................................................................       1,410       1,774
  Payroll and related liabilities.........................................................       1,954       2,253
  Current portion of long-term debt and capital lease obligations.........................       3,542       5,782
                                                                                            ----------  ----------
Total current liabilities.................................................................      13,642      16,737

Long-term debt and accrued interest, less current portion.................................      69,311      64,496
Capital lease obligations, less current portion...........................................         519         206

Shareholder's equity (deficit)
  Common stock, $.01 par value
    Authorized -- 25,000 shares
    Issued and outstanding - 19,200 shares................................................      --          --
  Additional paid-in-capital..............................................................      18,700      18,700
  Accumulated deficit.....................................................................     (26,237)    (24,792)
                                                                                            ----------  ----------
Total shareholder's equity (deficit)......................................................      (7,537)     (6,092)
                                                                                            ----------  ----------
Total liabilities and shareholder's equity (deficit)......................................  $   75,935  $   75,347
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                            See accompanying notes.

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)
          STATEMENTS OF OPERATIONS AND CHANGES IN ACCUMULATED DEFICIT
                                  (UNAUDITED)
             THIRTY-NINE WEEKS ENDED MAY 25, 1996 AND MAY 31, 1997

                                                                                               1996        1997
                                                                                            ----------  ----------
                                                                                            (DOLLARS IN THOUSANDS)
Net sales.................................................................................  $  102,375  $  106,977
Cost of sales, excluding depreciation.....................................................      35,692      36,741
Selling, general and administrative expenses, excluding depreciation and amortization.....      47,903      49,058
Depreciation and amortization expense.....................................................       3,640       3,465
Amortization of goodwill and other intangibles............................................       1,269       1,207
Management fees and other fees............................................................         358         351
                                                                                            ----------  ----------
Operating income..........................................................................      13,513      16,155

Other (income) and expense:
  Interest expense........................................................................       7,023       6,697
  Interest and other income and expense...................................................         (91)       (206)
                                                                                            ----------  ----------
Income before income taxes................................................................       6,581       9,664
Provision for income taxes................................................................          85         308
                                                                                            ----------  ----------
Net income................................................................................       6,496       9,356
Accumulated deficit at beginning of period................................................     (32,733)    (34,148)
                                                                                            ----------  ----------
Accumulated deficit at end of period......................................................  $  (26,237) $  (24,792)
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                            See accompanying notes.

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)
                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
             THIRTY-NINE WEEKS ENDED MAY 25, 1996 AND MAY 31, 1997

                                                                                               1996        1997
                                                                                            ----------  ----------
                                                                                            (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
Net income................................................................................  $    6,496  $    9,356
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization...........................................................       4,909       4,672
Changes in operating assets and liabilities:
  Accounts receivable, net................................................................          (3)       (410)
  Inventories.............................................................................       4,995       2,983
  Prepaid expenses and other current assets...............................................        (416)       (341)
  Other assets............................................................................          79         145
  Accounts payable and accrued liabilities................................................      (1,979)        (89)
                                                                                            ----------  ----------
Net cash provided by operating activities.................................................      14,081      16,316

INVESTING ACTIVITIES
Purchase of property, plant and equipment.................................................      (1,902)     (1,646)

FINANCING ACTIVITIES
Net decrease in revolving line of credit..................................................     (11,000)     (9,100)
Repayments of long-term debt..............................................................        (891)     (3,218)
Principal payments of capital lease obligations...........................................        (100)       (270)
Finance fees new loan agreement...........................................................         (32)        (12)
                                                                                            ----------  ----------
Net cash used in financing activities.....................................................     (12,023)    (12,600)
                                                                                            ----------  ----------
Net increase in cash equivalents..........................................................         156       2,070
Cash and cash equivalents beginning of the period.........................................         482         380
                                                                                            ----------  ----------
Cash and cash equivalents end of period...................................................  $      638  $    2,450
                                                                                            ----------  ----------
                                                                                            ----------  ----------

SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS
Acquisition of equipment under capital lease agreements...................................  $       91  $   --
                                                                                            ----------  ----------
                                                                                            ----------  ----------

SUPPLEMENTAL SCHEDULE OF CASH TRANSACTIONS
Interest paid.............................................................................  $    7,660  $    5,457
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                            See accompanying notes.

                          ARCHIBALD CANDY CORPORATION
            (A WHOLLY OWNED SUBSIDIARY OF FANNIE MAY HOLDINGS, INC.)

                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                  MAY 31, 1997
                             (DOLLARS IN THOUSANDS)

1. BASIS OF PRESENTATION

    The unaudited financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes these disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments necessary for a fair presentation for the periods presented have been reflected and are of a normal recurring nature. These financial statements should be read in conjunction with the financial statements and the notes thereto for the year ended August 31, 1996.

    Results of operations for the period from September 1, 1996 to May 31, 1997 are not necessarily indicative of the results that may be achieved for the entire year ending August 30, 1997.

2. INVENTORIES

    Inventories at May 25, 1996 and May 31, 1997 are comprised of the following:

                                                                            1996       1997
                                                                          ---------  ---------
Raw materials...........................................................  $   7,147  $   7,147
Work in process.........................................................        159        242
Finished goods..........................................................      6,064      8,266
                                                                          ---------  ---------
                                                                          $  13,370  $  15,655
                                                                          ---------  ---------
                                                                          ---------  ---------

3. DEBT

    Debt at May 25, 1996 and May 31, 1997 is comprised of the following:

                                                                            1996       1997
                                                                          ---------  ---------
Senior term loan A......................................................  $  29,950  $  26,632
Senior term loan B......................................................      7,000      7,000
Subordinated notes......................................................     35,000     35,000
                                                                          ---------  ---------
                                                                             71,950     68,632
Less: Current portion...................................................      3,235      5,387
                                                                          ---------  ---------
Long-term debt..........................................................  $  68,715  $  63,245
                                                                          ---------  ---------
                                                                          ---------  ---------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE EXCHANGE OFFER MADE BY THIS PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NEW NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                         ------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................   iii
Prospectus Summary........................................................     1
Risk Factors..............................................................    10
Use of Proceeds...........................................................    19
The Exchange Offer........................................................    20
Capitalization............................................................    29
Selected Historical Financial Data........................................    30
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................    32
Business..................................................................    39
Management................................................................    48
Capitalization of Holdings................................................    53
Principal Stockholders....................................................    57
Certain Transactions......................................................    59
Description of New Credit Facility........................................    61
Description of New Notes..................................................    62
Old Notes Registration Rights;
  Liquidated Damages......................................................    83
Certain United States Federal Income Tax Consequences.....................    84
Plan of Distribution......................................................    86
Legal Matters.............................................................    87
Experts...................................................................    87
Index to Financial Statements.............................................   F-1

                            OFFER TO EXCHANGE $1,000
                            PRINCIPAL AMOUNT OF ITS
                          10 1/4% SENIOR SECURED NOTES
                                 DUE 2004 WHICH
                              HAVE BEEN REGISTERED
                            UNDER THE SECURITIES ACT
                           FOR EACH $1,000 PRINCIPAL
                           AMOUNT OF ITS OUTSTANDING
                          10 1/4 SENIOR SECURED NOTES
                                    DUE 2004

                          ---------------------------

                                   PROSPECTUS

                          ---------------------------

                                        , 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all fees and expenses payable by the Registrant in connection with the exchange offer described in this Registration Statement. All amounts shown are estimates, except the SEC registration fee.

Securities and Exchange Commission Registration Fee...............  $  30,304
Printing and Engraving Expenses...................................     70,000
Legal Fees and Expenses...........................................    125,000
Accounting Fees and Expenses......................................     70,000
Exchange Agent Fees and Expenses..................................      6,000
Miscellaneous.....................................................     10,000
                                                                    ---------
                                                                    $ 311,304
                                                                    ---------
                                                                    ---------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Certain provisions of the Illinois Business Corporation Act of 1983, as amended, provide that Archibald Candy Corporation ("the Registrant") may, and in some circumstances must, indemnify the directors and officers of the Registrant and of each subsidiary company against liabilities and expenses incurred by such person by reason of the fact that such person was serving in such capacity, subject to certain limitations and conditions set forth in the statute.

    The By-laws of the Registrant generally provide that the Registrant shall indemnify its officers and directors if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. Indemnification shall be provided only upon a determination that such indemnification is proper in the circumstances because the person has met the applicable standard of conduct. Such determination shall be made (a) by the Registrant's Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if attainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the Registrant's shareholders, or any successor provisions. Expenses may be advanced to the indemnified party upon receipt of an undertaking by, or on behalf of, such person to repay such amounts if it is ultimately determined that he or she is not entitled to be indemnified by the Registrant.

    Simultaneously with the consummation of the Offering, the Registrant entered into a separate indemnification agreement with each of its directors and officers. These indemnification agreements provide that the Registrant will indemnify its directors and officers against certain liabilities (including settlements) and expenses actually and reasonably incurred by them in connection with any threatened or pending legal action, proceeding or investigation (other than actions brought by or in the right of the Registrant) to which any of them is, or is threatened to be, made a party by reason of their status as a director, officer or agent of the Registrant, or serving at the request of the Registrant in any other capacity for or on behalf of the Registrant; provided that (i) such director or officer acted in good faith and in a manner not opposed to the best interest of the Registrant, (ii) with respect to any criminal proceedings, such director or officer had no reasonable cause to believe his or her conduct was unlawful, (iii) such director or officer is not finally adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Registrant, unless the court views in light of the circumstances the director or officer is nevertheless entitled to indemnification and (iv) the indemnification does not relate to any liability arising under Section 16(b) of the Exchange Act or the rules or regulations promulgated thereunder. With respect to any action brought by or in the right of the Registrant, directors and officers may also be indemnified, to the extent not prohibited by applicable laws or as determined by a court of competent jurisdiction, against costs and expenses actually and reasonably incurred by them in connection with such action if they acted in good faith and in the best interest of the Registrant.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    On July 2, 1997, the Registrant issued and sold to Jefferies & Company, Inc. and First Chicago Capital Markets, Inc. (together, the "Initial Purchasers") $100 million aggregate principal amount of 10 1/4% Senior Secured Notes due 2004 (sold with a 3% discount to the Initial Purchasers). This sale to the Initial Purchasers was exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 144A promulgated under the Securities Act on the basis that such sale did not involve a public offering. In accordance with the agreement pursuant to which the Initial Purchasers purchased the Notes, the Initial Purchasers agreed to offer and sell the Notes only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or a limited number of institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits


  EXHIBIT
  NUMBER     DESCRIPTION OF EXHIBIT
-----------  ---------------------------------------------------------------------------------------------------
      *3.1   Amended and Restated Articles of Incorporation of the Company
      *3.2   Amended and Restated By-Laws of the Company
      *4.1   Form of the Old Notes
      *4.2   Form of the New Notes
      *4.3   Purchase Agreement dated as of June 27, 1997 between the Company and the Initial Purchasers
      *4.4   Indenture dated as of July 2, 1997 between the Company and the Trustee
      *4.5   Registration Rights Agreement dated as of July 2, 1997 between the Company and the Initial
             Purchasers
      *4.6   Pledge and Security Agreement dated as of July 2, 1997 between the Company and the Trustee
      *4.7   Intellectual Property Security Agreement dated as of July 2, 1997 between the Company and the
             Trustee
      *4.8   Mortgage, Security Agreement, Assignment of Leases and Rents, Fixture Filing and Financing
             Statement dated July 2, 1997 relating to the Company's Chicago, Illinois manufacturing and headquarters facility
      *4.9   Open-End Mortgage, Security Agreement, Assignment of Leases and Rents, Fixture Filing and Financing
             Statement dated July 2, 1997 relating to the Company's Bensalem, Pennsylvania warehouse and distribution facility
      *4.10  Amended and Restated Credit Agreement dated as of July 2, 1997 among the Company, the lenders signatory thereto and The First National Bank of Chicago, as Agent
      *4.11  Amended and Restated Security Agreement dated as of July 2, 1997 between the Company and The First
             National Bank of Chicago, as Agent
      *4.12  Form of SAR Agreements
      *4.13  Lease dated April 17, 1997 between Chicago Midway Joint Venture, as landlord, and the Company, as tenant, relating to the Company's Chicago, Illinois warehouse and distribution facility
       5.1   Opinion of Winston & Strawn

  EXHIBIT
  NUMBER     DESCRIPTION OF EXHIBIT
-----------  ---------------------------------------------------------------------------------------------------
     *10.1   Indemnification Agreements dated as of July 2, 1997 between the Company and each of its directors and executive officers
     *10.2   Securities Purchase Agreement dated as of October 30, 1991 among Holdings, the Company and the
             Purchasers (as defined therein), together with First Amendment thereto dated as of September 18,
             1992, Second Amendment thereto dated as of August 12, 1994 and Third Amendment thereto dated as of
             July 2, 1997
     *10.3   Shareholders Agreement dated as of October 30, 1991 among the holders of the Company's common stock, together with First Amendment thereto dated as of July 2, 1997
     *10.4   Tax Sharing and Management Consulting Agreement dated as of July 2, 1997 between the Company and
             Holdings
     *10.5   Management Consulting Agreement by and between Holdings and TJC Management Corp. dated as of July
             2, 1997
     *10.6   Supply Agreement dated February 11, 1997 between the Company and Nestle Food Company
     *10.7   Supply Agreement dated June 24, 1997 between the Company and ADM Cocoa
     *10.8   Supply Agreement dated January 22, 1997 between the Company and Grace Cocoa Chocolate Americas
     *10.9   Supply Agreement dated September 5, 1996 between the Company and The Western Sugar Company
     *10.10  Supply Agreement dated March 25, 1997 between the Company and Cerestar USA, Inc.
     *12.1   Statements re: Computation of Earnings to Fixed Charges
     *21.1   Subsidiaries of the Company
      23.1   Consent of Ernst & Young LLP
      23.2   Consent of Winston & Strawn (contained in its opinion filed as Exhibit 5.1 hereto)
     *24.1   Power of Attorney
     *25.1   Statement of Eligibility and Qualification on Form T-1 under the Trust Indenture Act of 1939 of The
             Bank of New York, as trustee under the Indenture
     *99.1   Form of Letter of Transmittal
     *99.2   Form of Notice of Guaranteed Delivery
     *99.3   Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees
     *99.4   Form of Letter to Clients
     *99.5   Guidelines for Certification of Taxpayer Identification Number on Form W-9


------------

*   Previously filed

ITEM 17.  UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) Insofar as indemnification of liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on October 7, 1997.


                                ARCHIBALD CANDY CORPORATION

                                By:                      *
                                     -----------------------------------------
                                                  Ted A. Shepherd
                                       PRESIDENT AND CHIEF OPERATING OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                       TITLE                         DATE
------------------------------------------------------  ---------------------------------  ----------------------
                          *
     -------------------------------------------        Chairman of the Board and Chief    October 7, 1997
                   Thomas H. Quinn                      Executive Officer

                          *                             President and Chief Operating
     -------------------------------------------        Officer (Principal Executive       October 7, 1997
                   Ted A. Shepherd                      Officer)

                 /s/ DONNA M. SNOPEK                    Vice President--Finance and
     -------------------------------------------        Accounting (Principal Financial    October 7, 1997
                   Donna M. Snopek                      and Accounting Officer)

                          *
     -------------------------------------------        Director                           October 7 1997
                  John W. Jordan II

                          *
     -------------------------------------------        Director                           October 7, 1997
                     Adam E. Max

                          *
     -------------------------------------------        Director                           October 7, 1997
                  Robert A. Schmitz

                          *
     -------------------------------------------        Director                           October 7, 1997
                    Jeffrey Rosen


*By:     /s/ DONNA M. SNOPEK
      -------------------------
           Donna M. Snopek
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER     DESCRIPTION OF EXHIBIT
-----------  ---------------------------------------------------------------------------------------------------
      *3.1   Amended and Restated Articles of Incorporation of the Company
      *3.2   Amended and Restated By-Laws of the Company
      *4.1   Form of the Old Notes
      *4.2   Form of the New Notes
      *4.3   Purchase Agreement dated as of June 27, 1997 between the Company and the Initial Purchasers
      *4.4   Indenture dated as of July 2, 1997 between the Company and the Trustee
      *4.5   Registration Rights Agreement dated as of July 2, 1997 between the Company and the Initial
             Purchasers
      *4.6   Pledge and Security Agreement dated as of July 2, 1997 between the Company and the Trustee
      *4.7   Intellectual Property Security Agreement dated as of July 2, 1997 between the Company and the
             Trustee
      *4.8   Mortgage, Security Agreement, Assignment of Leases and Rents, Fixture Filing and Financing
             Statement dated July 2, 1997 relating to the Company's Chicago, Illinois manufacturing and headquarters facility
      *4.9   Open-End Mortgage, Security Agreement, Assignment of Leases and Rents, Fixture Filing and Financing
             Statement dated July 2, 1997 relating to the Company's Bensalem, Pennsylvania warehouse and distribution facility
      *4.10  Amended and Restated Credit Agreement dated as of July 2, 1997 among the Company, the lenders signatory thereto and The First National Bank of Chicago, as Agent
      *4.11  Amended and Restated Security Agreement dated as of July 2, 1997 between the Company and The First
             National Bank of Chicago, as Agent
      *4.12  Form of SAR Agreements
      *4.13  Lease dated April 17, 1997 between Chicago Midway Joint Venture, as landlord, and the Company, as tenant, relating to the Company's Chicago, Illinois warehouse and distribution facility
       5.1   Opinion of Winston & Strawn
     *10.1   Indemnification Agreements dated as of July 2, 1997 between the Company and each of its directors and executive officers
     *10.2   Securities Purchase Agreement dated as of October 30, 1991 among Holdings, the Company and the
             Purchasers (as defined therein), together with First Amendment thereto dated as of September 18,
             1992, Second Amendment thereto dated as of August 12, 1994 and Third Amendment thereto dated as of
             July 2, 1997
     *10.3   Shareholders Agreement dated as of October 30, 1991 among the holders of the Company's common stock, together with First Amendment thereto dated as of July 2, 1997
     *10.4   Tax Sharing and Management Consulting Agreement dated as of July 2, 1997 between the Company and
             Holdings
     *10.5   Management Consulting Agreement by and between Holdings and TJC Management Corp. dated as of July
             2, 1997
     *10.6   Supply Agreement dated February 11, 1997 between the Company and Nestle Food Company
     *10.7   Supply Agreement dated June 24, 1997 between the Company and ADM Cocoa
     *10.8   Supply Agreement dated January 22, 1997 between the Company and Grace Cocoa Chocolate Americas
     *10.9   Supply Agreement dated September 5, 1996 between the Company and The Western Sugar Company
     *10.10  Supply Agreement dated March 25, 1997 between the Company and Cerestar USA, Inc.
     *12.1   Statements re: Computation of Earnings to Fixed Charges
     *21.1   Subsidiaries of the Company

  EXHIBIT
  NUMBER     DESCRIPTION OF EXHIBIT
-----------  ---------------------------------------------------------------------------------------------------
      23.1   Consent of Ernst & Young LLP
      23.2   Consent of Winston & Strawn (contained in its opinion filed as Exhibit 5.1 hereto)
     *24.1   Power of Attorney
     *25.1   Statement of Eligibility and Qualification on Form T-1 under the Trust Indenture Act of 1939 of The
             Bank of New York, as trustee under the Indenture
     *99.1   Form of Letter of Transmittal
     *99.2   Form of Notice of Guaranteed Delivery
     *99.3   Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees
     *99.4   Form of Letter to Clients
     *99.5   Guidelines for Certification of Taxpayer Identification Number on Form W-9


------------

*   Previously filed